As filed with the Securities and Exchange Commission on July 8, 2020

Registration Nos.	333-
811-08205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __                    [   ]

Post-Effective Amendment No. __                  [   ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Amendment No. 35                                          [X]

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D
(Exact Name of Registrant)

NASSAU LIFE INSURANCE COMPANY
(Name of Depositor)

One American Row, Hartford, Connecticut 06115
(Address of Depositor’s Principal Executive Offices) (Zip Code)

860-403-5000
(Depositor’s Telephone Number, including Area Code)

The Corporation Trust Company (CT Corp)
1209 N Orange Street
Wilmington, Delaware 19801
(Name and Address of Agent for Service)

Copies of all communications to:

Kostas Cheliotis	Dodie C. Kent, Esq.
Vice President, General Counsel, Secretary	Partner
Nassau Re	Eversheds Sutherland (US) LLP
One American Row	1114 Avenue of the Americas, 40th Floor
Hartford, Connecticut 06115	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in First Investors Life Variable Annuity Fund D supporting individual flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the individual flexible premium deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 333-186359; 811-08205). Upon effectiveness of the merger of Foresters Life Insurance and Annuity Company with and into Nassau Life Insurance Company (“NNY”), NNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

FIRST CHOICE BONUS ANNUITY

Individual Flexible Premium Deferred Variable Annuity Contract with Bonus Payments
Issued By
Nassau Life Insurance Company
Through
First Investors Life Variable Annuity Fund D

Supplement dated July 8, 2020 to the Prospectus dated May 1, 2020

Administrative Office
Address: Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836
Phone Number: 1-800-832-7783 (9:00 A.M. and 5:00 P.M., Eastern Time)
Website: www.NSRE.com

This supplement updates certain information contained in the prospectus, dated May 1, 2020, for the First Choice Bonus Annuity, an individual flexible premium deferred variable annuity contract with bonus payments (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus for the Contract to provide information about the acquisition of the issuer of the Contracts, Foresters Life Insurance and Annuity Company (“FLIAC”), by NNY and the subsequent merger (the “Merger”) of FLIAC with and into NNY.

As previously disclosed, NNY entered into an agreement with FLIAC whereby NNY would purchase FLIAC. The acquisition of FLIAC by NNY was completed on July 1, 2020. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the First Investors Life Variable Annuity Fund D (the “Separate Account” or “Separate Account D”). The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Contracts.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from FLIAC to NNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

Following the acquisition of FLIAC by NNY, an NNY affiliate, 1851 Securities, Inc., became the principal underwriter for the Contracts.

The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional Purchase Payments.

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Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates the prospectus.

I.	References to FLIAC (including references to “We,” “Us” and “Our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY.

II.	References to FLIAC’s website, www.foresters.com, throughout the prospectus that are not otherwise addressed below are replaced with references to NNY’s website, www.NSRE.com.

III.	On page 7, the following is added to the end of “General Account Risk” under “SUMMARY OF RISKS AND REWARDS OF THE CONTRACT”:

How to Obtain More Information. We encourage Contractowners to read and understand Our financial statements. Our audited financial statements, as well as the audited financial statements of the Separate Account, are located in the Statement of Additional Information. See “FINANCIAL STATEMENTS” below for instructions on how to obtain the Statement of Additional Information free of charge.

IV.	On page 8, the following replaces the section titled “Foresters Life Insurance and Annuity Company” under “WHO WE ARE AND HOW TO CONTACT US”:

Nassau Life Insurance Company
NNY, with its home office at One American Row, Hartford, Connecticut 06115, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. Other affiliates of NNY include 1851 Securities, Inc. (or hereafter “1851”), which is the distributor for the Contracts, and the Nassau Companies of New York, which will provide administrative services for the Contracts.

For information or service concerning a Contract, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-855-5935. You may also contact Us through Our website at www.NSRE.com.

You should send any Purchase Payments, notices, elections or requests (including requests for Fund prospectuses), as well as any other documentation that We require for any purpose in connection with Your Contract, to Our Administrative Office. No payment, notice, election, request or documentation will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. To meet Our requirements for processing transactions, We may require that You use Our forms. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

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V.	On page 33, the following is added immediately after the section titled “Tax Withholding and Reporting” under “FEDERAL TAX INFORMATION”:

Federal Estate, Gift and Generation-Skipping Transfer Taxes
While We are not discussing the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Internal Revenue Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from Your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.

Medicare Tax
Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

Definition of Spouse
All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Foreign Tax Credits
We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

VI.	Beginning on page 37, the following replaces the section titled “DISTRIBUTION OF THE CONTRACT” under “OTHER INFORMATION”:

DISTRIBUTION OF THE CONTRACT
The Contracts are no longer offered for new sales, but existing Contractowners may continue to make additional Purchase Payments. As such, the Contract is considered to be continuously offered by NNY and the Separate Account.

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Prior to the acquisition of FLIAC by NNY, Foresters Financial Services, Inc., an affiliate of FLIAC, served as principal underwriter and distributor for the Contracts. As a result of the acquisition of FLIAC by NNY, effective July 1, 2020, 1851 Securities, Inc., an affiliate of NNY, assumed the role of the principal underwriter and distributor for the Contracts. 1851 also serves as principal underwriter and distributor for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in distributing variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees or other payments from underlying funds or their affiliates.

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 (the “1934 Act”), as well as the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”).

1851 and NNY have entered into a selling agreement with Cetera Investment Services LLC (“Cetera”) to cover Cetera’s continued servicing of Contracts held by Cetera customers. This agreement also covers Cetera’s sale and servicing of other variable annuity contracts and variable life insurance policies issued by NNY (including those contracts and policies assumed by NNY in connection with the Merger of FLIAC into NNY). Cetera is registered as a broker-dealer with the SEC under the 1934 Act and is a member of FINRA.

Compensation
Under Our agreement with Cetera, We generally pay compensation to Cetera in the form of commissions when a Purchase Payment is invested in a Contract. We pay a commission of 5.868% on each Purchase Payment. No other compensation is paid to Cetera with respect to any other Contractowner transactions under the Contract. After the fifth Contract Year, We may also pay Cetera an amount equal to 0.10% of a Contract’s Accumulation Value on an annual basis.

A portion of the compensation paid by NNY to Cetera is used by Cetera to pay commissions or other compensation to its registered representatives who service the Contract, depending on the agreement between Cetera and the registered representative. Such representatives act as appointed agents of NNY under applicable state insurance law and must be licensed to sell variable insurance products. Cetera or a registered representative may receive different compensation for selling or servicing one variable insurance product compared to another.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be made to Cetera based on Purchase Payments invested in the Contract. Additional payments may be made to Cetera that are not directly related to the investment of additional Purchase Payments invested in the Contract, such as payments related to the recruitment and training of personnel, production of promotional literature and similar services.

The Contract does not assess a front-end sales charge, so You do not directly pay for the sales and distribution expenses of NNY when You make a Purchase Payment. You indirectly pay for sales and distribution expenses of NNY through the overall charges and fees assessed under the Contract. Any profits NNY may realize through receiving the mortality and expense risk charge deducted under Your Contract may be used to pay for sales and distribution expenses. NNY may also pay for sales and distribution expenses out of any payments NNY or 1851 may receive for providing administrative,

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marketing and other support and services to the Funds. Currently, neither NNY nor 1851 receive such payments with respect to the Contracts. Depending on when You made Your last Purchase Payment, Your Contract may be subject to a surrender charge if You fully or partially surrender the Contract. See “CONTRACT EXPENSES—Surrender Charges” under “FINANCIAL INFORMATION.” Proceeds received by NNY from any surrender charges imposed under the Contract may be used to reimburse NNY for sales and distribution expenses.

VII.	On page 38, the following is added immediately after the section titled “DISTRIBUTION OF THE CONTRACT” under “OTHER INFORMATION”:

CYBER SECURITY AND BUSINESS CONTINUITY RISKS
Our variable product business is dependent upon the effective operation of Our computer systems and those of Our business partners, and so Our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting Us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect Us and Your interest in the Contract.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts and terrorist acts, any of which could adversely affect Our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of Our employees or the employees of Our service providers to perform their job responsibilities.

LEGAL PROCEEDINGS
We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account or on Our ability to meet Our obligations under the Contracts or on 1851 in its role as principal underwriter.

VIII.	On page 39, the following replaces the section titled “FINANCIAL STATEMENTS” under “OTHER INFORMATION”:

FINANCIAL STATEMENTS
Audited financial statements of the Separate Account and NNY are included in the Statement of Additional Information. For a free copy of the Statement of Additional Information, simply call or write to Our Administrative Office or contact Us through Our website at www.NSRE.com. The Statement of Additional Information is also available on the SEC’s website at www.sec.gov.

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First Choice Bonus Annuity
An Individual Flexible Premium Variable Deferred Annuity Contract with Bonus Payments

Offered by Foresters Life Insurance and Annuity Company through First Investors Life Variable Annuity Fund D

40 Wall Street, New York, New York 10005 / (800) 832-7783

This prospectus describes an individual flexible premium variable deferred annuity contract (the “Contract”) offered by Foresters Life Insurance and Annuity Company (“FLIAC”, “We”, “Us” or “Our”). FLIAC will credit a “Bonus Payment” to the Accumulation Value each time You make a Purchase Payment with some limitations. The Contract provides You with the opportunity to accumulate capital, on a tax-deferred basis, for retirement or other long-term purposes and thereafter, if You so elect, to receive annuity payments for a lifetime based upon the Contract’s Accumulation Value and other factors. First Choice Bonus Annuity charges expenses that may be higher than expenses for a similar Contract that does not credit a Bonus Payment. We offer variable annuities with lower fees. You should carefully consider whether or not the Contract is the best product for You.

The Contract is no longer available for new sales. Existing Contractowners may continue to make additional Purchase Payments.

When You invest in a Contract, You allocate Your Purchase Payments (less certain applicable charges) to one or more “Subaccounts” of First Investors Life Variable Annuity Fund D (“Separate Account D”) or to the Fixed Account. Each of the Subaccounts invests in a corresponding series of the Delaware® VIP Trust (“Funds” or “VIP Series”). A copy of the prospectus for the VIP Series is attached. The Contract requires a minimum initial investment of $5,000.

The amount You accumulate in the Subaccounts depends upon the performance of the Subaccounts in which You invest. You bear all of the investment risk, which means that You could lose money invested in the Subaccounts. We credit interest to amounts You allocate to the Fixed Account.

Please read this prospectus and keep it for future reference. It contains important information that You should know before buying or taking action under a Contract, including all material benefits, features, rights, and obligations under a Contract. We filed a Statement of Additional Information (“SAI”), dated May 1, 2020 with the Securities and Exchange Commission (“SEC”). We incorporate the SAI by reference into this prospectus. See the SAI Table of Contents at the end of this prospectus. You can get a free SAI by contacting Us at Raritan Plaza 1, Edison, New Jersey 08837, by calling the telephone number shown above or by visiting Our website www.foresters.com. You also can obtain electronic copies of Our documents, including reports and SAIs, from the EDGAR database on the SEC’s website at http://www.sec.gov.

The SEC has not approved or disapproved these securities or passed judgment on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2020.

CONTENTS

FEES AND EXPENSES	1
HISTORICAL ACCUMULATION UNIT INFORMATION	3
OVERVIEW OF THE CONTRACT	5
Summary of Risks and Rewards of the Contract	5
How the Contract Works	7
Who We Are and How to Contact Us	8
THE CONTRACT IN DETAIL	13
Application and Purchase Payments	13
Allocation of Purchase Payments	13
Reallocations Among Subaccounts	14
What Are Our Policies on Frequent Reallocations Among Subaccounts?	14
What Are the Risks to Contractowners of Frequent Reallocations?	15
The Accumulation Phase	16
Bonus Payments	17
The Payout Phase	24
Your Right To Examine The Contract	28
FINANCIAL INFORMATION	29
Calculating Values	29
Contract Expenses	29
Other Charges	30
Federal Tax Information	31
OTHER INFORMATION	36
Voting Rights	36
Processing Transactions	37
Reservation of Rights	37
State Variations	37
Distribution of the Contract	37
Reports	39
Financial Statements	39
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	40

FLIAC does not guarantee the performance of the Subaccounts. The Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, nor is it federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Bank or any other agency. The Contract involves risk, including possible loss of the principal amount invested.

The Contract may not be available in all states and jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. FLIAC does not authorize any information or representations regarding the Contract other than as described in this prospectus, the attached VIP Series prospectus or any supplements thereto or in any supplemental sales material We authorize.

GLOSSARY OF SPECIAL TERMS

Accumulation Phase – The period between the Effective Date of a Contract and the earlier of the Maturity Date or the death of either the Annuitant or Contractowner.

Accumulation Unit – A unit that measures the value of a Contractowner’s interest in a Subaccount of Separate Account D before the Maturity Date. Accumulation Units are established for each Subaccount. The Accumulation Unit value increases or decreases based on the investment performance of the Subaccount’s corresponding Fund.

Accumulation Value – The Accumulation Value is equal to the sum of the Subaccount Accumulation Value in each of the Subaccounts to which You have allocated value under the Contract plus the Fixed Account Accumulation Value.

Adjusted Purchase Payment – Is equal to the Purchase Payment(s) less any withdrawal(s), including withdrawal charges that have been made subsequent to any immediately preceding Purchase Payment.

Adjusted Purchase Payment Threshold – Is the amount as stated in the Contract used in determining the Bonus Payment Percentage applicable to any Adjusted Purchase Payment(s) credited to the Contract.

Annuitant (and Joint Annuitant, if any) – The person(s) whose life (or lives) is (are) the measure for determining the amount and duration of annuity payments. Unless otherwise specified, references to “Annuitant” refer to any Joint Annuitant as well.

Annuity Unit – A unit that determines the amount of each Variable Annuity Payment after the first Variable Annuity Payment. Annuity Units are established for each Subaccount. The Annuity Unit value increases or decreases based on the investment performance of the Subaccount’s corresponding Fund.

Beneficiary – The person or entity that is named to receive any death benefits payable (i) upon death of any Contractowner in the accumulation phase, (ii) upon death of the Annuitant in the accumulation phase, if there is no surviving Annuitant; or (iii) upon death of the Annuitant in the Payout Phase, if there is no surviving Annuitant.

Bonus Payment – The amount added by Us to the Accumulation Value based on the conditions of Your Contract and calculated by multiplying the applicable Bonus percentage from the Bonus Payment Percentages in Your Contract by the amount of any Adjusted Purchase Payment.

Bonus Payment Percentage – Is the percentage used in calculating any Bonus Payment based on the amount of the Adjusted Purchase Payments according to the percentages listed in the Bonus Payment Percentages in Your Contract.

Contract – An individual flexible premium variable deferred annuity contract offered by this prospectus.

Contractowner (and Joint Contractowner, if any) – The person or entity with legal rights of ownership of the Contract. Unless otherwise specified, the term also includes any Joint Contractowners.

Contract Anniversary – The same month and day each subsequent year from the Contract’s Effective Date.

Contract Year (and Contract Month and Contract Quarter) – A one-year period of time as measured from the Contract Effective Date and as measured from each Contract Anniversary. A Contract Month or a Contract Quarter is a month or quarter, respectively, of a Contract Year.

Effective Date – The date the Contract is issued by FLIAC.

Fixed Account Accumulation Value – The Fixed Account Accumulation Value at any time is equal to the amount determined as described below under the heading “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Fixed Account Accumulation Value.”

Fixed Annuity Payment – Annuity payments that remain fixed as to dollar amount.

General Account – All assets of FLIAC other than those allocated to Separate Account D and other segregated investment accounts of FLIAC.

Good Order – Notice from someone authorized to initiate a transaction under a Contract, received in a format satisfactory to Us at Our administrative office or other office We may designate (“Administrative Office”) that contains all information required by Us to process the transaction.

Internal Revenue Code – The Internal Revenue Code of 1986, as amended.

Investment in the Contract – The Purchase Payments You made, less any amounts You previously surrendered that were not taxable.

Maturity Date – The date on which annuity payments begin.

Net Accumulation Value – The Accumulation Value less any applicable premium taxes not previously deducted.

Payee – The person designated as the “Payee” in the Contract, and who is entitled to receive annuity payments under the Contract. The Contractowner will be the Payee unless another person is named as the Payee.

Payout Phase – The period of time beginning on the Maturity Date during which periodic payments are made to the Payee. These are usually paid on a monthly basis and last for the time provided in the chosen annuity payment option.

Purchase Payment – A payment made initially to purchase a Contract or as an additional contribution to a Contract (less any charges). A Purchase Payment does not include any amounts credited as a Bonus Payment.

Right to Examine – The period of time a Contractowner may review his or her Contract and cancel it for a refund of Purchase Payments. The duration and terms of the “Right to Examine” period varies by state. Your Right to Examine period will be stated on the cover of Your Contract.

Separate Account D – The segregated investment account entitled “First Investors Life Variable Annuity Fund D”, established by FLIAC pursuant to applicable law and registered as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”).

Subaccount – A segregated investment subaccount under Separate Account D that corresponds to a Fund of the VIP Series. The assets of a Subaccount are invested in shares of the corresponding Fund of the VIP Series.

Subaccount Accumulation Value – The Subaccount Accumulation Value in each Subaccount at any time is equal to the number of Accumulation Units this Contract has in that Subaccount, multiplied by that Subaccount’s Accumulation Unit value.

Valuation Date – Any date on which the New York Stock Exchange (“NYSE”) is open for trading.

Valuation Period – The period beginning at the end of any Valuation Date and extending to the end of the next Valuation Date.

Variable Annuity Payment – Annuity payments that vary in dollar amount throughout the Payout Phase based on the net investment experience of the Subaccounts.

We (Us, Our) – FLIAC.

You (and Your) – An actual or prospective Contractowner who is reading this prospectus.

FEES AND EXPENSES

The following tables below show the fees and expenses that You will incur when You buy, own and surrender a Contract.

The first table describes the fees and expenses that You will pay if You surrender the Contract.

Contractowner Transaction Expenses
Maximum Surrender Charge	8.00%
(as a percentage of Purchase Payment surrendered)*

* The surrender charge percentage that applies to a Purchase Payment decreases over 9 years after receipt of the Purchase Payment so that there is no surrender charge after nine years. Each year after the first Contract Year You may surrender up to 10% of total Purchase Payments without a surrender charge. For purposes of computing the surrender charge, amounts surrendered will be taken from Your Contract first from any amounts then available as a Free Surrender, then from Purchase Payments in the order they were made (i.e., first-in, first-out), and finally from any other remaining Accumulation Value.

The next table describes the maximum fees and expenses that You will pay periodically during the time You own the Contract, not including Fund fees and expenses.

Maximum Annual Contract Charge **	$50.00
Separate Account Annual Expenses
(as a percentage of average daily account value)
Mortality and Expense Risk Charge	1.40%

**The annual Contract charge is made during the Accumulation Phase only. The maximum annual Contract charge that We may deduct from the Accumulation Value in any Contract Year is $50. The current annual Contract charge that We deduct from the Accumulation Value is $35, which is guaranteed for the first 10 Contract Years. For more complete descriptions of the charges and expenses shown, please refer to “FINANCIAL INFORMATION: CONTRACT EXPENSES – Surrender Charges, Mortality and Expense Risk Charge, Other Charges.”

The next table shows the minimum and maximum total annual fund operating expenses of the underlying VIP Series, as of December 31, 2019. These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the attached prospectus for the VIP Series.

Total Annual Fund Operating Expenses
	Minimum	Maximum
Range of expenses that are deducted	0.73%	1.42%
from Fund assets, including management
fees and other expenses.

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The following examples are intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, Contract charges, Separate Account D annual expenses and operating expenses of the Funds. The examples assume that You invest $10,000 in the Contract for the time periods indicated. The examples also assume that Your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

If You surrender Your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Cost	$1,135	$1,744	$2,279	$3,647
Minimum Cost	$1,066	$1,537	$1,934	$2,962

If You annuitize or do not surrender Your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Cost	$335	$1,024	$1,739	$3,647
Minimum Cost	$266	$817	$1,394	$2,962

You should not consider the expenses in the example as a representation of past or future expenses. Actual expenses in future years may be more or less than those shown.

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HISTORICAL ACCUMULATION UNIT INFORMATION

This table shows the Accumulation Unit values and the number of Accumulation Units outstanding for each Subaccount of Separate Account D for the last seven fiscal years.1

			Number of
		Accumulation	Accumulation
Subaccount	At	Unit Value ($)	Units
Covered Call	December 31, 2016	10.432	108,780.0
Strategy	December 31, 2017	11.426	200,820.9
Subaccount *	December 31, 2018	10.141	340,963.5
	December 31, 2019	12.137	372,405.6
Equity Income	June 3, 2013	18.811	0.0
Subaccount	December 31, 2013	20.957	185,740.5
	December 31, 2014	22.372	402,416.5
	December 31, 2015	21.834	474,553.4
	December 31, 2016	24,388	502,098.2
	December 31, 2017	27.781	508,697.0
	December 31, 2018	25.086	516,153.6
	December 31, 2019	30.358	504,190.4
Fund For	June 3, 2013	18.320	0.0
Income	December 31, 2013	18.804	227,227.3
Subaccount	December 31, 2014	18.689	458,293.6
	December 31, 2015	18.089	538,464.8
	December 31,2016	19.803	537,577.9
	December 31, 2017	20.879	578,434.0
	December 31, 2018	20.057	646,368.0
	December 31, 2019	22.306	713,211.2
Government	June 3, 2013	11.586	0.0
Cash	December 31, 2013	11.493	186,584.5
Management	December 31, 2014	11.333	101,221.4
Subaccount**	December 31, 2015	11.175	104,241.3
	December 31, 2016	11.019	49,001.5
	December 31, 2017	10.894	42,323.9
	December 31, 2018	10.876	141,247.8
	December 31, 2019	10.870	81,075.3
Growth and	June 3, 2013	22.185	0.0
Income	December 31, 2013	25.659	274,636.5
Subaccount	December 31, 2014	27.236	548,078.2
(formerly	December 31, 2015	26.019	674,424.9
Growth &	December 31, 2016	28.192	704,990.0
Income	December 31, 2017	32.881	704,449.6
Subaccount)	December 31, 2018	29.127	697,703.6
	December 31, 2019	36.075	668,617.6
International	June 3, 2013	19.096	0.0
Subaccount	December 31, 2013	19.193	114,700.6
	December 31, 2014	19.378	284,788.2
	December 31, 2015	19.777	340,808.2
	December 31, 2016	18.681	376,751.8
	December 31, 2017	24.494	366,892.2
	December 31, 2018	21.217	467,564.0
	December 31, 2019	26.133	482,821.8

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			Number of
		Accumulation	Accumulation
Subaccount	At	Unit Value ($)	Units
Investment	June 3, 2013	19.559	0.0
Grade	December 31, 2013	19.261	143,091.0
Subaccount	December 31, 2014	20.106	306,226.0
	December 31, 2014	19.756	355,839.3
	December 31, 2016	20.387	384,727.6
	December 31, 2017	21.053	417,784.0
	December 31, 2018	20.340	405,340.0
	December 31, 2019	22.589	396,078.8
Limited	December 31, 2014	9.672	66,396.7
Duration Bond	December 31, 2015	9.488	135,282.3
Subaccount***	December 31, 2016	9.416	176,734.5
	December 31, 2017	9.402	190,510.1
	December 31, 2018	9.250	502,538.7
	December 31, 2019	9.495	507,440.6
Opportunity	June 3, 2013	11.655	0.0
Subaccount***	December 31, 2013	13.877	372,557.9
*	December 31, 2014	14.469	738,373.3
	December 31, 2015	14.152	915,307.9
	December 31, 2016	15.107	969,420.8
	December 31, 2017	17.727	984,467.9
	December 31, 2018	14.792	1,066,434.2
	December 31, 2019	18.978	1,050,709.9
Growth Equity	June 3, 2013	9.373	0.0
Subaccount	December 31, 2013	11.037	149,298.8
(formerly Select	December 31, 2014	12.356	395,133.1
Growth	December 31, 2015	12.575	498,259.6
Subaccount)	December 31, 2016	12.901	577,793.2
	December 31, 2017	16.894	573,182.8
	December 31, 2018	16.027	717,755.2
	December 31, 2019	19.653	809,269.9
Special	June 3, 2013	18.860	0.0
Situations	December 31, 2013	21.698	103,957.3
Subaccount	December 31, 2014	22.743	221,739.3
	December 31, 2015	22.310	270,960.6
	December 31, 2016	25.541	293,640.6
	December 31, 2017	29.787	310,253.5
	December 31, 2018	24.498	386,218.8
	December 31, 2019	29.075	422,289.0
Total Return	June 3, 2013	10.691	0.0
Subaccount****	December 31, 2013	11.452	523,978.2
	December 31, 2014	11.967	1,212,284.7
	December 31, 2015	11.610	1,460,489.4
	December 31, 2016	12.206	1,437,954.3
	December 31, 2017	13.450	1,481,307.7
	December 31, 2018	12.248	1,600,550.4
	December 31, 2019	14.358	1,574,088.6
1. We began offering Contracts through Separate Account D on June 3, 2013.
*The inception date for the Covered Call Strategy Subaccount was May 2, 2016. The Accumulation Unit value for this Subaccount initially was set at $10.00 on May 2, 2016.
** In October 2016, the Cash Management Subaccount was converted into the Government Cash Management Subaccount as a result of the conversion of the First Investors Life Series Cash Management Fund into the First Investors Life Series Government Cash Management Fund.
***The inception date for the Limited Duration Bond Subaccount was July 1, 2014. The Accumulation Unit value for this Subaccount initially was set at $10.00 on July 1, 2014. Prior to January 31, 2018, the Limited Duration Bond Subaccount was known as the Limited Duration High Quality Bond Subaccount.
****The inception date for the Opportunity Subaccount and the Total Return Subaccount was December 17, 2012. The Accumulation Unit values for each of these Subaccounts initially was set at $10.00 on December 17, 2012.

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OVERVIEW OF THE CONTRACT

This overview highlights some basic information about the Contract offered by FLIAC in this prospectus. You will find more information about the Contract in “THE CONTRACT IN DETAIL” section of this prospectus.

SUMMARY OF RISKS AND REWARDS OF THE CONTRACT

The benefits of the Contract are, among other things:

Investment Diversification There are a variety of Subaccounts available under the Contract, each with different investment objectives, policies and risks allowing for investment diversification. Each Subaccount invests in a corresponding Fund of the VIP Series.

Income Tax Deferral Investment in a Contract enables You to defer payment of federal income tax on any net income earned and net gains realized under the Contract until You access Your money through surrenders or one of the annuity pay-out options. This gives Your money the potential to grow faster.

Asset Reallocation You can also reallocate Your accumulated assets among the Subaccounts and the Fixed Account, as Your circumstances change, without incurring current federal income tax.

No Income or Contribution Limitations There are no income or contribution limits – such as those that exist on individual retirement accounts (“IRAs”), including Roth IRAs or 401(k) plans – that restrict the amount that You can invest.

You control how much You invest for Your retirement (so long as You meet Our minimum contribution investment requirements) and when and how often You wish to add to Your Contract.

Minimum Guaranteed Death Benefit We guarantee a minimum death benefit if the Annuitant dies during the Accumulation Phase, which protects Your principal from market declines if You die.

Guaranteed Annuity Income You can receive an annuity pay-out providing a stream of income to suit Your needs for the rest of Your life.

Bonus We will credit a Bonus Payment to the Accumulation Value for the amount of the Adjusted Purchase Payments received. The amount of the Adjusted Purchase Payments in any Contract Year is aggregated. For the amount of Adjusted Purchase Payments up to and including $200,000 received within a Contract Year, We will credit a Bonus Payment to Your Accumulation Value equal to a Bonus Payment Percentage of 4.00% of the amount of the Adjusted Purchase Payment. The amount of the Adjusted Purchase Payments in excess of $200,000 within a Contract Year will receive a Bonus Payment Percentage of 5.00%. For example, if You make an Adjusted Purchase Payment of $100,000 in Contract Year 1, We will credit a Bonus Payment of $4,000 to Your Accumulation Value. The Bonus Payment is subject to certain limitations regarding timing and withdrawals.

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There are several risk factors that You should consider:

Investment Risk You bear all of the investment risk of the Funds that correspond to the Subaccounts You select, which means You could lose money.

Fees and Charges An investment in a Contract is not a direct investment in a mutual fund. There are additional charges for the death benefit and other features of the Contract that are not associated with a mutual fund.

Because the Contract offers Bonus Payments, the charges and expenses, such as the surrender charges and the mortality and expense risk charges, may be higher than expenses for a similar Contract that does not credit a Bonus Payment. In addition, because We credit a Bonus Payment, the amount of charges You pay will be higher than if We had not credited a Bonus Payment. Over time, the value of the Bonus Payment may be more than offset by the additional charges.

Internal Revenue Service (“IRS”) Penalty Because a 10% federal tax penalty is generally imposed on the taxable portion of surrenders prior to age 59½, You should not invest in the Contract if You have short-term investment objectives that would require You to liquidate all or a portion of the Contract prior to reaching age 59½.

Holding Period A minimum holding period is often necessary before the tax benefits of tax deferral are likely to outweigh the often higher fees imposed on variable annuities relative to alternative investments.

Be Careful With Your Tax-Deferred Arrangement A tax-deferred accrual feature is already provided by any tax-qualified arrangement, such as an IRA or 401(k) plan. Therefore, You should have reasons other than tax deferral, such as the additional benefits described in this prospectus, for purchasing a Contract within an IRA or other arrangement that receives tax deferral under the Internal Revenue Code.

Surrender Charges There is a maximum 8% surrender charge. All the surrender charge percentages are listed below.

Number of Years from Receipt of Purchase Payment to the Date of Surrender:

Date	Percentage
1 year or less	8.00%
1	8.00%
2	8.00%
3	8.00%
4	7.00%
5	6.00%
6	5.00%
7	3.00%
8	1.00%
9 years or more	0.00%

Taxation of Surrenders A partial or total surrender of a Contract is taxed for federal income tax purposes as ordinary income to the extent that the Accumulation Value exceeds Your Investment in the Contract (i.e., on an “income first” basis).

Taxation of Death Benefits The death benefit paid to the Beneficiary of a Contract is taxed for those purposes as ordinary income to the Beneficiary at the Beneficiary’s tax rate to the extent that the death benefit exceeds the Contractowner’s Investment in the Contract. Thus, if Your primary objective is to pass wealth on to Your heirs, a life insurance policy may be more appropriate for You. For federal tax purposes, the amount of the death benefit on a life insurance policy passes federal income-tax free (though not necessarily federal estate-tax free) to the Beneficiary; an annuity death benefit does not.

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General Account Risk
The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. Amounts allocated to the Fixed Account and any guarantees under Your Contract that exceed Your Contract Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Contract Value are subject to Our financial strength and claims-paying ability.

HOW THE CONTRACT WORKS
The Contract has two phases: an Accumulation Phase and a Payout Phase. During the Accumulation Phase, earnings on Your investment and any Bonus Payments accumulate on a tax-deferred basis. The Payout Phase begins when You convert from the Accumulation Phase by agreeing that the Payee will start receiving regular annuity payments after the Accumulation Value has been applied to one of the annuity options in accordance with the annuity rates in the Contract. You can select one of several annuity income payment options.

The Contract is a “variable” annuity because Your Subaccount Accumulation Values during the Accumulation Phase and the amount of any Variable Annuity Payments during the Payout Phase fluctuate based on the performance of the Funds underlying the Subaccounts You have selected. As a result, the Subaccount Accumulation Values in Your Contract and Your Variable Annuity Payments may increase or decrease. You are permitted to allocate Your Purchase Payments to a variety of available Subaccounts We offer under the Contract, as long as each allocation is at least 1% of the Purchase Payment. You also may allocate Purchase Payments to the Fixed Account, as described below.

Subject to certain limitations, You may reallocate Your Accumulation Value or, after the commencement of any Variable Annuity Payments, the value allocated to the Subaccounts upon which the amount of the Variable Annuity Payments are based.

The Contract provides a guaranteed death benefit that is payable to the Beneficiary if the Annuitant dies during the Accumulation Phase. The Contract guarantees that the Beneficiary will receive upon the death of the Annuitant the greater of:

(i)	the total of all Purchase Payments reduced proportionately by any surrenders; or

(ii)	the Accumulation Value.

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Upon the death of a Contractowner who is not also the Annuitant, We pay only the Accumulation Value to the Beneficiary. We will pay the death benefit when We receive both proof of death and appropriate instructions for payment. The death benefit is reduced by the amount of any surrenders, see “The Accumulation Phase - Death Benefits Before Commencement of Annuity Payments” for details. You may surrender a portion or all of the Accumulation Value during the Accumulation Phase.

WHO WE ARE AND HOW TO CONTACT US
Foresters Life Insurance and Annuity Company
Foresters Life Insurance and Annuity Company, with its home office at 40 Wall Street, New York, New York 10005, is a stock life insurance company incorporated under the laws of the State of New York in 1962. We write life insurance policies and annuity contracts.

FLIAC is part of Foresters Financial Holding Company, Inc. (“FFHC”), a holding company, which owns all of the voting common stock of FLIAC. Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, is currently the distributor of the Contracts.

On October 17, 2019, The Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life.

For information or service concerning a Contract, You can contact Us in writing at Our Administrative Office located at Raritan Plaza 1, Edison, New Jersey 08837. You can also call Us at (800) 832-7783 between the hours of 9:00 A.M. and 6:00 P.M., Eastern Time, or fax Us at 732-855-5935. You can also contact us through our website at www.foresters.com.

You should send any Purchase Payments, notices, elections, or requests that You make, as well as any other documentation that We require for any purpose in connection with Your Contract, to Our Administrative Office. No such payment, notice, election, request or documentation will be treated as having been “received” by Us until We have received it, as well as any related items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. To meet Our requirements for processing transactions, We may require that You use Our forms. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

Separate Account D
First Investors Life Variable Annuity Fund D was established on April 8, 1997 under New York Insurance Law. Separate Account D is registered with the SEC as a unit investment trust under the 1940 Act.

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We segregate the assets of Separate Account D from Our other assets in Our General Account. These assets fall into two categories: (1) assets equal to Our reserves and other liabilities under the Contract and (2) additional assets derived from expenses that We charge to Separate Account D. The assets equal to Our reserves and liabilities support the Contract. We cannot use these assets to satisfy any of Our other obligations. The assets We derive from Contract charges do not support the Contract, and We can transfer these assets in cash to Our General Account. Before making a transfer, We will consider any possible adverse impact that the transfer may have on Separate Account D. We credit to, or charge against, the Subaccounts of Separate Account D realized and unrealized income, gains and losses without regard to Our other income, gains and losses. The obligations under the Contract are Our obligations.

Each Subaccount invests its assets in a corresponding Series of the Delaware VIP Trust at net asset value. Therefore, We own the shares of the underlying Funds, not You. The value of Your investment in a Subaccount is determined by the value of the underlying Fund. Each Subaccount reinvests any distribution received from a Fund in the distributing Fund at net asset value. So, none of the Subaccounts make cash distributions to Contractowners. Each Subaccount may make deductions for charges and expenses by redeeming the number of equivalent Fund shares at net asset value.

The Fixed Account
The Fixed Account is not part of Separate Account D. It is part of Our General Account. The General Account consists of all assets owned by Us, other than those in Separate Account D or in any other legally segregated separate accounts We own. The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. The assets of the General Account can be invested as We choose, subject to certain legal requirements. We guarantee that any assets You choose to allocate to the Fixed Account will earn interest at the annual Minimum Guaranteed Interest Rate (currently 1.00% for Contracts issued since 2013). This rate is subject to redetermination annually as described below.

On each Contract Anniversary, the Fixed Account Minimum Guaranteed Interest Rate is redetermined as (a) – (b) where (a) is the average of the daily five-year Constant Maturity Treasury rates for the month of October in the calendar year prior to the Contract Anniversary (rounded to the nearest 1/20th of 1%) and (b) is 1.25%. In no case, however, will the annual Fixed Account Minimum Guaranteed Interest Rate be greater than 3.00% or less than 1.00%.

We may, but are not required to, declare interest in excess of the annual Minimum Guaranteed Interest Rate (“excess interest”). If We declare excess interest, We are not required to guarantee that it will remain in effect for any specific period of time. Therefore, We may reduce or eliminate such excess interest at any time without prior notice to You. However, any excess interest already credited to Your account is non-forfeitable.

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You do not share in any gains or losses that We experience in the Fixed Account or Our General Account. We bear the entire risk that the investments in Our General Account may not achieve the annual minimum guaranteed or declared rates of return. Amounts allocated to the Fixed Account, and any guarantees under Your Contract that exceed Your Accumulation Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Accumulation Value are subject to Our financial strength and claims-paying ability.

The Fixed Account is not registered under the Securities Act of 1933. Moreover, neither the Fixed Account nor the General Account is registered as an investment company under the 1940 Act.

The VIP Series
On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company, Inc. an affiliate of FLIAC, which prior to that date were the only funds available to Contractowners, reorganized into a substantially similar series of the Delaware VIP® Trust, managed by Delaware Management Company (“DMC”), a series of Macquarie Investment Management Business Trust.

The Delaware VIP Trust is an open-end management investment company registered with the SEC under the 1940 Act. The VIP Series consists of a variety of separate Funds, twelve (12) of which are available to Contractowners. Each of the Funds currently offers its shares only through the purchase of a Contract or another variable life or variable annuity Contract issued by FLIAC or by other insurance companies. Each of the Funds reserves the right to offer its shares to other separate accounts or directly to Us. Although some of the Funds have similar names, the same portfolio manager and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

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The Funds of the VIP Series available to Contractowners were selected to provide an appropriate range of investment options for persons invested in the Policies from conservative to more aggressive investment strategies. DMC is the investment adviser of the VIP Series and receives investment management fees for its services. DMC pays a portion of its investment management fees to subadvisers who manage certain of the VIP Series. DMC is a series of Macquarie Investment Management Business Trust, a Delaware statutory trust, and is located at 2005 Market Street, Philadelphia, PA 19103. DMC has retained Smith Asset Management Group, L.P., 100 Crescent Court, Suite 1150, Dallas, TX 75201, to serve as the subadviser of the Delaware VIP Growth Equity Series and Ziegler Capital Management, LLC, 170 West Madison Street, 24th floor, Chicago, IL 60602 to serve as subadviser for the Delaware VIP Covered Call Strategy Series. In addition, DMC may seek investment advice, recommendations and/or allow security trades on its behalf for Funds in the VIP Series by certain of its affiliates which have specialized market knowledge in relevant areas and which it has engaged as a subadvisor to Funds in the VIP Series. These affiliated subadvisors include, Macquarie Investment Management Austria Kapitalanlage AG, Kaerntner Strasse 28, 1010 Vienna , Austria, with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Global Limited, 50 Martin Place, Sydney Australia with respect to the Delaware VIP Fund For Income Series, Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Special Situations Series, Delaware VIP International Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Europe Limited, 28 Ropemaker Street, London, England with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Funds Management Hong Kong Limited, Level 18, One International Finance Centre, One Harbour View Street, Central, Hong Kong, with respect to the Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Special Situations Series, Delaware VIP International Series and Delaware VIP Total Return Series. See the VIP Series prospectus for more information about the investment adviser and subadvisers. The following table includes the investment objective for each available Fund. There is no guarantee that any of the Funds will achieve its stated objective. There is a Subaccount with a similar name as its corresponding underlying Fund. The following table also identifies the Subaccount that corresponds with each Fund. The degree of investment risk You assume will depend on the Subaccounts You select. You should consider Your allocations carefully. The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the attached VIP Series prospectus, which You should read carefully before investing. You may obtain a VIP Series prospectus by writing to Us at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837, calling Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or faxing Us at (732) 510-4209. You also can obtain a VIP Series prospectus at www.delawarefunds.com/dcio/literature.

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Subaccount	Fund	Investment Objective
Covered Call Strategy Subaccount	Delaware VIP Covered Call Strategy Series	Long-term capital appreciation.
Equity Income Subaccount	Delaware VIP Equity Income Series	Total return.
Fund For Income Subaccount	Delaware VIP Fund For Income Series	High current income.
Government Cash Management Subaccount	Delaware VIP Government Cash Management Series	Current income consistent with the preservation of capital and maintenance of liquidity.
Growth and Income Subaccount	Delaware VIP Growth and Income Series	Long-term growth of capital and current income.
International Subaccount	Delaware VIP International Series	Long-term capital growth.
Investment Grade Subaccount	Delaware VIP Investment Grade Series	A maximum level of income consistent with investment primarily in investment grade debt securities.
Limited Duration Bond Subaccount	Delaware VIP Limited Duration Bond Series	Current income consistent with low volatility of principal.
Opportunity Subaccount	Delaware VIP Opportunity Series	Long-term capital growth.
Growth Equity Subaccount	Delaware VIP Growth Equity Series	Long-term growth of capital.
Special Situations Subaccount	Delaware VIP Special Situations Series	Long-term growth of capital.
Total Return Subaccount	Delaware VIP Total Return Series	Sustainable current income with potential for capital appreciation with moderate investment risk.

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THE CONTRACT IN DETAIL

APPLICATION AND PURCHASE PAYMENTS
We will process Your application on the day We receive it at Our Administrative Office in Good Order. If Your application is incomplete or incorrect, We have five business days to complete it and process the transaction. Otherwise, We will return the Purchase Payment to You at the end of the five-day period. However, We can try to reach You to explain the reasons for the delay in crediting the money and get Your consent to keep the money until the problem is solved.

Your initial Purchase Payment must be at least $5,000. You may make additional Purchase Payments of at least $200 each at any time after Contract issuance. We will not accept the proceeds from a surrender of one of Our other variable annuities for the purchase of a First Choice Bonus Annuity Variable Contract. We generally do not limit the maximum amount of Purchase Payments under a Contract. However, initial Purchase Payments of $500,000 or more, and subsequent Purchase Payments of $250,000 or more, will be subject to review by FLIAC. We reserve the right to reject such payments. We will credit a Bonus Payment to the Accumulation Value for the amount of the Adjusted Purchase Payments received. The amount of the Adjusted Purchase Payments in any Contract Year is aggregated. For the amount of Adjusted Purchase Payments up to and including $200,000 received within a Contract Year, We will credit a Bonus Payment to Your Accumulation Value equal to a Bonus Percentage of 4.00% of the amount of the Adjusted Purchase Payments. For the amount of the Adjusted Purchase Payments in excess of $200,000 received within a Contract Year We will credit a Bonus Payment to Your Accumulation Value equal to a Bonus Percentage of 5.00% of the amount of the Adjusted Purchase Payments.

Your Purchase Payments and any Bonus Payments allocated to the Subaccounts purchase Accumulation Units of the Subaccounts and not shares of the Funds in which the Subaccounts invest. We allocate Purchase Payments and any Bonus Payments to the appropriate Subaccount(s) based on the next computed value of an Accumulation Unit following receipt of Your Purchase Payments at Our Administrative Office in Good Order. We value Accumulation Units at the end of each Valuation Date (generally 4:00 P.M., Eastern Time). If We receive a Purchase Payment prior to the end of a Valuation Date in Good Order, We will process the payment based upon that day’s Accumulation Unit values. If We receive a payment after the end of the Valuation Date, We will process the Purchase Payment based upon the next Valuation Date’s values.

ALLOCATION OF PURCHASE PAYMENTS
When You purchase a Contract You select the allocation percentages for Your Purchase Payment to the Subaccounts and the Fixed Account.

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Your allocations are subject to the following constraints:

1.	Allocation percentages must be in whole numbers;

2.	Allocation percentages must total 100%; and

3.	The allocation percentage for the Fixed Account may not exceed 50%.

On the Effective Date of Your Contract, the portion of the initial Purchase Payment You designated for the Subaccounts will be allocated to the Government Cash Management Subaccount for the greater of 20 days after the Effective Date or the Right to Examine period indicated in Your Contract. At the end of this period, the Subaccount Accumulation Value in the Government Cash Management Subaccount will be reallocated to the Subaccounts You designated on the application. This reallocation will occur as of the end of the applicable business day. Any Bonus Payment credited to the Accumulation Value will be allocated to the Subaccounts as designated on the application upon the later of the date of the Purchase Payment or the expiration of the Right to Examine period indicated in the Contract. The portion of the initial Purchase Payment You designated for the Fixed Account will be allocated to the Fixed Account as of the Contract Effective Date.

A change in the allocation percentages for future additional Purchase Payments and any Bonus Payments will affect reallocations occurring under the Automated Subaccount Reallocation Option. See the description under “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Automated Subaccount Reallocation Option” for additional information.

REALLOCATIONS AMONG SUBACCOUNTS

Subject to the restrictions discussed below, You may change the allocation of Your Accumulation Value among the Subaccounts, or among the Subaccounts and the Fixed Account, through a transfer of Accumulation Value by written notice, telephone, participation in the Systematic Transfer Option, or participation in the Automated Subaccount Reallocation Option. Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

WHAT ARE OUR POLICIES ON FREQUENT REALLOCATIONS AMONG SUBACCOUNTS?

The Contract is designed for long-term investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. As described in the VIP Series prospectus, the Board of Trustees of the VIP Series has adopted policies and procedures to detect, deter and prevent frequent trading in the shares of each of the VIP Series and to reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy.

In order to protect Contractowners and to comply with the underlying Funds’ policies, We have agreed to honor instructions from the Funds to restrict or prohibit further purchases or transfers of shares by any Contractowner that has been identified by the Funds as having violated its market timing policies. Accordingly, We may be required to reject any reallocation request, without any prior notice, that is determined by the Funds to be part of a market timing strategy. We also reserve the right to limit or condition transfer privileges in any manner that We believe is necessary or appropriate to (1) protect participants in a Fund from adverse consequences of “market timing” or overly frequent transactions; or (2) conform Separate Account D’s policies and practices in this regard to those of a Fund in one or more respects. Without limitation, We reserve the right to impose on You any charge that Your transfer causes a Fund to assess against Us or Separate Account D.

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In order to enforce Our policy against market timing, We monitor reallocation requests using criteria such as (a) the number of reallocation transactions that occur within a specified period of time and (b) the dollar amount of reallocations that occur within a specified period of time. Moreover, We will only accept a transaction request that is in writing or made by telephone, and complies with Our requirements. We will not accept transaction requests by any other means, including, but not limited to, facsimile or email. We cannot guarantee that Our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

WHAT ARE THE RISKS TO CONTRACTOWNERS OF FREQUENT REALLOCATIONS?

To the extent that Our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Contractowners who invest in the Funds through Our Subaccounts.

In the case of the Subaccounts that invest indirectly in high yield bonds and stocks of small-size and/or mid-size companies, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders. In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the NYSE. This could cause dilution in the value of the shares held by other shareholders.

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THE ACCUMULATION PHASE

Determining Your Accumulation Value

The Accumulation Value You have in Your Contract varies daily depending on, among other things, the investment experience of the Subaccounts You have selected and the proportion of Your Accumulation Value that You have allocated to the Fixed Account.

Fixed Account Accumulation Value

On the Contract’s Effective Date, the Fixed Account Accumulation Value is equal to the portion of the initial Purchase Payment You allocate to the Fixed Account. The Fixed Account Accumulation Value on any succeeding day is equal to the Fixed Account Accumulation Value on the previous day, plus the sum of the values of the following transactions that have occurred since the previous day:

1.	any additional Purchase Payments allocated to the Fixed Account;

2.	any transfers into the Fixed Account;

3.	any Bonus Payments allocated to the Fixed Account after the expiration of the Right to Examine period; and

4.	interest accrued on the Fixed Account Accumulation Value;

less the sum of the values of the following transactions that have occurred since the previous day:

1.	any transfers out of the Fixed Account;

2.	any partial surrenders or Partial Annuitizations allocated to the Fixed Account; and

3.	if due subsequent to the previous day, the portion of the annual contract charge for the current Contract Year allocated to the Fixed Account.

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BONUS PAYMENTS

We will credit any Bonus Payments to Your Accumulation Value on the later of:

1. the date a Purchase Payment is applied to Your Contract, or

2. upon the expiration of the Right to Examine period as stated in the Contract.

Bonus Payments are calculated by multiplying the Adjusted Purchase Payment by the applicable Bonus Payment Percentage as described below.

The Adjusted Purchase Payment is equal to the Purchase Payment less any withdrawals, including withdrawal charges, that have been made since the immediately preceding Purchase Payment, if any. If such withdrawals exceed the Purchase Payment:

1.	the Adjusted Purchase Payment is zero and no Bonus Payment is credited; and

2.	any excess of such withdrawals over the Purchase Payment is added to the sum of the withdrawals in the calculation of the subsequent Adjusted Purchase Payment, if any.

For example, if You make a $1,000 Purchase Payment and You have taken $1,200 in withdrawals since Your immediately preceding Purchase Payment, then Your Adjusted Purchase Payment is $0 and no Bonus Payment will be made in connection with the $1,000 Purchase Payment. In addition, the $200 by which Your withdrawals exceed Your $1,000 Purchase Payment will be added to the sum of withdrawals when calculating the Adjusted Purchase Payment for a subsequent Purchase Payment. The Bonus Payment Percentage is based on the amount and timing of the Adjusted Purchase Payment. For purposes of determining the Bonus Payment Percentage, all Adjusted Purchase Payments in any Contract Year are aggregated. Adjusted Purchase Payments up to and including $200,000 received within a Contract Year will receive a Bonus Percentage of 4.00% of the Adjusted Purchase Payment. Adjusted Purchase Payments in excess of $200,000 received within a Contract Year will receive a Bonus Percentage of 5.00% of the Adjusted Purchase Payment. For example, if You make an Adjusted Purchase Payment of $300,000 in Contract Year 1, We will credit the first $200,000 with a Bonus Percentage of 4.00% ($8,000) and We will credit the remaining $100,000 with a Bonus Percentage of 5.00% ($5,000) for a total Bonus Payment of $13,000.

Any Bonus Payments will be allocated among Subaccounts in the same proportion as the applicable Purchase Payment.

Subaccount Accumulation Value

The Subaccount Accumulation Value in each Subaccount at any time is equal to the number of Accumulation Units the Contract has in the Subaccount, multiplied by the Subaccount’s Accumulation Unit value. Amounts You allocate to or transfer into a Subaccount are used to purchase Accumulation Units in the Subaccount. We redeem Accumulation Units when amounts are deducted, transferred, or surrendered from a Subaccount.

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These purchases and redemptions of Accumulation Units are referred to as “Contract Transactions.” The number of Accumulation Units a Contract has in a Subaccount at any time is equal to the number of Accumulation Units purchased minus the number of Accumulation Units redeemed in the Subaccount up until that time. The number of Accumulation Units purchased or redeemed as a result of a Contract Transaction is equal to the dollar amount of the Contract Transaction divided by the value of the Subaccount’s Accumulation Units on the date of the Contract Transaction.

Accumulation Unit values are determined as of the end of each Valuation Date. The Accumulation Unit values that apply to a Contract Transaction made on a Valuation Date are the Unit values as of the end of that day. If We receive Your request or other documentation for a transaction after the end of a Valuation Date, it is processed based on the value of Accumulation Units as of the end of the next Valuation Date. The value of an Accumulation Unit of a Subaccount on any Valuation Date is equal to the value of the Accumulation Unit on the previous Valuation Date, multiplied by the net investment factor for that Valuation Date. The net investment factor for a Subaccount on any Valuation Date is equal to (a) divided by (b), less (c) where:

(a)	is the net asset value per share of the Fund in which the Subaccount invests at the end of the Valuation Date, plus the per share amount of any dividend or capital gain distribution from the Fund since the previous Valuation Date, less the per share amount of any taxes deducted by Us;

(b)	is the net asset value per share of the Fund on the previous Valuation Date; and

(c)	is the total of the daily mortality and expense risk charges since the previous Valuation Date.

Transfer of Accumulation Value

You may transfer the Accumulation Value between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account, by providing Us with written notice of Your request or by calling (800) 832-7783. There is a limit of six transfers between two or more Subaccounts in any 12-month period. Only one transfer either to or from the Fixed Account is allowed in any 12-month period. The minimum transfer amount You may request is $100. Each transfer from the Fixed Account is limited to the greatest of:

1.	25% of the Fixed Account Accumulation Value;

2.	The amount of the most recent transfer out of the Fixed Account during the prior 15 months; or

3.	$1,000.

Transfers to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Accumulation Value to the Accumulation Value to exceed the maximum Fixed Account allocation percentage specified in the Contract. Transfer requests that do not comply with these limitations will be rejected.

A Transfer of Accumulation Value made while the Automated Subaccount Reallocation Option is in effect automatically cancels the Automated Subaccount Reallocation Option. Requests for transfers are processed as of the Valuation Date We receive them in Good Order. We may defer transfers from the Fixed Account for up to six months. If We do so, We will notify You when the transfer will be made, the reason for the delay, and the value of the transfer on the date We received Your request.

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Telephone Transfer Option You may make transfers of Accumulation Value as described above, by telephone by calling (800) 832-7783. You will be required to provide certain information for identification purposes when requesting a transaction by telephone, and We may record Your telephone call. We may also require written confirmation of Your request.

We will not be liable for losses resulting from telephone requests that We believe are genuine. We reserve the right to revoke or limit Your telephone transaction privileges at any time without revoking or limiting all owners’ telephone transaction privileges. Telephone privileges may be denied to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available. For example, there may be interruptions in service beyond Our control such as weather-related emergencies.

Systematic Transfer Option

You may request that a specified dollar amount of Subaccount Accumulation Value be transferred from any one or more Subaccounts (the “originating Subaccounts(s)”) to any one or more other Subaccounts (the “receiving Subaccount(s)”) at monthly or quarterly intervals, as selected. The first such systematic transfer will occur on the first Valuation Date of the Contract Month or Contract Quarter that next follows the date We receive Your request. Transfers under this option may not be designated either to or from the Fixed Account.

The minimum amount that may be transferred either from or to any one Subaccount is $100. The Systematic Transfer Option will terminate if and when the Subaccount Accumulation Value remaining in all of the originating accounts is depleted. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count. We may terminate this option or modify Our rules governing this option at Our discretion by giving You 31 days written notice. Any charge for this option in the future would not exceed $10.

Automated Subaccount Reallocation Option

If You request, We will automatically reallocate the Subaccount Accumulation Values at quarterly intervals according to the most recent Purchase Payment allocation on file with Us. The first such reallocation will occur on the first Valuation Date of the Contract Quarter that next follows the date on which We receive Your request.

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Upon reallocation, the amount of Subaccount Accumulation Value allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a) is equal to:

1.	the allocation percentage You have specified for the Subaccount; divided by

2.	the sum of the allocation percentages for all such Subaccounts; and

(b) is equal to the sum of the Subaccount Accumulation Values in all of the Subaccounts at the time of the reallocation.

Any requested changes in Your Purchase Payment allocation percentages are reflected in the next quarterly reallocation following the change. The reallocation will only affect the allocation of Subaccount Accumulation Values among the Subaccounts. It will not affect the Fixed Account Accumulation Value. Transfers of Subaccount Accumulation Values made under this option are not subject to the minimum transfer amount described above. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count. A transfer of Subaccount Accumulation Value made while this Automated Subaccount Reallocation Option is in effect automatically cancels the option. You may subsequently reelect this option by making a request in the manner described above. We may terminate this option or modify Our rules governing this option at Our discretion by giving You 31 days written notice. Any charge for this option in the future would not exceed $10.

Death Benefits Before Commencement of Annuity Payments

If You die before the Maturity Date, We will pay a death benefit to the Beneficiary You have designated. We generally make this payment within seven days of receiving in Good Order (a) a certified death certificate or similar proof of the death of the Annuitant or Contractowner (“Due Proof of Death”) and (b) a claimant’s statement form that includes payment instructions with the Beneficiary’s election to receive payment in either a single sum settlement or an annuity option. We will pay the death benefit: (a) in a single sum and the Contract will terminate, (b) by applying it to one of the annuity options, or (c) as We otherwise permit.

Generally, the amount of the death benefit payable to the Beneficiary, upon the death of the Contractowner who is also the Annuitant, is the greater of (a) the total Purchase Payments reduced proportionally by any partial surrenders or (b) the Accumulation Value on the date We receive Due Proof of Death. We calculate the proportional reduction in your total Purchase Payments in two steps. First, We calculate the percentage that any surrender represents of Your Accumulation Value. Then We reduce Your Accumulation Value and Purchase Payments by that percentage.

If the Contractowner is not also the Annuitant, the amount of the death benefit will be equal to the Accumulation Value. We also will pay a death benefit in an amount equal to the Accumulation Value upon the death of the first Joint Contractowner (if any) to die, even if that deceased Joint Contractowner also is the Annuitant. We determine the Accumulation Value for the death benefit as of the next computed value of the Accumulation Value following Our receipt at Our Administrative Office of Due Proof of Death in Good Order. The decision on how We pay the death benefit is at the Contractowner’s election before the Annuitant’s death and the Beneficiary’s election after the Annuitant’s death.

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The following example demonstrates how the death benefit, payable on the death of the Contractowner who is also the Annuitant, is determined for a Contract in the Accumulation Phase.

Effective Date	Your Initial Purchase Payment and Death Benefit is:	$100,000
Bonus Payment	4.00% Bonus	$4,000
End of First Contract Year	Assume Your Accumulation Value grows to:	$107,120
	Your Death Benefit is the greater of Your Purchase Payment ($100,000) or Your Accumulation Value and is equal to:	$107,120
Seventh Contract Anniversary	Assume Your Accumulation Value grows to:	$141,500
	Your Death Benefit is the greater of Your Purchase Payment ($100,000) or Your Accumulation Value and is equal to:	$141,500
	Assume Your Accumulation Value declines to:	$88,650
	You then decide to partially surrender:	$25,000
	The proportion Your partial surrender represents of the Accumulation Value is the partial surrender amount ($25,000) divided by the Accumulation Value ($88,650). Therefore, Your Accumulation Value and Purchase Payment(s) are both reduced by 28.20%.	28.20%
	Thus, after the surrender:
	Your Accumulation Value is:	$63,650
	Your Purchase Payment(s) is:	$71,800
	Your Death Benefit is the greater of Your Purchase Payment ($71,800) or Your Accumulation Value ($63,650) and is equal to:	$71,800
End of Eleventh Contract Year	Assume Your Accumulation Value declines to:	$57,600
	Your Death Benefit is the greater of Your Purchase Payment ($71,800) or Your Accumulation Value ($57,600) and is equal to:	$71,800

This example assumes that a partial surrender is taken during the seventh Contract year, but does not account for any tax consequences.

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Special Requirements for Payment of Death Benefit
If the Contractowner dies before We have distributed the entire interest in the Contract, We must distribute the value of the Contract to the Beneficiary as provided below. Otherwise, the Contract will not qualify as an annuity under Section 72 of the Internal Revenue Code.

Generally, if the Contractowner dies before the Maturity Date, the death benefit may be taken immediately, after which the Contract will terminate, or the Beneficiary may become the Contractowner and the Contract will continue, subject to the following conditions:

■   If the Beneficiary elects to continue the Contract and is not the deceased Contractowner’s spouse, he or she may not make additional Purchase Payments, and the entire interest in the Contract must be distributed to the Beneficiary (a) within five years, or (b) beginning within one year of death, under an annuity option that provides that We will make annuity payments over a period not longer than the life or life expectancy of the Beneficiary.

■   If the Beneficiary is the deceased Contractowner’s spouse, he or she may continue the Contract and name a new Beneficiary, subject to additional conditions in the Contract.

■   If the Beneficiary wishes to take the death benefit as an annuity payout, then the Beneficiary must make such election, and payments must begin within 60 days of the Contractowner’s death. This is necessary to receive federal tax treatment as annuity payments, rather than the death benefit being treated for federal tax purposes as a lump sum distribution in the year of the death.

Partial and Full Surrenders During the Accumulation Phase
You may make a partial or full surrender of Your Contract during the Accumulation Phase, provided that any partial surrenders must be for at least $500. You will be entitled to receive the Accumulation Value less any surrender charge or, in the case of a partial surrender, the portion surrendered, less any surrender charge. Your request is effective on the date it is received in writing on Our form in Good Order at Our Administrative Office. Your Accumulation Value less the requested amount will be determined based on the next computed value of Accumulation Units.

We may defer payment of amounts surrendered from a Subaccount for no more than seven days, except that We may defer payment of amounts surrendered for any period during which:

■   the NYSE is closed for trading or trading is restricted on the NYSE;

■   an emergency exists as a result of which disposal of securities held in Separate Account D is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account D’s net assets; or

■   the SEC by order permits Us to defer payments for the protection of Contractowners.

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In addition, We may defer for up to six months the payment of any full or partial surrender of amounts allocated to the Fixed Account. If We postpone the payment of any full or partial surrender for more than ten days, We will pay You interest on the amounts surrendered, as specified in the Contract. In the case of a partial surrender, unless You direct Us otherwise, the amount You request will be deducted from Your Subaccounts and/or the Fixed Account in the same proportion as the Subaccount Accumulation Value in each Subaccount and/or the Fixed Account Accumulation Value bears to the Accumulation Value. Your Accumulation Value must be at least $5,000 after any partial surrender.

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THE PAYOUT PHASE

The Maturity Date
Annuity payments begin on the Maturity Date You select when You buy the Contract. You may advance or defer the Maturity Date by notifying Us in writing at least 30 days before the previously specified Maturity Date. However, the Maturity Date may not be within the first five Contract Years or after the date on which the Annuitant attains age 90. If no Maturity Date is chosen, We will commence annuity payments on the first of the calendar month after the Annuitant attains age 90.

The Amounts of Your Annuity Payments
Seven days before the Maturity Date (the “Initial Determination Date”), any premium taxes not yet deducted will be deducted from the Accumulation Value to determine the “Net Accumulation Value.” Depending on Your election, this value will then be applied to determine either the initial Variable Annuity Payment and/or the initial Fixed Annuity Payment as described further below. You can make or change this election in writing to Us at Our Administrative Office at any time prior to the Initial Determination Date. In the absence of Your election, We will make monthly annuity payments on a fixed basis, beginning on the Maturity Date under Annuity Option 3 with Payments Guaranteed for 10 Years.

After the Maturity Date, We allow no surrenders or changes among annuity payment options. In the case of a variable basis payment option, however, You retain the right to change Your Subaccount allocations subject to the limits described below under “THE CONTRACT IN DETAIL: THE PAYOUT PHASE – Transfer of Annuity Value.” If the Net Accumulation Value applied on the Maturity Date is less than that required to purchase a minimum initial annuity payment of $20, the entire Net Accumulation Value will be paid in a lump sum.

The material factors that determine the level of Your annuity benefits are:

■   Your Accumulation Value as of the Initial Determination Date;

■   the annuity payment option You select;

■   the frequency and duration of annuity payments;

■   the sex and adjusted age (as defined in the Contract) of the Annuitant and any Joint Annuitant at the Maturity Date; and

■   in the case of a Variable Annuity Payment, the investment performance of the Subaccounts You select and the Assumed Investment Return (“AIR”) that You select.

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Variable Annuity Payments
Variable Annuity Payments vary as to dollar amount through the Payout Phase based on the investment results of the Subaccounts You select and the AIR that You choose. The effective annual AIR chosen can be 0%, 3% or 5%, if allowed by applicable law or regulation. The first Variable Annuity Payment is based on the AIR. Subsequent Variable Annuity Payments fluctuate based on the investment performance of the Subaccounts You have chosen as compared to the AIR. As a result, if the actual net investment return rate of the Subaccounts equals the AIR, the Variable Annuity Payments will be level. If the actual net investment return rate of the Subaccounts is greater than the AIR, subsequent Variable Annuity Payments will be higher than the initial payment. If it is less than the AIR, subsequent Variable Annuity Payments will be lower.

Once an AIR is chosen, it cannot be changed. If no AIR is chosen, 3% will be used as the AIR. In general, if You select a higher AIR the initial Variable Annuity Payment will be larger than if a lower AIR had been selected, but any increases in the Variable Annuity Payment will be smaller and less frequent, and any decreases in the Variable Annuity Payment will be larger and more frequent. On the Initial Determination Date, We apply the portion of the Net Accumulation Value You have designated to purchase Variable Annuity Payments to the proper Variable Annuity Payment Option Table shown in the Contract (or more favorable rates if We offer them) to determine the amount of the initial Variable Annuity Payment. Subsequent Variable Annuity Payments are determined based on the value of the Annuity Units We credit to each of the Subaccounts You have selected, as described below.

We determine the amount of Annuity Units of each Subaccount to purchase by using the most recent Subaccount allocation instructions and dividing the amount of the initial Variable Annuity Payment that is allocated to each Subaccount by that Subaccount’s Annuity Unit value on the Initial Determination Date. Each Variable Annuity Payment after the first is determined by multiplying the Annuity Unit value for each Subaccount on the date seven days prior to the date on which the payment is due by the number of Annuity Units in that Subaccount. The resulting payment may be less than or greater than the preceding Variable Annuity Payment.

Annuity Unit Value
The value of an Annuity Unit for any Subaccount is initially set at $10.00. The value for any subsequent Valuation Period is obtained by first multiplying the Annuity Unit value for the immediately preceding Valuation Period by the net investment factor (as defined in “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Subaccount Accumulation Value”) for the current Valuation Period and then dividing the result by the “assumed net investment factor” for the current Valuation Period. The “assumed net investment factor” is equal to one plus the AIR calculated for the number of days in the current Valuation Period.

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Transfer of Annuity Value
Twice each year, after a Variable Annuity Payment option has commenced, You may transfer all or a portion of the value in a Subaccount to any other Subaccount (“the receiving Subaccount”), which We will use to purchase Annuity Units in the receiving Subaccount. The value in a Subaccount is equal to the value of Annuity Units in the Subaccount multiplied by the number of Annuity Units this Contract owns in the Subaccount. The number of Annuity Units credited to the receiving Subaccount will be equal to the dollar amount of the value that is being transferred as of the transfer date divided by the value of an Annuity Unit on that same date in the receiving Subaccount. Your request for transfer may be made in writing, received in Our offices in Good Order or by telephone. We will not accept a request for transfer of annuity value by facsimile or email. We must receive Your request at least 15 days before the due date of the annuity payment to which the transfer will apply.

Fixed Annuity Payments
Fixed Annuity Payments are a constant dollar amount throughout the Payout Phase. On the Initial Determination Date, the portion of the Net Accumulation Value You have designated to purchase Fixed Annuity Payments will be applied to the proper Fixed Annuity Payout Option Table shown in the Contract (or more favorable rates if We offer them) to determine the amount of the initial Fixed Annuity Payment.

Partial Annuitization of Accumulation Value
You may apply a portion of the Accumulation Value to an Annuity Payment Option prior to the Maturity Date by providing Us with notice, in Good Order at Our Administrative Office. This is called a “Partial Annuitization.” That portion of the Accumulation Value will be applied to an Annuity Payment Option as of the Valuation Date We receive the notice. The options available are listed in the Annuity Payment Options section of this Contract.

A Partial Annuitization reduces the Accumulation Value of the Contract by the percentage the amount annuitized was to the Total Accumulation Value on the Partial Annuitization Date. Unless You instruct Us otherwise, We will withdraw the funds for the Partial Annuitization from the Subaccounts and/or Fixed Account in the same proportion as the Accumulation Value in each Subaccount and/or the Fixed Account bears to the Total Accumulation Value.

Any Partial Annuitization must conform to the Minimum Annuity Payment Amount indicated in the Contract. Any Partial Annuitization request that would reduce the Accumulation Value to less than the Minimum Accumulation Value will be treated as a request for Full Annuitization.

Seven days before the Partial Annuitization Date, any premium taxes not yet deducted will be deducted from the Accumulation Value to determine the Net Accumulation Value. The portion of this value attributable to the Partial Annuitization will then be applied to determine either the initial Variable Annuity Payment and/or the Fixed Annuity Payment.

All Annuity Payment Options described below are available for Partial Annuitizations.

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Limitations on Partial Annuitizations:
1.	The Annuitant must also be the Contractowner.
2.	No more than one (1) Partial Annuitization is permitted each Contract Year.
3.	The maximum number of Partial Annuitizations permitted over the life of the Contract is five (5).

Annuity Payment Options
The Contract provides for the annuity options described below. The Annuity Payment Options available on a variable basis are Options 1, 2a and 3. All Annuity Payment Options shown are available on a fixed basis. Payments can be received on a monthly, quarterly, semi-annual or annual basis.

Option 1–Single Life Annuity.
(Available on either a variable or a fixed basis or both). An annuity payable monthly during the Annuitant’s lifetime, ceasing with the last payment due before the Annuitant’s death. If You elect this option, annuity payments terminate automatically and immediately on the death of the Annuitant without regard to the number or total amount of payments received.

Option 2a–Joint and Survivor Life Annuity.
(Available on either a variable or a fixed basis or both). An annuity payable during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor, ceasing with the last payment due before the death of the survivor.

Option 2b–Joint and Two-Thirds to Survivor Life Annuity.
(Available on a fixed basis only). An annuity payable during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor at an amount equal to two-thirds of the joint annuity payment, ceasing with the last payment due before the death of the survivor.

Option 2c–Joint and One-Half to Survivor Life Annuity.
(Available on a fixed basis only). An annuity payable during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor at an amount equal to one-half of the joint annuity payment, ceasing with the last payment due before the death of the survivor.

Under annuity options 2a, 2b and 2c, annuity payments terminate automatically and immediately on the deaths of both the Annuitant and the Joint Annuitant without regard to the number or total amount of payments received.

Option 3–Life Annuity with Payments Guaranteed for 10 or 20 Years.
(Available on either a variable or a fixed basis or both). An annuity payable during the lifetime of the Annuitant, with the guarantee that if, at his or her death, payments have been made for less than 10 or 20 years, as elected, We will continue to pay to the Beneficiary any guaranteed payments during the remainder of the selected period and, if the Beneficiary dies after the Annuitant, We will pay the Beneficiary’s estate the remaining guaranteed payments.

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Option 4–Refund Life Annuity.
(Available on a fixed basis only). An annuity payable during the lifetime of the Annuitant, with the guarantee that if, at his or her death, the cumulative payments made have been less than the Net Accumulation Value applied on the Initial Determination Date, payments will be continued until the total of all payments made equal such Net Accumulation Value.

Death after Commencement of Annuity Payments
If the death of any Contractowner, any Annuitant, or any Payee occurs on or after the Maturity Date but before all proceeds payable under the Contract have been distributed, We will distribute the entire interest in the Contract at least as rapidly as under the annuity option in effect on the date of death.

Death of Contractowner
If any Contractowner who is not the Annuitant dies and there is no surviving Contractowner, the Beneficiary will become the Contractowner. If there is a surviving Contractowner, the surviving Contractowner will retain ownership of the Contract. The remaining annuity payments, if any, will continue to be paid to the Payee. If the Payee is the deceased Contractowner, any remaining annuity payments will be made to the surviving Contractowner, if any, or to the Beneficiary.

Death of Annuitant
If the Annuitant dies and there is a surviving Annuitant, the remaining annuity payments, if any, will continue to be paid to the Payee. If the Payee is the deceased Annuitant, annuity payments will be made to any surviving Annuitant. If the deceased Annuitant is also the Contractowner, and there is no surviving Contractowner, the surviving Annuitant will assume all rights of ownership under the Contract. If the Annuitant dies and there is no surviving Annuitant, the Beneficiary will assume all rights to ownership, and the previously designated Contractowner will no longer have any rights under the Contract. Any remaining annuity payments will be paid to the Beneficiary.

YOUR RIGHT TO EXAMINE THE CONTRACT
You may examine the Contract and elect to cancel it (a) within ten days from the date Your Contract is delivered to You (or thirty days if a replacement contract) or (b) longer as applicable state law requires. We will cancel the Contract after We receive from You at Our Administrative Office in Good Order (a) the Contract and (b) a written request for cancellation. We will pay You at least an amount equal to the sum of the Purchase Payments plus any premium taxes that You were charged, subject to state law.

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FINANCIAL INFORMATION

CALCULATING VALUES
To calculate the Accumulation Unit or Annuity Unit values, We must first determine the current value of the units in each Subaccount. We do this for each day the values are calculated by determining the change in investment performance (including Fund-related charges and any dividends and distributions made by the Fund) from the last Valuation Date for each of the Funds. Then, daily charges are applied to Separate Account D for each day since the last Valuation Date. Finally, We multiply the previous unit value by this result.

CONTRACT EXPENSES
Surrender Charges
We assess a surrender charge when You surrender the Contract, in full or in part, except as described below. The surrender charge is equal to a maximum of 8% of Purchase Payments surrendered, and decreases as shown in the following table:

Number of Years
from Receipt of
Purchase	Percentage
Payment to Date
of Surrender
1 year or less	8.00%
1 year	8.00%
2 years	8.00%
3 years	8.00%
4 years	7.00%
5 years	6.00%
6 years	5.00%
7 years	3.00%
8 years	1.00%
9 years or more	0.00%

The length of time from when We receive a Purchase Payment to the time of full or partial surrender of that Purchase Payment determines the percentage of the surrender charge. For purposes of computing the surrender charge, amounts surrendered will be taken from Your Contract first from any amounts then available as a Free Surrender (as described below), then from Purchase Payments in the order they were made (i.e., first-in, first-out), and finally from any other remaining Accumulation Value. Bonus amounts are not treated as Purchase Payments for purposes of computing surrender charges.

For purposes of the surrender charge calculation after a Partial Annuitization, each Purchase Payment is reduced proportionately by the percentage the amount annuitized was to the Accumulation Value on the Partial Annuitization Date.

Each Contract Year after the first Contract Year, You may, without paying a surrender charge, surrender a maximum of 10% of Purchase Payments not previously surrendered as of the beginning of that Contract Year (“Free Surrenders”). This privilege is not cumulative, which means that any Free Surrenders not taken during a given Contract Year may not be taken as a Free Surrender in a later Contract Year. In addition, We do not impose a surrender charge if the Accumulation Value is applied to an annuity option or on the payment of any death benefit.

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Mortality and Expense Risk Charge
We impose a mortality and expense risk charge. The mortality risk that We assume arises from Our obligation to continue to make annuity payments to each Annuitant (assuming for purposes of this discussion only that the Annuitant is also the Payee) regardless of (a) how long that person lives and (b) how long all annuitants as a group live. We also assume a risk associated with the guaranteed death benefit that We would pay in the event of death during the Accumulation Phase. In addition, We assume the risk that the annual Contract charge (discussed below) may not be adequate to cover Our administrative expenses. In consideration for assuming these mortality and expense risks, We deduct an amount equal on an annual basis to 1.40% of the daily Accumulation Unit value of the Subaccounts.

We guarantee that We will not increase the mortality and expense risk charge after a Contract is issued. If the charge is insufficient to cover the actual cost of the mortality and expense risks, the loss will fall on Us. Conversely, if the deductions prove more than sufficient, the excess will be a profit to Us. We can use any profits resulting to Us for any business purpose, including the payment of expenses of distributing the Contract.

OTHER CHARGES
Annual Contract Charge
We currently deduct a $35.00 annual Contract charge from the Accumulation Value on (a) the last Valuation Date of each Contract Year or (b) the date of surrender of the Contract, if earlier. These deductions are made during the Accumulation Phase only. The amount of this charge is guaranteed for the first 10 Contract Years, after which it may increase to no more than $50.00. We make the charge against the Accumulation Value by proportionally reducing the number of Accumulation Units held in each of Your Subaccounts. We will not assess this charge in any state that does not permit it.

Premium Tax Charge
Some states and municipalities assess premium taxes at the time You make Purchase Payments, surrender, or begin receiving annuity payments.

We currently pay any premium taxes that are assessed. However, We reserve the right to deduct such premium taxes in accordance with the terms of Your Contract. These taxes currently range up to 3.5% of Purchase Payments received by Us.

Fund Expenses
The Funds also take deductions from, and pay expenses out of, their own assets. Further information about these charges is available in the attached prospectus for the VIP Series.

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FEDERAL TAX INFORMATION
This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes, and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which You should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan or a traditional or Roth IRA. The following discussion does not apply to a Contract that has been purchased as part of a qualified retirement plan or IRA (a “qualified Contract”). If a qualified Contract is purchased, the tax treatment of Purchase Payments, annuity payments, surrenders and death benefits will be governed by the tax law applicable to qualified retirement plans and IRAs. However, generally, deductible or “before-tax” Purchase Payments for qualified Contracts will be taxed when distributed from the Contract; the Contract is not forfeitable; and Contract ownership may not be transferred. Purchase Payments for a Contract purchased outside of a qualified retirement plan or IRA (a “non-qualified Contract”) are on an “after-tax” basis, so You only pay federal income tax on Your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when You receive distributions thereof under the Contract. The IRS has not reviewed the Contract for qualification as an appropriate investment for a qualified retirement plan or IRA.

When a non-natural person owns a non-qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as an agent for an individual will be treated as an annuity for those purposes. This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments
Your Purchase Payments are not deductible from Your gross income for federal income tax purposes.

Increases in Accumulation Value
Generally, You pay no federal income tax on increases in Your Contract’s Accumulation Value until there is a distribution from the Contract. A distribution occurs when there is a partial or full surrender or annuity payments begin.

Annuity Payments
Once annuity payments begin, You generally will be taxed for federal income tax purposes only on the net investment income and gains You have earned (as ordinary income) and not on the amount of Your Purchase Payments. As a result, a portion of each payment will be taxable as ordinary income. The remaining portion will be a nontaxable recovery of Your Investment in the Contract.

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Generally, Your Investment in the Contract equals the Purchase Payments You made, less any amounts You previously surrendered that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

■   dividing Your Investment in the Contract by the total amount You expect to receive out of the Contract, and

■   multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) Your Investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments You receive after You recover Your Investment in the Contract, are fully taxable. If payments under a life annuity stop because the Annuitant dies, there is a federal income tax deduction for any unrecovered Investment in the Contract.

Surrenders
Before annuity payments begin, surrenders are taxed for federal income tax purposes as follows:

■   a partial or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulation Value exceeds the Investment in the Contract (that is, on an “income first” basis in which distributions generally are taxed as earnings first, followed by a return of the cost basis); and

■   a federal tax penalty equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59½ subject to certain exceptions.

The 10% federal tax penalty is generally not imposed on surrenders that are:

■   made on or after the death of a Contractowner;

■   attributable to the taxpayer’s becoming disabled; or

■   made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her designated beneficiary. If You receive systematic payments that You intend to qualify for the substantially equal periodic payment exception, changes (other than by reason of death or disability) to Your systematic payments before You reach age 59 ½ or within five years (after You reach that age) after beginning Your systematic payments will result in the retroactive imposition of the 10% federal tax penalty with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

If the Contract was purchased as an investment for profit, subject to certain rules, You may deduct any loss upon surrender of the Contract as an ordinary loss. For purposes of surrenders, the Internal Revenue Code treats all Contracts that We issue to You in the same calendar year as a single Contract.

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Death Benefits
Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the Beneficiary free of federal income tax. Generally, a death benefit is included in the recipient’s income as follows:

■   if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;

■   if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s Investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the amount of the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

Transfers, Assignments and Contract Exchanges
Transferring or assigning ownership of a Contract, changing the Maturity Date or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Internal Revenue Code) may result in certain tax consequences, such as liability for income and gift taxes, not explained in this prospectus. Please consult Your tax adviser regarding these consequences.

Tax Withholding and Reporting
The Internal Revenue Code generally requires Us to withhold income tax from any Contract distribution, including a partial surrender or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), We withhold from the taxable portion of each payment as if it were a payment of wages, based on a payroll withholding schedule that assumes a married recipient claiming three withholding exemptions. If You want Us to withhold on a different basis, You must file an appropriate withholding certificate with Us. For non-periodic payments (e.g., distributions such as partial surrenders), We generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply. For periodic payments, Your election is effective for the calendar year for which You file it with Us and for each subsequent year until You amend or revoke it. For non-periodic payments, an election is effective when You file it with Us, but only for the payment to which it is applicable. We have to notify Your annuity payment recipients of Your right to elect not to have taxes withheld. The Internal Revenue Code generally requires Us to report all payments to the IRS.

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Other Tax Issues
We are taxed as a “life insurance company” under the Internal Revenue Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to Separate Account D. Based upon this expectation, no charge is currently assessed against Separate Account D for such tax. If We incur such tax in the future, We may assess a charge for such tax against Separate Account D. We may incur state and local income taxes (in addition to premium taxes) attributable to Separate Account D in several states. At present, these taxes are not significant and We currently do not impose any charge for such taxes against Separate Account D. We may, however, assess Separate Account D for such taxes in the future. If any charges for federal, state or local taxes are assessed against Separate Account D in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount to which Purchase Payments under the Contract are allocated must be “adequately diversified” in accordance with the Internal Revenue Code and Treasury Department regulations. The investment adviser of the VIP Series monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein.

If any Subaccount in which You invested failed to satisfy these requirements, You would be currently taxed on the net earnings and gains of the Subaccount unless Your Contract was held in a qualified retirement plan or an IRA. The tax would apply from the first quarter of the failure, until We corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each of the VIP Series that is available under the Contract sells its shares not only to Separate Account D but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of Policyowners and Contractowners that invest in the same Fund. If such a conflict were to arise, We would take whatever steps were necessary to protect the interests of Policyowners and Contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

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Under certain circumstances, a Contractowner’s control of the investments of Separate Account D could cause the Contractowner, rather than Us, to be treated as the owner of the assets in Separate Account D for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, We do not believe that the ownership rights of a Contractowner under the Contract would result in the Contractowner’s being treated as the owner of the assets of the Contract. However, We do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, We reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

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OTHER INFORMATION

VOTING RIGHTS

Because the VIP Series are not required to have annual shareholder meetings, Contractowners generally will not have an occasion to vote on matters that pertain to the VIP Series. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Contractowners would have an opportunity to provide voting instructions for shares of the Fund held by a Subaccount in which their Contract invests. We would vote the shares of any Fund held in a corresponding Subaccount or directly at any Fund shareholders meeting as follows:

■   shares attributable to Contractowners for which We received instructions would be voted in accordance with the instructions;

■   shares attributable to Contractowners for which We did not receive instructions would be voted in the same proportion that We voted shares held in the Subaccount for which We received instructions; and

■   shares not attributable to Contractowners would be voted in the same proportion that We voted shares held in the Subaccount attributable to Contractowners for which We received instructions.

We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Contractowners and for which We receive instructions. However, We will vote Our own shares as We deem appropriate where there are no shares held by Contractowners in any Subaccount. We will present all the shares of any Fund that We held through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum. We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Contractowner as follows:

■   in the Accumulation Phase, We divide the Subaccount’s Accumulation Value by the net asset value of one Fund share, and

■   in the annuity income period, We divide the reserve held in the Subaccount for the Variable Annuity Payments under the Contract by the net asset value of one Fund share. As this reserve fluctuates, the number of votes fluctuates.

We will determine the number of votes that a Contractowner has the right to cast as of the record date established by the VIP Series. We will solicit instructions by written communication before the date of the meeting at which votes will be cast. We will send meeting information and other materials relating to the Fund to each Contractowner having a voting interest in a Subaccount. The voting rights that We describe in this prospectus are created under applicable laws. If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, We reserve the right to proceed in accordance with any such changed laws or regulations. Specifically, We reserve the right to vote shares of any Fund in Our own right, to the extent the law permits.

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PROCESSING TRANSACTIONS

Generally, Your transaction requests will be processed as of the Valuation Date on which We receive them, if We receive them in Good Order before the closing of business (generally 4:00 P.M. Eastern Time). Otherwise, they will be processed as of Our next Valuation Date. To meet Our requirements for processing transactions, We may require that You use Our forms.

RESERVATION OF RIGHTS

We also reserve the right to make certain changes to the Contract, Separate Account D or the Funds if We believe they would (a) best serve the interests of the Contractowners and Payees or (b) be appropriate in carrying out the purposes of the Contract. We will make a change only as the law permits. When required, We will (a) obtain the necessary Contractowner or regulatory approval for any change and (b) notify Contractowners before making a change.

For example, We may:

■   operate Separate Account D in any form permitted by law;

■   add, delete, combine, or modify Subaccounts of Separate Account D;

■   add, delete, or substitute for the Fund shares held in any Subaccount the shares of any investment company or series thereof, or any investment permitted by law;

■   amend or obtain and continue any exemptions under the Contract if required to comply with the Internal Revenue Code or any other applicable federal or state law; or

■   make any necessary technical changes in the Contract in order to conform with any of the above actions.

STATE VARIATIONS

Where required by state law, there may be variations in the Contract covered by a special form of the Contract for Your State. As a result, Your Contract may differ from this prospectus. You should refer to Your Contract for terms that are specific to Your characteristics. We have the right to change the Contract to meet applicable state laws or regulations.

We offer the Contract in most states. Check with Your registered representative for availability in Your state. The Contract is offered continuously. Although We do not anticipate discontinuing the offer of the Contract, We reserve the right to do so at any time.

DISTRIBUTION OF THE CONTRACT

The Contract is currently distributed through Foresters Financial Services, Inc. (“FFS”), which is one of Our affiliates. FFS is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”). FFS’s executive offices are located at 40 Wall Street, New York, NY 10005.

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We expect to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Contracts as of the date that we close the acquisition of the stock purchase agreement with Nassau Life Insurance Company (“Nassau Life”). 1851 also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by Nassau Life and its affiliated companies. Nassau Life or an affiliate will reimburse 1851 for expenses 1851 incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contacts).

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

FLIAC no longer offers the Contracts for new sales. But owners of existing Contracts may continue to make additional Purchase Payments.

Compensation

FFS and FLIAC have entered into a selling agreement with Cetera, a broker-dealer that is registered with the SEC and a member of FINRA. Applications for the Contract are solicited by registered representatives who are associated persons of Cetera. Such representatives act as appointed agents of FLIAC under applicable state insurance law and must be licensed to sell variable insurance products.

Cetera is paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to Cetera, depending on the agreement between Cetera and the registered representative. Cetera or the registered representative may receive different compensation for selling one variable insurance contract over another and/or may be inclined to favor or disfavor one variable insurance provider over another variable insurance provider due to differing compensation rates.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be provided to Cetera based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

This Contract does not assess a front-end sales charge, so you do not directly pay for the sales and distribution expenses described above. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Contract. For example, any profits FLIAC may realize through receiving the mortality and expense risk charge deducted under your Contract may be used to pay for sales and distribution expenses. FLIAC may also pay for sales and distribution expenses out of any payments FLIAC or 1851 may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Contract assesses a surrender charge, proceeds from this charge may be used to reimburse FLIAC for sales and distribution expenses.

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REPORTS

Our variable annuities are offered through broker-dealers that are registered with the SEC and are members of FINRA. At least twice each year, We will send a report to You that contains financial information about the Funds as required by applicable law. In addition, transaction confirmations are sent by Us on behalf of the broker-dealers through which variable annuity transactions are processed and, at least once each year, We will send a statement that gives You financial information about Your Contract.

If several members of the same household each own a Contract, We may send only one such report or prospectus to that address, unless You instruct Us otherwise. You may receive additional copies by calling or writing Us.

FINANCIAL STATEMENTS

The Financial Statements of FLIAC and for Separate Account D are in the SAI.

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SEC file numbers:
Separate Account D: 333-186359/811-08205

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To:	Foresters Life Insurance and Annuity Company
Raritan Plaza 1
Edison, New Jersey 08837

Request for Statement of
Additional Information

I would like to receive a current copy of the following:
(check all appropriate boxes below)

☐ The Statement of Additional Information for First Investors Life Variable Annuity Fund D (Separate Account D).

☐ The Statement of Additional Information for Delaware VIP® Trust.

From:
(name)

Contract
number:

Address:

Phone number:

☐ Check if this is a change of address.

41

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

First Choice Bonus Annuity
An
Individual Flexible Premium Deferred Variable Annuity Contract with Bonus Payments
Issued By
Nassau Life Insurance Company

Supplement dated July 8, 2020 to the
Statement of Additional Information dated May 1, 2020

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2020, for the First Choice Bonus Annuity, an individual flexible premium deferred variable annuity contract with bonus payments (the “Contract”), supported by First Investors Life Variable Annuity Fund D (the “Separate Account” or “Separate Account D”), for which there is a related prospectus dated May 1, 2020, as supplemented on July 8, 2020. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On July 1, 2020, Nassau Life Insurance Company (“NNY”) acquired Foresters Life Insurance and Annuity Company (“FLIAC”), the issuer of the Contracts. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY (the “Merger”), with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the Separate Account. The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Contracts.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from FLIAC to NNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

For information or service concerning a Contract, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-855-5935. You may also contact Us through Our website at www.NSRE.com.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to FLIAC throughout the SAI that are not otherwise addressed below are replaced with references to NNY.

II.	Reference to FLIAC’s website, www.foresters.com, in the first paragraph of the SAI is replaced with a reference to NNY’s website, www.NSRE.com.

III.	On page 2, the following replaces the section titled “Foresters Life Insurance and Annuity Company” under “GENERAL DESCRIPTION”:

Nassau Life Insurance Company. NNY is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

The immediate parent of NNY is The Nassau Companies of New York, a Delaware corporation. The Nassau Companies of New York is ultimately controlled by David Dominik. Mr. Dominik ultimately controls NNY through the following intervening companies: The Nassau Companies, Nassau Insurance Group Holdings, L.P., Nassau Insurance Group Holdings GP, LLC and Nassau Financial Group L.P. The nature of the business of Mr. Dominik and the intervening companies includes investing in companies engaged in the business of insurance.

On July 1, 2020, NNY acquired FLIAC, which was formerly the depositor of the Separate Account and issuer of the Contracts. Following the acquisition, FLIAC merged with and into NNY, with NNY as the surviving entity. As a result, on July 8, 2020, NNY became the depositor of the Separate Account and issuer of the Contracts.

IV.	On page 4, the following replaces the sections titled “Custodian,” “Independent Registered Public Accounting Firm,” and “Underwriter” under “SERVICES”:

Custodian. NNY, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of the Separate Account. NNY maintains the records and accounts of the Separate Account.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, New York 10154, is the independent registered public accounting firm for the Separate Account. KPMG LLP, 755 Main Street 11th Floor, Hartford, Connecticut 06103 is the independent auditor for NNY.

Underwriter. NNY and the Separate Account have entered into an Underwriting Agreement with 1851 Securities, Inc. (“1851”), which became effective on July 1, 2020, pursuant to which 1851 serves as principal underwriter for the Contracts. 1851, an affiliate of NNY, has its principal business address at One American Row, Hartford, CT 06102. NNY is no longer offering the Contract for new sales, but owners of existing Contracts may continue to make additional Purchase Payments. 1851 does not retain any commissions paid by NNY, but it is reimbursed by NNY for expenses it incurs for performing its underwriting function. 1851 assumed the role of principal underwriter for the Contracts on July 1, 2020. Consequently, it did not receive any commissions from the Separate Account in connection with the distribution of the Contracts during the fiscal years ended December 31, 2017, 2018 or 2019.

Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, was the previous principal underwriter for the Contracts. For the fiscal years ended December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $497,549, $1,071,428 and $733,317, respectively, in connection with the distribution of variable annuity contracts, including the Contract, supported by the Separate Account.

V.	On page 4, the following is added to the end of the section titled “SERVICES”:

Administrative Services. The Nassau Companies of New York (“NCNY”) provides administrative services for the Contracts through a shared service agreement between NNY and NCNY. NCNY’s principal business address is One American Row, Hartford, CT 06102.

VI.	On page 7, the following replaces the section titled “RELEVANCE OF FINANCIAL STATEMENTS”:

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Contractowners under the variable portion of the Contracts will be affected solely by the investment results of the Subaccounts. The financial statements of NNY as contained herein should be considered only as bearing upon NNY’s ability to meet its obligations to Contractowners under the Contracts, and they should not be considered as bearing on the investment performance of the Subaccounts.

Financial Statements

The following audited financial statements of NNY as of December 31, 2019 and 2018, and as of December 31, 2018 and 2017, and for each of the years in each of the two-year periods ended December 31, 2019 and December 31, 2018, replace the audited financial statements of FLIAC that were previously included in the SAI. Please note that the SAI still contains the audited financial statements of the Separate Account as of December 31, 2019 and for each of the years or periods in the two-year period then ended and the financial highlights for each of the years or periods in the five-year period then ended.

Experts. The above-referenced financial statements of NNY have been included as part of the SAI in reliance upon the reports of KPMG LLP, an independent auditor, and upon the authority of said firm as experts in accounting and auditing. The above-referenced financial statements of the sub-accounts of First Investors Life Variable Annuity Fund D have been included as part of the SAI in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2019 and 2018

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-44

Supplementary Schedules:

Summary of Investments - Other than Investments in Related Parties	45-46

Supplementary Insurance Information	47

Supplementary Schedule - Reinsurance	48

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2019 and 2018, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 24, 2020, except for the Supplemental Schedules, as to which the date is July 8, 2020

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2019	2018
	(in thousands)
Assets:
Bonds	$7,015,955	$7,212,940
Contract loans	2,333,929	2,326,802
Real estate, at depreciated cost	30,859	30,232
Preferred stock	95,933	125,947
Common stock	57,218	58,649
Mortgage loans	400,498	268,735
Cash and short-term investments	100,651	56,891
Other invested assets	344,563	614,915
Receivables for securities	2,620	7,474
Total cash and invested assets	10,382,226	10,702,585
Deferred and uncollected premiums	63,401	68,807
Due and accrued investment income	143,637	145,362
Reinsurance recoverables	8,979	7,214
Deferred tax asset	56,371	57,337
Receivables from affiliates	10,789	22,164
Other assets	8,129	13,994
Separate account assets	1,060,368	942,308
Total assets	$11,733,900	$11,959,771

Liabilities:
Reserves for future policy benefits	$8,936,348	$9,191,720
Policyholders’ funds	441,780	462,047
Dividends to policyholders	126,939	118,441
Policy benefits in course of settlement	131,144	136,826
Amounts payable on reinsurance	16,570	26,542
Accrued expenses and general liabilities	68,089	62,182
Current federal and foreign income tax	26,128	16,343
Reinsurance funds withheld liability	223,290	232,124
Interest maintenance reserve (“IMR”)	100,226	100,121
Transfers to (from) separate account due and accrued	(305)	(821)
Asset valuation reserve (“AVR”)	155,024	157,027
Separate account liabilities	1,060,368	942,308
Total liabilities	11,285,601	11,444,860

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,313	126,286
Special surplus funds	2,500	2,500
Unassigned surplus	80,688	147,327
Total surplus	448,299	514,911
Total liabilities, capital and surplus	$11,733,900	$11,959,771

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Income:
Premium and annuity considerations	$249,857	$251,976
Net investment income	554,889	588,147
Commissions and expense allowances on reinsurance ceded	13,239	13,191
Reserve adjustments on reinsurance ceded	(220,371)	(254,682)
Fees associated with separate account and other miscellaneous income	78,364	90,894
Total income	675,978	689,526

Current and future benefits:
Death benefits	464,062	442,092
Disability and health benefits	3,401	4,215
Annuity benefits and matured endowments	14,056	13,340
Surrender benefits	291,017	259,836
Interest on policy or contract funds	12,789	13,285
Settlement option payments	10,141	10,032
Net transfers to (from) separate accounts, net of reinsurance	(75,805)	(59,976)
Change in reserves for future policy benefits and policyholders’ funds	(255,384)	(259,614)
Total current and future benefits	464,277	423,210

Operating expenses:
Direct commissions	3,192	3,840
Commissions and expense allowances on reinsurance assumed	1,828	1,958
Premium, payroll and miscellaneous taxes	6,786	8,744
Other operating expenses	109,983	80,700
Total operating expenses	121,789	95,242
Net gain (loss) from operations before dividends and federal income taxes	89,912	171,074
Dividends to policyholders	86,675	77,321
Net gain from operations after dividends and before federal income taxes	3,237	93,753
Federal and foreign income tax expense (benefit)	11,308	(1,473)
Net gain from operations before realized capital gains (losses)	(8,071)	95,226
Realized capital gains/(losses), net of income taxes and IMR	(6,580)	(992)
Net income/(loss)	(14,651)	94,234

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	14,950	24,872
Change in deferred income taxes	13,722	(17,766)
Change in non-admitted assets	(11,505)	23,917
Change in asset valuation reserve	2,003	4,143
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(60,000)
Other surplus changes, net	(11,157)	(3,761)
Net increase (decrease) in capital and surplus	(66,612)	65,665
Capital and surplus, beginning of year	514,911	449,246
Capital and surplus, end of year	$448,299	$514,911

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Cash Flows

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Cash provided by (used for) operations:
Premiums	$330,241	$331,153
Investment and other income	571,495	578,759
Claims and benefits	(1,023,643)	(935,424)
Dividends paid	(116,452)	(121,840)
Commissions and other expenses	(111,756)	(137,536)
Net transfers from separate accounts	76,359	60,168
Federal income taxes recovered (paid)	(384)	(35,663)
Net cash provided by (used for) operations	(274,140)	(260,383)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,026,310	1,332,418
Proceeds from sales, maturities and repayments of stocks	95,822	42,467
Proceeds from sales, maturities and repayments of other invested assets	450,797	100,771
Proceeds from sales, maturities and repayments of other investments	9,934	2,197
Cost of bonds acquired	(822,030)	(1,146,988)
Cost of stocks acquired	(59,117)	(42,257)
Cost of mortgage loans acquired	(136,520)	(181,174)
Cost of other invested assets acquired	(170,339)	(80,027)
Cost of other investments acquired	(2,969)	(1,739)
Net decrease (increase) in contract loans	(7,127)	10,420
Net cash provided by (used for) investments	384,761	36,088

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(30,331)	(11,111)
Dividends to stockholder	(60,000)	(60,000)
Other cash provided (applied)	23,470	(3,710)
Net cash provided by (used for) financing and miscellaneous uses	(66,861)	(74,821)
Net increase (decrease) in cash and short-term investments	43,760	(299,116)
Cash and short-term investments, beginning of year	56,891	356,007
Cash and short-term investments, end of year	$100,651	$56,891

The accompanying notes are an integral part of these financial statements.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of the Nassau Companies of New York (“NCNY” or the “Parent”) after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the New York Department of Financial Services (“NYDFS” or the “Department”). Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain. Effective March 31, 2019, Nassau Insurance Group Holdings, L.P. (formerly known as Nassau Reinsurance Group Holdings L.P.) contributed NCNY to The Nassau Companies.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York. The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the NYDFS.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of the Company’s whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.

●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.

●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.

●	Under STAT, for universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.

●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.

●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.

●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for invested assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2019 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Liquidity and regulatory capital requirements

NCNY serves as the holding company for NNY and does not have any significant operations of its own. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends to the Parent from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2019, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Parent from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY does not have the capacity to pay dividends in 2020 without prior approval. During the year ended December 31, 2019, NNY declared and paid $60.0 million in dividends to its Parent.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the interest method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the interest method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge exposure to changes in interest rates. The Company uses interest rate swaps to manage interest rate exposure to certain floating rate available-for-sale debt securities where the terms or expected cash flows of the hedged item closely match the terms or expected cash flows of the swap.

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

The Company had no derivative contracts with financing premiums.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.9 million and $0.3 million due and accrued investment income non-admitted at December 31, 2019 and 2018, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2019 and 2018 were $56.2 million and $44.7 million, respectively. Changes for the years ended December 31, 2019 and 2018 were increases of $11.5 million and decreases of $23.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve. Annuity reserves principally use Actuarial Guideline (AG) 33 and 43 to calculate reserve balances. AG33 uses prescribed methods and assumptions to determine the minimum statutory reserves. AG43 requires that reserves for contracts are based on the greater of the Standard Scenario Amount (SSA) and the Conditional Tail Expectation Amount (CTE). The Company holds reserves greater than those developed under the minimum statutory reserving rules when it is determined that the minimum statutory reserves are inadequate. Actual results could differ from these estimates and may result in the establishment of additional reserves. The Company monitors actual experience and, where circumstances warrant, revises assumptions and the related estimates for policy reserves.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company calculated its reserves for variable annuity products under the SSA of AG43, which exceeded the CTE scenario. As of December 31, 2018, the Company calculated its reserves under the CTE scenario.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2019 and 2018, the Company paid cash dividends of $60.0 million and $60.0 million, respectively, to its parent, Nassau.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $5.7 million and $8.4 million for 2019 and 2018, respectively.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $1.1 million and $0.8 million for 2019 and 2018, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had net benefits of $0.2 million and $18.6 million for 2019 and 2018, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2019.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $56.9 million and $97.8 million as of December 31, 2019 and 2018, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2019 and 2018:

●	$82.7 million and $79.7 million of non-cash investment exchanges as of December 31, 2019 and 2018, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

Pending acquisition

On October 17, 2019, the Company announced the signing of a definitive agreement with The Independent Order of Foresters (“Foresters”) for NNY to acquire Foresters Financial Holding Company, Inc. and Foresters Life Insurance and Annuity Company from Foresters. The transaction is subject to customary closing conditions, including regulatory approval by the New York State Department of Financial Services.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2019 were as follows:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. government	$217,344	$16,763	$(744)	$233,363
All other governments	58,433	8,323	—	66,756
States, territories and possessions	40,104	5,856	—	45,960
Political subdivisions of states, territories
and possessions	61,380	7,985	(68)	69,297
Special revenue	461,712	46,866	(277)	508,301
Industrial and miscellaneous (unaffiliated)	3,977,928	375,458	(8,188)	4,345,198
Parent, subsidiaries and affiliates	15,300	217	(2,063)	13,454
Hybrid securities	243,211	15,232	(2,716)	255,727
Mortgage-backed and asset-backed securities	1,940,543	57,040	(16,904)	1,980,679
Total bonds	$7,015,955	$533,740	$(30,960)	$7,518,735

Preferred stock	$95,933	$9,050	$—	$104,983
Common stock	$57,218	$—	$—	$57,218

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2019 and 2018.

The aging of temporarily impaired general account debt securities as of December 31, 2019 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$4,365	$(742)	$1,186	$(2)	$5,551	$(744)
Political subdivisions	405	(10)	2,660	(58)	3,065	(68)
Special revenue	2,189	(30)	7,003	(247)	9,192	(277)
Industrial and miscellaneous (unaffiliated)	39,498	(2,854)	89,579	(5,334)	129,077	(8,188)
Parent, subsidiaries and affiliates	9,298	(1,476)	2,805	(587)	12,103	(2,063)
Hybrid securities	3,319	(7)	32,168	(2,709)	35,487	(2,716)
Mortgage-backed and asset-backed securities	180,628	(2,065)	351,703	(14,839)	532,331	(16,904)
Total bonds	$239,702	$(7,184)	$487,104	$(23,776)	$726,806	$(30,960)
Number of positions at unrealized loss		115		165		280

Preferred stock	$—	$—	$—	$—	$—	$—

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company reported $21.5 million and $19.6 million of gross unrealized gains and $1.0 million and $2.0 million of gross unrealized losses related to common stock for the periods ended December 31, 2019 and 2018, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2019, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $0.7 million with unrealized losses of $0.7 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $3.9 million with unrealized losses of $0.3 million.

At December 31, 2019, there are 11 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $2.8 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 165 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parents, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million. The Company had $2.5 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $1.5 million.

For the period ended December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $10.7 million.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2018, available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2019 by maturity are shown below.

	Carrying Value	Fair Value
	(in thousands)
Due in one year or less.	$277,098	$286,604
Due after one year through five years	1,526,921	1,593,413
Due after five years through ten years	2,418,369	2,537,054
Due after ten years	2,793,567	3,101,664
Total	$7,015,955	$7,518,735

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $14.8 million and $7.4 million as of December 31, 2019 and 2018, respectively. OTTIs were $19.1 million and $11.4 million in 2019 and 2018, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2019, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2019	2018
	(in thousands)
Real estate	$30,859	$30,232
Total real estate	$30,859	$30,232

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2019 and 2018, the Company had $400.5 million and $268.7 million, respectively, in mortgage loans. The allowance for loans at December 31, 2019 was $0.8 million. There was 0.5 million allowance for loan losses at December 31, 2018.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2019	2018
	(in millions)
Industrial	$21.2	$13.5
Multifamily	63.8	53.9
Office	72.0	58.4
Retail	132.6	58.4
Self-storage	19.0	11.0
Warehouse	53.0	53.2
Other	39.7	20.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2019	2018
	(in millions)
East North Central	$39.8	$37.1
Middle Atlantic	21.1	10.2
Mountain	54.4	37.1
New England	3.1	3.2
Pacific	113.9	83.2
South Atlantic	89.2	51.4
West North Central	6.2	6.2
West South Central	73.6	40.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $366.7 million CM1 loans and $34.6 million CM2 loans as of December 31, 2019. The Company held $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2019 was 87%. As of December 31, 2019, all loans were current.

During 2019, the minimum and maximum lending rates for mortgage loans were 3.7% and 6.8% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2019.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2019	2018
	(in thousands)
Private equity	$53,982	$265,511
Mezzanine partnerships	9,852	148,320
Infrastructure funds	10,946	27,611
Hedge funds	6,811	6,980
Collateralized fund obligation	97,400	—
Mortgage and real estate	871	898
Direct equity	129,534	141,727
Credit funds	22,105	8,432
Other alternative assets	13,062	15,436
Total other invested assets	$344,563	$614,915

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $80.2 million and $152.3 million as of December 31, 2019 and 2018, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2019	2018
	(in thousands)
Swaps:
Notional amount	$75,000	$75,000
Fair value	$6,843	$1,951
Carrying value	$—	$—

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral. Restricted assets were $6.1 million and $8.0 million as of December 31, 2019 and 2018, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $593.9 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made, 5% of its admitted assets as shown by its last sworn statement to the superintendent. During 2019, the Company had maximum collateral pledged with fair value of $73.7 million and carrying value of $70.2 million. The amount borrowed at the time of maximum collateral was $39 million. As of December 31, 2019, the Company had no outstanding borrowings with the FHLB and no amounts pledged. The Company owned $2.3 million and $3.4 million of FHLB capital stock as of December 31, 2019 and 2018, respectively, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
Investment	Current Year	Prior Year	Current Year	Prior Year	Current Year	Prior Year
	(in thousands)
(1) Bonds - Amortized Cost	11	30	$8,661	$13,676	$8,818	$13,205
(2) Loan-backed and structured securities - Amortized Cost	—	—	—	—	—	—
(3) Preferred Stock - Amortized Cost	1	—	—	—	40	—
(4) Preferred Stock - Fair Value	1	—	12	—	12	—
(5) Total (1+2+3+4)	13	30	$8,673	$13,676	$8,870	$13,205

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2019, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were HP Communities LLC., Wells Fargo & Company, Anheuser Busch Company, Prudential Financial Inc. and Burlington Northern & Sante Fe. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Bonds	$328,888	$348,400
Contract loans	182,662	175,413
Cash and short-term investments	4,492	588
Real estate, net of expenses	4,996	1,312
Preferred stock	6,260	7,496
Common stock	2,881	18
Mortgage loans	13,886	8,714
Other invested assets	26,030	59,449
Derivative instruments	443	423
Miscellaneous income	1,473	1,968
Amortization of interest maintenance reserve ("IMR")	13,013	14,478
Less:
Interest expense	9,086	9,086
Other investment expenses	21,049	21,026
Net investment income	554,889	588,147

For the year ended December 31, 2019, the Company had 13 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $1.6 million.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2019	2018	2019	2018
	(in thousands)
Bonds	$(7,752)	$2,054	$1,373	$(1,252)
Preferred stock	(2,202)	364	2,332	(2,474)
Common stock	2,207	(235)	2,936	8,413
Mortgage loans	(258)	(540)	—	—
Other invested assets	341	(63)	12,275	26,851
Derivative instruments	(255)	—	—	—
Foreign exchange	(23)	(370)	8	(54)
Miscellaneous	223	(640)	—	—
	(7,719)	570	18,924	31,484
Income tax benefit (expense)	1,139	(1,562)	(3,974)	(6,612)
Net capital gains (losses)	$(6,580)	$(992)	$14,950	$24,872

Realized losses for 2019 include impairments of $19.1 million, including impairments on bonds of $14.2 million, common stock of $1.8 million and preferred stock of $3.1 million. Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Proceeds from sales	$1,201,293	$1,454,353
Gross gains on sales.	34,252	21,989
Gross losses on sales	29,917	25,652

5. Investments in Affiliates

The Company has an investment subsidiary, Nassau 2019 CFO LLC and uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of that subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2019 and 2018.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2019	2018
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,258	$1,532
1941 CSO, 2.25% to 4.0%	90,967	100,855
1958 CSO, 2.0% to 6.0%	1,473,056	1,541,961
1980 CSO, <4.5% to 6.0%	2,815,762	2,964,819
1980 CSO Select, 4.5%	37,279	38,718
1980 CSO, 3.5% to 4.5%	4,427,550	4,444,192
2001 CSO 4.0% to 4.25%	58,247	56,642
Various	13,501	18,384
Total life insurance	$8,917,620	$9,167,103

Annuities	207,258	218,710

Claim and loss liabilities:
Disability	27,828	31,496
Accident and health	29,980	35,621
Total claim and loss liabilities	57,808	67,117
Subtotal	9,182,686	9,452,930
Supplementary contracts with life contingencies	84,624	83,999
All other	5,050	7,382
Total before reinsurance ceded	9,272,360	9,544,311
Less: Reinsurance ceded	336,012	352,591
Reserves for future policy benefits	$8,936,348	$9,191,720

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2019 and 2018 for which the net premium exceeded the gross premium was $0.6 billion and $0.8 billion, respectively. As of December 31, 2019 and 2018, the Company carried an associated premium deficiency reserve of $3.5 million and $4.3 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Individual Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$14,928	$6,930	$—	$21,858	4%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	313,234	313,234	56%
Subtotal	14,928	6,930	313,234	335,092	60%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	132,949	—	—	132,949	23%
Not subject to discretionary withdrawal	91,668	—	3,166	94,834	17%
Total individual annuity actuarial reserves	239,545	6,930	316,400	562,875	100%
Less: Reinsurance ceded	8,814	—	—	8,814
Total individual annuity actuarial reserves, net of reinsurance	$230,731	$6,930	$316,400	$554,061

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Group Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,454	1,454	3%
Subtotal	—	—	1,454	1,454	3%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	23,822	—	—	23,822	44%
Not subject to discretionary withdrawal	28,513	—	—	28,513	53%
Total group annuity actuarial reserves	52,335	—	1,454	53,789	100%
Less: Reinsurance ceded	—	—	—	—
Total group annuity actuarial reserves, net of reinsurance	$52,335	$—	$1,454	$53,789

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Deposit-Type Contracts (no life contingencies)
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,149	1,149	—%
Subtotal	—	—	1,149	1,149	—%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	433,302	—	—	433,302	98%
Not subject to discretionary withdrawal	8,478	—	—	8,478	2%
Total deposit fund liabilities	441,780	—	1,149	442,929	100%
Less: Reinsurance ceded	—	—	—	—
Total deposit fund liabilities, net of reinsurance	$441,780	$—	$1,149	$442,929

				2018
				(in thousands)	% of total
Annuities and deposit fund liabilities
Subject to discretionary withdrawal - with adjustment:
- with market value adjustment				$23,828	2%
- at book value less surrender charge of 5% or more				14	—%
- at market value				295,527	28%
Subtotal				319,369	30%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)				615,585	57%
Not subject to discretionary withdrawal				137,334	13%
Total annuity actuarial reserves and deposit fund liabilities				1,072,288	100%
Less: Reinsurance ceded				9,547
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance				$1,062,741

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics of life actuarial reserves as of December 31, 2019 are as follows:

	General Account			Separate Account - Non-guaranteed
		General
	Account	Account		Account	Cash
	Value	Cash Value	Reserve	Value	Value	Reserve
			(in thousands)
Subject to discretionary withdrawal, surrender values or policy loans:
- Term policies with cash value	$1,058	$1,058	$7,814	$—	$—	$—
- Universal life	664,324	653,032	756,376	—	—	—
- Universal life with secondary guarantees	21,967	19,979	69,448	—	—	—
- Indexed universal life	17	15	15	—	—	—
- Indexed universal life with secondary guarantees	—	—	—	—	—	—
- Indexed life	—	—	—	—	—	—
- Other permanent cash value life insurance	7,562,874	7,562,874	7,933,315	—	—	—
- Variable life	—	—	—	—	—	—
- Variable universal life	87,943	84,935	88,411	733,948	708,844	734,130
- Miscellaneous reserves	—	—	—	—	—	—

Not subject to discretionary withdrawal, with no cash value:
- Term policies without cash value	XXX	XXX	62,240	XXX	XXX	—
- Accidental death benefits	XXX	XXX	523	XXX	XXX	—
- Disability-active lives	XXX	XXX	4,993	XXX	XXX	—
- Disability-disabled lives	XXX	XXX	22,835	XXX	XXX	—
- Miscellaneous reserves	XXX	XXX	4,527	XXX	XXX	—

Total (gross: direct + assumed)	8,338,183	8,321,893	8,950,497	733,948	708,844	734,130
Less: Reinsurance ceded	—	—	297,263	—	—	—
Total, net	$8,338,183	$8,321,893	$8,653,234	$733,948	$708,844	$734,130

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $5.7 million and $0.6 million as of December 31, 2019 and 2018, respectively, and are included in accrued expenses and general liabilities.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reinsurance agreements with affiliates

An affiliate, PHL Variable Insurance Company (“PHL”) has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $74.6 million and $76.5 million at December 31, 2019 and 2018, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce group executive ordinary (“GEO”) corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company. The MODCO reserves under this treaty were $1.1 billion as of December 31, 2019.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2019	2018
	(in thousands)
Direct premiums and annuity considerations	$359,486	$367,246
Reinsurance assumed - non-affiliate	8,774	8,848
Reinsurance assumed - affiliate	21,353	23,037
Reinsurance ceded - non-affiliate	(133,551)	(140,863)
Reinsurance ceded - affiliate	(6,205)	(6,292)
Net premiums and annuity considerations	$249,857	$251,976

Direct commission s and expense allowance	$3,192	$3,840
Reinsurance assumed - non-affiliate	244	324
Reinsurance assumed - affiliate	1,585	1,634
Reinsurance ceded - non-affiliate	(5,337)	(5,791)
Reinsurance ceded - affiliate	(7,903)	(7,400)
Net commissions and expense allowance	$(8,219)	$(7,393)

Direct policy and contract claims incurred	$661,521	$655,434
Reinsurance assumed - non-affiliate	36,408	81,154
Reinsurance assumed - affiliate	28,960	14,551
Reinsurance ceded - non affiliate	(219,084)	(232,163)
Reinsurance ceded - affiliate	(26,286)	(59,329)
Net policy and contract claims incurred	$481,519	$459,647

Direct policy and contract claims payable	$124,606	$122,898
Reinsurance assumed - non-affiliate	20,522	47,152
Reinsurance assumed - affiliate	607	163
Reinsurance ceded - non-affiliate	(14,590)	(33,387)
Net policy and contract claims payable	$131,145	$136,826

Direct life insurance in force	$26,530,737	$28,458,804
Reinsurance assumed	2,955,890	2,927,687
Reinsurance ceded	(10,311,574)	(13,360,421)
Net insurance in force	$19,175,053	$18,026,070

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $16.3 million and $17.0 million for the years ended December 31, 2019 and 2018, respectively.

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $19.1 million as of December 31, 2018. As of December 31, 2019, $2.0 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $18.0 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $0.9 million of unfavorable prior year development since December 31, 2018. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.0 million and $1.3 million in 2019 and 2018, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.6 million as of December 31, 2019, payable as follows: 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million; 2023 - $0.6 million and 2024 - $0.4 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2019 and 2018 was $34.5 million and $76.9 million, respectively. EDP accumulated depreciation as of December 31, 2019 and 2018 was $30.2 million and $69.6 million, respectively. Depreciation for the year ended December 31, 2019 and 2018 was $3.0 million and $3.7 million, respectively. EDP equipment and software are depreciated over 3 to 7 years, using the straight-line and method. Non-admitted EDP equipment totaled $4.3 million and $7.3 million as of December 31, 2019 and 2018, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2019 and 2018 was $5.0 million and $6.5 million, respectively. Accumulated depreciation as of December 31, 2019 and 2018 was $4.6 million and $5.9 million, respectively. Depreciation for the years ended December 31, 2019 and 2018 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.4 million and $0.6 million as of December 31, 2019 and 2018, respectively.

Depreciation or amortization periods are generally 7 to 39 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2019 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$63,706	$63,401
Total	$63,706	$63,401

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$68,799	$68,807
Total	$68,799	$68,807

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $1,060.4 million and $942.3 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2019, the general account of the Company had a maximum guarantee for separate account liabilities of $1.1 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.2 million and $0.6 million for the years ended December 31, 2019 and 2018, respectively. The general account paid $0.2 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2019 and 2018, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $1,060.0 million and $941.5 million as of December 31, 2019 and 2018, respectively. Separate account premiums and other considerations received were $28.7 million and $35.8 million for the years ended December 31, 2019 and 2018, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $81.7 million and $68.4 million for the years ended December 31, 2019 and 2018, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2019	2018
	(in thousands)
Transfers to separate accounts	$28,702	$35,799
Transfers from separate accounts	(104,374)	(95,775)
Other	(133)	—
Net transfers from separate account	(75,805)	(59,976)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(75,805)	$(59,976)

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

12. Federal Income Taxes

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$164,868	$6,235	$171,103	$138,182	$6,800	$144,982	$26,686	$(565)	$26,121
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	164,868	6,235	171,103	138,182	6,800	144,982	26,686	(565)	26,121
Less: Deferred tax assets non-admitted	42,390	—	42,390	23,269	6,800	30,069	19,121	(6,800)	12,321
Subtotal net admitted deferred tax assets	122,478	6,235	128,713	114,913	—	114,913	7,565	6,235	13,800
Less: Deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Net deferred tax assets	$50,455	$5,916	$56,371	$57,337	$—	$57,337	$(6,882)	$5,916	$(966)

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years
recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets
expected to be realized after application
of the threshold limitation	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
1) Adjusted gross deferred tax assets
expected to be realized following the
balance sheet date	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
2) Adjusted gross deferred tax assets
allowed per limitation threshold	XXX	XXX	58,789	XXX	XXX	68,636	XXX	XXX	(9,847)
Adjusted gross deferred tax assets offset
by gross deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Deferred tax assets admitted as the
result of application of SSAP 101	$122,478	$6,235	$128,713	$114,913	$—	$114,913	$7,565	$6,235	$13,800

	2019	2018
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	930%	821%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$391,929	$672,811

	December 31, 2019		December 31, 2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$164,868	$6,235	$138,182	$6,800	$26,686	$(565)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$122,478	$6,235	$114,913	$—	$7,565	$6,235
% of total net admitted adjusted
gross DTAs	—%	—%	—%	—%	—%	—%

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Management believes that it is more likely than not that the Company will be able to utilize the DTA in the future without any tax planning strategies.

The Company believes that there is sufficient positive evidence, including a history of earnings and projected future income generation, to support that it is more likely than not that NNY will realize the tax benefits associated with its deferred tax assets and consequently, it is not required to record a valuation allowance for statutory accounting purposes.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2019 and 2018 were as follows:

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018	Change
	(in thousands)
Current income tax:
Federal	$11,308	$(1,473)	$12,781
Foreign	—	—	—
Subtotal	11,308	(1,473)	12,781
Federal income tax on net capital gains	(1,139)	1,562	(2,701)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$10,169	$89	$10,080

Deferred tax assets:
Ordinary
Future policyholder benefits	$43,098	$45,672	$(2,574)
Investments	56,169	27,735	28,434
Deferred acquisition costs	28,013	29,010	(997)
Policyholder dividends accrual	26,283	24,448	1,835
Fixed assets	—	—	—
Compensation and benefits accrual	3,591	3,901	(310)
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	1,136	2,272	(1,136)
Other (including items <5% of total ordinary tax assets)	6,579	5,144	1,435
Subtotal	164,869	138,182	26,687
Non-admitted	42,390	23,269	19,121
Admitted ordinary deferred tax assets	$122,479	$114,913	$7,566

Capital:
Investments	$3,701	$4,782	$(1,081)
Net capital loss carryforward		—	—
Other (including items <5% of total capital tax assets)	2,534	2,018	516
Subtotal	6,235	6,800	(565)
Non-admitted	—	6,800	(6,800)
Admitted capital deferred tax assets	6,235	—	6,235
Admitted deferred tax assets	$128,714	$114,913	$13,801

Deferred tax liabilities:
Ordinary
Investments	$42,075	$25,125	$16,950
Fixed assets	2,259	1,050	1,209
Policyholder reserves	22,146	25,857	(3,711)
Other (including items <5% of total ordinary tax liabilities)	5,543	5,544	(1)
Subtotal	72,023	57,576	14,447

Capital:
Investments	237	—	237
Other (including items <5% of total ordinary tax liabilities)	82	—	82
Subtotal	319	—	319
Deferred tax liabilities	72,342	57,576	14,766
Net admitted deferred tax assets (liabilities)	$56,372	$57,337	$(965)

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2019
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$(4,482)	$(941)	21.0%
Interest maintenance reserve	105	22	(0.5%)
Dividends received deduction	(7,250)	(1,523)	34.0%
Return to provision	—	—	—%
Change in non-admitted assets	(4,293)	(902)	20.1%
Rate change	—	—	—%
Other, including prior year true-up	(998)	(210)	4.7%
Total statutory income tax	$(16,918)	$(3,553)	79.3%

Federal income taxes incurred		$13,891	(309.9%)
Tax on capital gains/(losses)		(1,139)	25.4%
Prior year overaccrual/(underaccrual)		(2,583)	57.6%
Change in net deferred income tax expense/(benefit)		(13,722)	306.2%
Total statutory income tax		$(3,553)	79.3%

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2019	2018
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	1,136	2,272

As a result of The Tax Cuts and Jobs Act (the “TCJA”), the alternative minimum tax (“AMT”) is repealed and related credits will be fully refundable by 2021.

The Company has no income tax expense for 2017, 2018 and 2019 that is available for recoupment in the event of future net capital losses.

There was no aggregate amount of deposits reported as admitted assets under Section 6603 of the Internal Revenue Code as of December 31, 2019 or 2018.

The Company is subject to U.S. federal income tax examinations by tax authorities for years 2015 and after. The Company does not anticipate any material assessments or adjustments to the Company’s liability resulting from the tax examinations of prior open year periods.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2019, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company is included in the consolidated federal income tax return of The Nassau Companies, NCNY and its subsidiaries. The following companies were included in the consolidated federal income tax return for 2019, effective March 31, 2019:

The Nassau Companies
The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
Phoenix Founders, Inc.

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

The TCJA provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company is eligible to join as members of an “Aggregate Group” within the meaning of the IRC and the Aggregate Group’s base erosion payments are less than 3% of the Aggregate Group’s total deductions for the years ended December 31, 2019 and 2018. Accordingly, the BEAT liability was $0 for the years ended December 31, 2019 and 2018.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018
	(in thousands)
Gross AMT credit recognized as:
Current year recoverable	$1,135,752	$2,271,504
Deferred tax asset	1,135,752	2,271,504
Beginning balance of AMT credit carryforward	2,271,504	4,543,008
Amounts recovered	1,135,752	2,271,504
Adjustments	—	—
Ending balance of AMT credit	$1,135,752	$2,271,504

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $93.1 million and $88.1 million for the years ended December 31, 2019 and 2018, respectively. The amounts payable to NCNY were $5.2 million and $6.2 million as of December 31, 2019 and 2018, respectively.

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and Nassau Life and Annuity Company (“NLA”). Commissions paid by the Company on behalf of PHL were $3.3 million and $3.7 million for the years ended December 31, 2019 and 2018, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2019 and 2018.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $44.6 million and $54.0 million for the years ended December 31, 2019 and 2018, respectively. Commissions paid by the Company on behalf of NLA were $28.2 million for the year ended December 31, 2019. The Company had amounts receivable from PHL and NLA of $1.1 million and $3.7 million as of December 31, 2019, respectively. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.2 million and $17.5 million as of December 31, 2019 and 2018, respectively. Amounts receivable from NAMCO were $0.1 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.

The Company has investments in various classes of notes of Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd., Nassau 2019-I Ltd., Nassau 2019-II Ltd. and Nassau 2019-III Ltd. (the “Nassau CLOs”) totaling $87.0 million par with a fair value of $54.7 million and $52.1 million par with a fair value of $48.0 million at December 31, 2019 and 2018, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

In September 2019, the Company sold certain of its limited partnership and other invested assets to Nassau CFO Fund, LLC (“Nassau CFO”), a collateralized fund obligation managed by an affiliate. The Company received cash and certain equity interests in Nassau CFO as consideration with no gain or loss recognized on the sale. The Company invested in Class B Notes issued by Nassau CFO which have a par and fair value of $14.9 million at December 31, 2019 and recognized $0.4 million of net investment income for the year ended December 31, 2019. The Company’s equity investment in Nassau CFO was $97.4 million at December 31, 2019 and the Company recorded net investment income from Nassau CFO of $17.0 million for the year ended December 31, 2019.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $5.2 million and $16.2 million as of December 31, 2019 and 2018, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0 and $0.1 million as of December 31, 2019 and 2018, respectively. The Company did not charge for these services.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2019, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation.Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2019 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$18,925	$4,611	$23,536
Preferred stock	—	—	9,370	9,370
Common stock [1]	96	2,297	54,825	57,218
Subtotal	96	21,222	68,806	90,124

Derivative assets.	—	6,843	—	6,843
Separate account assets	1,053,184	7,184	—	1,060,368
Total assets at fair value	$1,053,280	$35,249	$68,806	$1,157,335
____________________

[1]	Includes $2,297 thousand Class A Membership FHLB common stock.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2019	2018
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$70,097	$58,688
Purchases	12,905	4,957
Sales	(3,977)	(4,970)
Settlements	—	(107)
Transfers into Level 3	5,862	19,960
Transfers out of Level 3	(16,957)	(9,728)
Realized gains (losses)	(3,561)	(1,661)
Unrealized gains (losses)	4,437	2,958
Balance, end of period	$68,806	$70,097

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2019 and 2018 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2019 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2018 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2019 and 2018.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2019 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,518,735	$7,015,955	$—	$5,088,218	$2,430,517	$—
Preferred stock	104,983	95,933	—	65,203	39,780	—
Common stock	57,218	57,218	96	2,297	54,825	—
Mortgage loans	406,978	400,498	—	—	406,978	—
Surplus debentures & capcos	15,000	13,062	—	3,872	11,128	—
Cash, cash equivalents & short terms	100,651	100,651	100,651	—	—	—
Derivatives	6,843	—	—	6,843	—	—
Separate account assets	1,060,368	1,060,368	1,053,184	7,184	—	—
Total financial instruments	$9,270,776	$8,743,685	$1,153,931	$5,173,617	$2,943,228	$—

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2019 and 2018, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2019 and 2018 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2019, the remaining commitments total $5.5 million.

The Company has an outstanding commitment to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. The commitment currently expires on January 5, 2021. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2019, $42.0 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2019, the Company had unfunded commitments of $80.2 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2019, the Company had open commitments of $39.6 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2019 and 2018, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2019	2018	2019	2018
	(in thousands)
Swaps	$75,000	$75,000	$—	$—
Total	$75,000	$75,000	$—	$—

____________________

* Notional amount

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2019, the Company held $(4.8) million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2019 and 2018 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2019 and through April 24, 2020, the date of issuance of these financial statements. Subsequent events requiring additional disclosure are as follows:

The Company is continuously monitoring the market and economic turbulence arising from COVID-19. It is too early for the Company to assess the impact of the pandemic on policyholder behavior and underwriting risks and the mid-to-long-term impact on the Company’s investments. In light of the uncertainty as to the length or severity of this pandemic, the Company cannot reasonably estimate the full impact of the pandemic on its operations and financial statements at this time, although it could be material.

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018

			Amount shown
	Amortized	Fair	in the
December 31, 2019	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$262,584	$280,053	$262,584
States, municipalities and political subdivisions	935,812	1,005,254	935,812
Foreign governments	58,433	66,756	58,433
All other corporate bonds [1]	5,743,826	6,153,216	5,759,126
Redeemable preferred stock	997	3,225	997
Total fixed maturities	7,001,652	7,508,504	7,016,952
Equity securities:
Common stock:
Industrial, miscellaneous and all other	57,218	57,218	57,218
Nonredeemable preferred stock	94,936	101,758	94,936
Total equity securities	152,154	158,976	152,154
Mortgage loans	400,498	406,978	400,498
Real estate, at depreciated cost	30,859	XXX	30,859
Contract loans	2,333,929	XXX	2,333,929
Other invested assets [2]	349,537	351,476	344,563
Cash and short-term investments	100,651	100,651	100,651
Receivables for securities	2,620	XXX	2,620
Total cash and invested assets	$10,371,900		$10,382,226

____________________

[1]	Amortized cost and fair value amounts exclude $15,300 and $13,455, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $4,974 of non-admitted other invested assets.

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplemental Schedule Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585

____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2019 and 2018

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2019:
Insurance Segment	$9,505,067	$131,144	$249,857	$554,889	$464,277	$121,789

2018:
Insurance Segment	$9,772,208	$136,826	$251,976	$588,147	$423,210	$95,242

See accompanying independent auditors’ report.

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2019 and 2018

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2019	$26,530,737	$10,311,574	$2,955,890	$19,175,053	15%
2018	28,458,804	13,360,421	2,927,687	18,026,070	16%

Life insurance premiums:
2019	$359,486	$139,756	$30,127	$249,857	12%
2018	367,246	147,155	31,885	251,976	13%

See accompanying independent auditors’ report.

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2018 and 2017

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-41

Supplemental Schedules:

Summary of Investments - Other than Investments in Related Parties	42-43

Supplementary Insurance Information	44

Supplementary Schedule - Reinsurance	45

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 29, 2019, except for the Supplemental Schedules, as to which the date is July 8, 2020

2

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2018	2017
	(in thousands)
Assets:
Bonds	$7,212,940	$7,417,789
Contract loans	2,326,802	2,337,222
Real estate, at depreciated cost	30,232	30,916
Preferred stock	125,947	124,890
Common stock	58,649	49,416
Mortgage loans	268,735	90,939
Cash and short-term investments	56,891	356,007
Other invested assets	614,915	611,112
Receivables for securities	7,474	6,999
Total cash and invested assets	10,702,585	11,025,290
Deferred and uncollected premiums	68,807	72,326
Due and accrued investment income	145,362	147,447
Reinsurance recoverables	7,214	20,659
Deferred tax asset	57,337	58,828
Receivables from affiliates	22,164	17,081
Other assets	13,994	15,315
Separate account assets	942,308	1,121,235
Total assets	$11,959,771	$12,478,181

Liabilities:
Reserves for future policy benefits	$9,191,720	$9,451,010
Policyholders’ funds	462,047	464,270
Dividends to policyholders	118,441	122,925
Policy benefits in course of settlement	136,826	157,267
Amounts payable on reinsurance.	26,542	14,744
Accrued expenses and general liabilities	62,182	125,464
Current federal and foreign income tax	16,343	51,916
Reinsurance funds withheld liability	232,124	244,968
Interest maintenance reserve (“IMR”)	100,121	115,149
Transfers to separate account due and accrued	(821)	(1,183)
Asset valuation reserve (“AVR”)	157,027	161,170
Separate account liabilities	942,308	1,121,235
Total liabilities	11,444,860	12,028,935

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,286	126,260
Special surplus funds	2,500	2,500
Unassigned surplus	147,327	81,688
Total surplus	514,911	449,246
Total liabilities, capital and surplus	$11,959,771	$12,478,181

The accompanying notes are an integral part of these financial statements.

3

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Income:
Premium and annuity considerations	$251,976	$296,611
Net investment income	588,147	625,172
Commissions and expense allowances on reinsurance ceded	13,191	13,385
Reserve adjustments on reinsurance ceded	(254,682)	(247,110)
Fees associated with separate account and other miscellaneous income	90,894	103,332
Total income	689,526	791,390

Current and future benefits:
Death benefits	442,092	398,007
Disability and health benefits	4,215	3,528
Annuity benefits and matured endowments	13,340	15,247
Surrender benefits	259,836	319,365
Interest on policy or contract funds	13,285	11,929
Settlement option payments	10,032	10,298
Net transfers to (from) separate accounts, net of reinsurance	(59,976)	(69,360)
Change in reserves for future policy benefits and policyholders’ funds	(259,614)	(220,500)
Total current and future benefits	423,210	468,514

Operating expenses:
Direct commissions	3,840	4,444
Commissions and expense allowances on reinsurance assumed	1,958	3,062
Premium, payroll and miscellaneous taxes	8,744	8,639
Other operating expenses	80,700	151,049
Total operating expenses	95,242	167,194
Net gain (loss) from operations before dividends and federal income taxes	171,074	155,682
Dividends to policyholders	77,321	79,305
Net gain from operations after dividends and before federal income taxes	93,753	76,377
Federal and foreign income tax expense (benefit)	(1,473)	14,244
Net gain from operations before realized capital gains (losses)	95,226	62,133
Realized capital gains/(losses), net of income taxes and IMR	(992)	6,253
Net income/(loss)	94,234	68,386

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	24,872	2,752
Change in deferred income taxes	(17,766)	(92,394)
Change in non-admitted assets	23,917	110,872
Change in asset valuation reserve	4,143	(8,272)
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(20,000)
Other surplus changes, net	(3,761)	(5,292)
Net increase (decrease) in capital and surplus	65,665	56,078
Capital and surplus, beginning of year	449,246	393,168
Capital and surplus, end of year	$514,911	$449,246

The accompanying notes are an integral part of these financial statements.

4

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Cash Flows

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Cash provided by (used for) operations:
Premiums	$331,153	$387,217
Investment and other income	578,759	618,109
Claims and benefits	(935,424)	(926,695)
Dividends paid	(121,840)	(132,066)
Commissions and other expenses	(137,536)	(157,842)
Net transfers from separate accounts	60,168	70,522
Federal income taxes recovered (paid)	(35,663)	(85)
Net cash provided by (used for) operations	(260,383)	(140,840)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,332,418	3,088,320
Proceeds from sales, maturities and repayments of stocks	42,467	43,144
Proceeds from sales, maturities and repayments of other invested assets	100,771	102,611
Proceeds from sales, maturities and repayments of other investments	2,197	492
Cost of bonds acquired	(1,146,988)	(2,778,370)
Cost of stocks acquired	(42,257)	(24,929)
Cost of mortgage loans acquired	(181,174)	(91,305)
Cost of other invested assets acquired	(80,027)	(85,353)
Cost of other investments acquired	(1,739)	(3,027)
Net decrease (increase) in contract loans	10,420	(5,039)
Net cash provided by (used for) investments	36,088	246,544

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(11,111)	(17,546)
Dividends to stockholder	(60,000)	(20,000)
Other cash provided (applied)	(3,710)	53,477
Net cash provided by (used for) financing and miscellaneous uses	(74,821)	15,931
Net increase (decrease) in cash and short-term investments	(299,116)	121,635
Cash and short-term investments, beginning of year	356,007	234,372
Cash and short-term investments, end of year	$56,891	$356,007

The accompanying notes are an integral part of these financial statements.

5

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York (“NCNY” or the “Parent”). The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the New York Department of Financial Services (the “NYDFS”).

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of NCNY after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the NYDFS. Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of our whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies

Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.
●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

6

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.
●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.
●	Under STAT, for individual participating life policies, premiums are recognized when due. For universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Under U.S. GAAP, premiums are recognized for participating life insurance products and other life insurance products as revenue when due from policyholders. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.
●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.
●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.
●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2018 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Parent company liquidity

NCNY serves as the holding company for NNY and does not have any significant operations of its own. As of December 31, 2018 and 2017, liquidity (cash, short-term investments, available-for-sale debt securities and other near-cash assets, net of contributions payable to subsidiaries and certain other holding company obligations) totaled $93.5 million and $110.4 million, respectively. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2018, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Company from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY could pay a dividend of $95.2 million in 2019. During the year ended December 31, 2018, NNY declared and paid $60.0 million, in dividends to the Company.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

8

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the scientific method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the scientific method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

9

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge the interest rate risks or the so-called “rho” greek risk exposure (referring to the sensitivity of the fair value of assets and liabilities to changes in interest rates) associated with certain annuity products. These hedges are conducted pursuant to its approved Derivatives Use Plan (“DUP”).

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company has no derivative contracts with financing premiums.

The unrealized gain/(loss) during the period representing equity index options was $0 and $3.2 million as of December 31, 2018 and 2017, respectively.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

10

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.3 million and $0.2 million due and accrued investment income non-admitted at December 31, 2018 and 2017, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2018 and 2017 were $44.7 million and $68.6 million, respectively. Changes for the years ended December 31, 2018 and 2017 were decreases of $23.9 million and $110.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

11

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2018 and 2017, the Company paid cash dividends of $60.0 million and $20.0 million, respectively, to its parent, Nassau.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. An insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend out of §4207(a)(2), an ordinary dividend may still be payable under §4207(a)(3) of the New York Insurance Law. Under §4207(a)(3), a dividend can be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on these calculation, for 2019, the Company can pay dividends of $95.2 million if allowed by the NYDFS.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

12

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $8.4 million and $38.9 million for 2018 and 2017, respectively. The decrease in 2018 was due to higher pension contributions made in 2017.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $0.8 million and $1.3 million for 2018 and 2017, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had a net benefit of $18.6 million and a net expense of $0.3 million for 2018 and 2017, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2018.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $97.8 million and $89.8 million as of December 31, 2018 and 2017, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

13

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Inception Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2018 and 2017:

●	$79.7 million and $24.7 million of non-cash investment exchanges as of December 31, 2018 and 2017, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

14

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

15

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2017 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$51,096	$1,635	$(195)	$52,536
All other governments	85,583	7,863	(15)	93,431
States, territories and possessions	40,279	4,372	—	44,651
Political subdivisions of states, territories
and possessions	76,767	6,212	(317)	82,662
Special revenue	405,636	36,097	(781)	440,952
Industrial and miscellaneous (unaffiliated)	4,808,975	301,016	(25,367)	5,084,624
Parent, subsidiaries and affiliates	13,331	1,121	(348)	14,104
Hybrid securities	159,833	2,742	(3,492)	159,083
Mortgage-backed and asset-backed securities	1,776,289	37,353	(7,093)	1,806,549
Total bonds	$7,417,789	$398,411	$(37,608)	$7,778,592

Preferred stock	$124,890	$5,671	$—	$130,561
Common stock	$49,416	$—	$—	$49,416

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2018 and 2017.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parent, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

16

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The Company reported $19.6 million and $12.4 million of gross unrealized gains and $2.0 million and $3.2 million of gross unrealized losses related to common stock for the periods ended December 31, 2018 and 2017, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $2.5 million with unrealized losses of $1.5 million.

At December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $10.7 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2017 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$2,962	$(41)	$4,522	$(154)	$7,484	$(195)
All other governments	1,985	(15)	1,000	—	2,985	(15)
States, territories and possessions	—	—	—	—	—	—
Political subdivisions	2,465	(14)	5,944	(303)	8,409	(317)
Special revenue	13,148	(49)	15,927	(732)	29,075	(781)
Industrial and miscellaneous (unaffiliated)	239,872	(8,422)	198,295	(16,945)	438,167	(25,367)
Parents, subsidiaries and affiliates	6,288	(348)	—	—	6,288	(348)
Hybrid securities	50,561	(830)	32,138	(2,662)	82,699	(3,492)
Mortgage-backed and asset-backed securities	397,801	(2,882)	205,274	(4,211)	603,075	(7,093)
Total bonds	$715,082	$(12,601)	$463,100	$(25,007)	$1,178,182	$(37,608)
Number of positions at unrealized loss		260		143		403

Preferred stock	$—	$—	$—	$—	$—	$—

For the period ended December 31, 2017, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.4 million. The Company had $9.6 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $2.8 million.

For the period ended December 31, 2017, there are 26 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $8.8 million.

17

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2017, available-for-sale securities in an unrealized loss position for over 12 months consisted of 143 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2018 by maturity are shown below.

	Carrying	Fair
	Value	Value
	(in thousands)
Due in one year or less.	$344,026	$348,271
Due after one year through five years	1,421,544	1,438,389
Due after five years through ten years	2,602,359	2,559,455
Due after ten years	2,845,011	2,828,593
Total	$7,212,940	$7,174,708

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $7.4 million and $24.0 million as of December 31, 2018 and 2017, respectively. OTTIs were $11.4 million and $16.2 million in 2018 and 2017, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2018, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

18

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2018	2017
	(in thousands)
Real estate	$30,232	$30,916
Total real estate	$30,232	$30,916

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2018 and 2017, the Company had $268.7 million and $90.9 million, respectively, in mortgage loans. The allowance for loans at December 31, 2018 was $0.5 million. There was no allowance for loan losses at December 31, 2017.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2018	2017
	(in millions)
Industrial	$13.5	$13.8
Multifamily	53.9	29.7
Office	58.4	15.8
Retail	58.4	20.4
Self-storage	11.0	11.2
Warehouse	53.2	—
Other	20.8	—
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2018	2017
	(in millions)
East North Central	$37.1	$15.1
Middle Atlantic	10.2	—
Mountain	37.1	7.5
New England	3.2	—
Pacific	83.2	23.4
South Atlantic	51.4	34.4
West North Central	6.2	—
West South Central	40.8	10.5
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

19

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The Company held $84.9 million CM1 loans and $6.0 million CM2 loans as of December 31, 2017. All loans held at December 31, 2018 were issued during 2017 or 2018 and therefore have limited history. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2018 was 75%. As of December 31, 2018, all loans were current.

During 2018, the minimum and maximum lending rates for mortgage loans were 4.0% and 6.0% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2018.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2018	2017
	(in thousands)
Private equity	$265,511	$272,230
Mezzanine partnerships	148,320	163,503
Infrastructure funds	27,611	30,383
Hedge funds	6,980	7,775
Leverage leases	—	1,875
Mortgage and real estate	898	2,482
Direct equity	141,727	117,204
Credit funds	8,432	—
Other alternative assets	15,436	15,660
Total other invested assets	$614,915	$611,112

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $152.3 million and $206.6 million as of December 31, 2018 and 2017, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2018	2017
	(in thousands)
Swaps:
Notional amount	$75,000	$—
Fair value	$1,951	$—
Carrying value	$—	$—

20

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral pledged as collateral. Restricted assets were $8.0 million and $5.3 million as of December 31, 2018 and 2017, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $598.0 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made,5% of its admitted assets as shown by its last sworn statement to the superintendent. In 2018, the Company did not conduct business activity (borrowing) with the FHLB and did not pledge any assets to the FHLB. The Company owned $3.4 million of FHLB capital stock as of December 31, 2018, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
	Current	Prior	Current	Prior	Current	Prior
Investment	Year	Year	Year	Year	Year	Year
	(in thousands)
(1) Bonds - Amortized Cost	30	20	$13,676	$8,675	$13,205	$7,434
(2) Loan-backed and structured
securities - Amortized Cost	—	3	—	53	—	43
(3) Preferred Stock - Amortized Cost	—	—	—	—	—	—
(4) Preferred Stock - Fair Value	—	—	—	—	—	—
(5) Total (1+2+3+4)	30	23	$13,676	$8,728	$13,205	$7,477

21

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2018, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were Burlington Northern & Santa Fe, Wells Fargo Bank NA, AT&T Inc., Verizon Communications Inc. and Walgreens. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Bonds	$348,400	$358,172
Contract loans	175,413	175,797
Cash and short-term investments	588	2,004
Real estate, net of expenses	1,312	1,222
Preferred stock	7,496	9,078
Common stock	18	921
Mortgage loans	8,714	1,184
Other invested assets	59,449	87,261
Derivative instruments.	423	—
Miscellaneous income	1,968	1,422
Amortization of interest maintenance reserve ("IMR")	14,478	13,813
Less:
Interest expense	9,086	9,086
Other investment expenses	21,026	16,616
Net investment income	588,147	625,172

For the year ended December 31, 2018, the Company had 34 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $4.8 million.

22

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2018	2017	2018	2017
	(in thousands)
Bonds	$2,054	$29,056	$(1,252)	$822
Preferred stock	364	(454)	(2,474)	(184)
Common stock	(235)	1,820	8,413	1,449
Mortgage loans	(540)	—	—	—
Other invested assets	(63)	(1,660)	26,851	(1,290)
Derivative instruments	—	(4,108)	—	3,173
Foreign exchange	(370)	(195)	(54)	264
Miscellaneous	(640)	(135)	—	—
	570	24,324	31,484	4,234
Income tax benefit (expense)	(1,562)	(18,071)	(6,612)	(1,482)
Net capital gains (losses)	$(992)	$6,253	$24,872	$2,752

Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0. Realized losses for 2017 include impairments of $16.2 million, including impairments on bonds of $10.1 million, common stock of $4.1 million, preferred stock of $0.4 million and other invested assets of $1.6 million.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Proceeds from sales	$1,454,353	$3,152,621
Gross gains on sales	21,989	115,961
Gross losses on sales	25,652	19,352

5. Investments in Affiliates

In 2018, The Company formed an investment subsidiary, Nassau 2018 CFO Fund, LLC. The Company uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of the subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2018 and 2017.

23

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2018	2017
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,532	$1,906
1941 CSO, 2.25% to 4.0%	100,855	112,278
1958 CSO, 2.0% to 6.0%	1,541,961	1,621,301
1980 CSO, <4.5% to 6.0%	2,964,819	3,070,302
1980 CSO Select, 4.5%.	38,718	39,383
1980 CSO, 3.5% to 4.5%	4,444,192	4,493,999
2001 CSO 4.0% to 4.25%	56,642	53,483
Various	18,384	23,794
Total life insurance	$9,167,103	$9,416,446

Annuities	218,710	229,399

Claim and loss liabilities:
Disability	31,496	34,829
Accident and health.	35,621	38,952
Total claim and loss liabilities	67,117	73,781
Subtotal	9,452,930	9,719,626
Supplementary contracts with life contingencies	83,999	83,665
All other	7,382	13,536
Total before reinsurance ceded	9,544,311	9,816,827
Less: Reinsurance ceded	352,591	365,817
Reserves for future policy benefits	$9,191,720	$9,451,010

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2018 and 2017 for which the net premium exceeded the gross premium was $0.8 billion and $0.9 billion, respectively. As of December 31, 2018 and 2017, the Company carried an associated premium deficiency reserve of $4.3 million and $5.1 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

24

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2018		2017
	(in thousands)	% of total	(in thousands)	% of total
Subject to discretionary withdrawal - with market value adjustment:
- with market value adjustment	$23,828	2%	$25,711	2%
- at book value less surrender charge of 5% or more	14	—%	—	—%
- at market value	295,527	28%	366,186	32%
Subtotal	319,369	30%	391,897	34%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	615,585	57%	624,573	54%
Not subject to discretionary withdrawal	137,334	13%	145,343	12%
Total annuity actuarial reserves and deposit fund liabilities	1,072,288	100%	1,161,813	100%
Less: Reinsurance ceded	9,547		9,819
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance	$1,062,741		$1,151,994

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $0.6 million and $2.4 million as of December 31, 2018 and 2017, respectively, and are included in accrued expenses and general liabilities.

Reinsurance agreements with affiliates

PHL has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $76.5 million and $75.5 million at December 31, 2018 and 2017, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce GEO corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company, and PHL will receive the economic risks and rewards related to the assumed business through MODCO adjustments. PHL, having the right of offset, has offset the MODCO asset and liability.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

25

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2018	2017
	(in thousands)
Direct premiums and annuity considerations	$367,246	$399,472
Reinsurance assumed - non-affiliate	8,848	9,072
Reinsurance assumed - affiliate	23,037	44,953
Reinsurance ceded - non-affiliate	(140,863)	(150,056)
Reinsurance ceded - affiliate	(6,292)	(6,830)
Net premiums and annuity considerations	$251,976	$296,611

Direct commission s and expense allowance.	$3,840	$4,444
Reinsurance assumed - non-affiliate	324	595
Reinsurance assumed - affiliate	1,634	2,467
Reinsurance ceded - non-affiliate	(5,791)	(6,327)
Reinsurance ceded - affiliate	(7,400)	(7,058)
Net commissions and expense allowance	$(7,393)	$(5,879)

Direct policy and contract claims incurred	$655,434	$610,978
Reinsurance assumed - non-affiliate	81,154	65,405
Reinsurance assumed - affiliate	14,551	3,616
Reinsurance ceded - non affiliate	(232,163)	(201,725)
Reinsurance ceded - affiliate	(59,329)	(51,194)
Net policy and contract claims incurred	$459,647	$427,080

Direct policy and contract claims payable.	$122,898	$117,623
Reinsurance assumed - non-affiliate	47,152	64,817
Reinsurance assumed - affiliate	163	276
Reinsurance ceded - non-affiliate	(33,387)	(25,449)
Net policy and contract claims payable	$136,826	$157,267

Direct life insurance in force	$28,458,804	$30,497,149
Reinsurance assumed	2,927,687	2,945,450
Reinsurance ceded	(13,360,421)	(14,202,841)
Net insurance in force	$18,026,070	$19,239,758

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $17.0 million and $17.5 million for the years ended December 31, 2018 and 2017, respectively.

26

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $21.7 million as of December 31, 2017. As of December 31, 2018, $4.1 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $19.1 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $1.4 million of unfavorable prior year development since December 31, 2017. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.3 million and $1.6 million in 2018 and 2017, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.8 million as of December 31, 2018, payable as follows: 2019 - $0.6 million; 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million and 2023 - $0.6 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2018 and 2017 was $76.9 million and $77.0 million, respectively. EDP accumulated depreciation as of December 31, 2018 and 2017 was $69.6 million and $66.0 million, respectively. Depreciation for the year ended December 31, 2018 and 2017 was $3.7 million and $4.6 million, respectively. EDP equipment and software are depreciated over 3 to 5 years, using straight-line and accelerated methods. Non-admitted EDP equipment totaled $7.3 million and $11.0 million as of December 31, 2018 and 2017, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2018 and 2017 was $6.5 million and $7.6 million, respectively. Accumulated depreciation as of December 31, 2018 and 2017 was $5.9 million and $6.8 million, respectively. Depreciation for the years ended December 31, 2018 and 2017 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.6 million and $0.8 million as of December 31, 2018 and 2017, respectively.

Depreciation or amortization periods are generally 7 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$—	$—
Ordinary renewal	68,799	68,807
Total	$68,799	$68,807

27

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2017 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$1	$1
Ordinary renewal	72,285	72,325
Total	$72,286	$72,326

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2018 and 2017, the Company separate account statement included legally insulated assets of $942.3 million and $1,121.2 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2018, the general account of the Company had a maximum guarantee for separate account liabilities of $3.3 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.6 million and $0.6 million for the years ended December 31, 2018 and 2017, respectively. The general account paid $0.6 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2018 and 2017, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $941.5 million and $1,120.1 million as of December 31, 2018 and 2017, respectively. Separate account premiums and other considerations received were $35.8 million and $37.9 million for the years ended December 31, 2018 and 2017, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $68.4 million and $83.1 million for the years ended December 31, 2018 and 2017, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

28

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2018	2017
	(in thousands)
Transfers to separate accounts	$35,799	$37,928
Transfers from separate accounts	(95,775)	(107,314)
Other	—	26
Net transfers from separate account	(59,976)	(69,360)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(59,976)	$(69,360)

12. Federal Income Taxes

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (“the Act”), which established new laws including, but not limited to, reduction in the federal income tax rate for corporations from 35% to 21%. In 2017, the Company was required to recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period the tax rate change was enacted. Accordingly, the enacted reduction in the U.S. Federal corporate income tax rate resulted in a one-time charge of approximately $71 million for the year ended December 31, 2017. For the year ended December 31, 2018, residual rate reduction adjustments of approximately $2 million were recorded, which were attributable to provision-to-return adjustments related to 2017.

For Statutory accounting purposes, the NAIC adopted INT 18-01, which generally adopted the guidance put forth by the SEC in Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”). SAB 118 directed taxpayers to consider the impact of the U.S. legislation as “provisional” when it did not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. In accordance with SAB 118 and INT 18-01, the Company recorded provisional estimates in its 2017 financial statements associated with tax reserves and the Alternative Minimum Tax Credit (“AMT”), which represented its best estimate based on interpretation of the U.S. legislation at the time. During 2018, the Company subsequently accumulated refined data to finalize the underlying calculations, and the U.S Treasury issued further guidance on the application of certain provisions of the legislation.

As a result, in accordance with SAB 118 and INT-18-01, the adjustment of $127 million to tax reserves as of December 31, 2017 and the reclassification of available refundable AMT credits to current taxes receivable of $2 million pursuant to recently issued guidance is considered final and represents updates to the provisional estimated recorded in 2017.

The Act also provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company believes any BEAT liability is not material for the year ended December 31, 2018.

29

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2018			December 31, 2017			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$138,182	$6,800	$144,982	$122,613	$7,414	$130,027	$15,569	$(614)	$14,955
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	138,182	6,800	144,982	122,613	7,414	130,027	15,569	(614)	14,955
Less: Deferred tax assets non-admitted	23,269	6,800	30,069	44,042	7,414	51,456	(20,773)	(614)	(21,387)
Subtotal net admitted deferred tax assets	114,913	—	114,913	78,571	—	78,571	36,342	—	36,342
Less: Deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Net deferred tax assets	$57,337	$—	$57,337	$58,828	$—	$58,828	$(1,491)	$—	$(1,491)

	December 31, 2018			December 31, 2017				Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	57,337	—	57,337	58,828	—	58,828	(1,491)	—	(1,491)
1) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	57,337	—	57,337	61,912	—	61,912	(4,575)	—	(4,575)
2) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	68,636	XXX	XXX	58,828	XXX	XXX	9,808
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Deferred tax assets admitted as the result of application of SSAP 101	$114,913	$—	$114,913	$78,571	$—	$78,571	$36,342	$—	$36,342

	2018	2017
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	821%	862%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$672,811	$611,888

	December 31, 2018		December 31, 2017		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$138,182	$6,800	$122,613	$7,414	$15,569	$(614)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$114,913	$—	$78,571	$—	$36,342	$—
% of total net admitted adjusted gross DTAs	—%	—%	—%	—%	—%	—%

Management believes the Company will be able to utilize the DTA in the future without any tax planning strategies.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

30

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2018 and 2017 were as follows:

	2018	2017	Change
	(in thousands)
Current income tax:
Federal	$(1,473)	$14,244	$(15,717)
Foreign	—	—	—
Subtotal	(1,473)	14,244	(15,717)
Federal income tax on net capital gains	1,562	18,072	(16,510)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$89	$32,316	$(32,227)

Deferred tax assets:
Ordinary
Future policyholder benefits	$45,672	$20,138	$25,534
Investments	27,735	31,476	(3,741)
Deferred acquisition costs	29,010	31,552	(2,542)
Policyholder dividends accrual	24,448	24,696	(248)
Fixed assets	—	2,646	(2,646)
Compensation and benefits accrual	3,901	2,382	1,519
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	2,272	4,543	(2,271)
Other (including items <5% of total ordinary tax assets)	5,144	5,180	(36)
Subtotal	138,182	122,613	15,569
Non-admitted	23,269	44,042	(20,773)
Admitted ordinary deferred tax assets	$114,913	$78,571	$36,342

Capital:
Investments	$4,782	$4,912	$(130)
Net capital loss carryforward	—	—	—
Other (including items <5% of total capital tax assets)	2,018	2,502	(484)
Subtotal	6,800	7,414	(614)
Non-admitted	6,800	7,414	(614)
Admitted capital deferred tax assets	—	—	—
Admitted deferred tax assets	$114,913	$78,571	$36,342

Deferred tax liabilities:
Ordinary
Investments	$25,125	$19,743	$5,382
Fixed assets	1,050	—	1,050
Policyholder reserves	25,857	—	25,857
Other (including items <5% of total ordinary tax liabilities)	5,544	—	5,544
Subtotal	57,576	19,743	37,833

Capital:
Investments	—	—	—
Deferred tax liabilities	57,576	19,743	37,833
Net admitted deferred tax assets (liabilities)	$57,337	$58,828	$(1,491)

31

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

	December 31, 2017
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$100,702	$35,246	35.0%
Interest maintenance reserve	52,977	18,542	18.4%
Dividends received deduction	(8,013)	(2,805)	(2.8%)
Return to provision	(402)	(141)	(0.1%)
Change in non-admitted assets	10,826	3,789	3.8%
Rate change	201,411	70,494	70.0%
Other, including prior year true-up	(1,189)	(416)	(0.4%)
Total statutory income tax	$356,312	$124,709	123.8%

Federal income taxes incurred		$4,205	4.2%
Tax on capital gains/(losses)		18,071	17.9%
Prior year overaccrual/(underaccrual)		10,039	10.0%
Change in net deferred income tax expense/(benefit)		92,394	91.7%
Total statutory income tax		$124,709	123.8%

32

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2018	2017
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	2,272	4,543

The alternative minimum tax credit carryforwards do not expire.

The Company has no income tax expense for 2016, 2017 and 2018 that are available for recoupment in the event of future net losses.

Deposits admitted under IRC 6603

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (“IRS”) Code as of December 31, 2018.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2018, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The following companies, except as noted, were included in the consolidated federal income tax return for 2017 and all or part of 2018:

The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
PHL Variable Insurance Company
Nassau Life and Annuity Company
Phoenix Founders, Inc.
1851 Securities, Inc.
American Phoenix Life and Reassurance Company -- Sold in 2017

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $88.1 million and $138.5 million for the years ended December 31, 2018 and 2017, respectively. The amounts payable to NCNY were $6.2 million and $1.2 million as of December 31, 2018 and 2017, respectively.

33

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $3.7 million and $4.8 million for the years ended December 31, 2018 and 2017, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2018 and 2017.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $54.0 million and $49.3 million for the years ended December 31, 2018 and 2017, respectively. Commissions paid by the Company on behalf of NLA were $0.3 million for the year ended December 31, 2018. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively. The Company had amounts receivable from PHL of $3.0 million as of December 31, 2017.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.5 million and $16.4 million as of December 31, 2018 and 2017, respectively. Amounts receivable from NAMCO were $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

The Company has investments in various classes of notes of Nassau 2017-I Ltd., Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd. and Nassau 2019-I Ltd. Warehouse (the “Nassau CLOs”) totaling $52.1 million par with a fair value of $48.0 million and $13.3 million par with a fair value of $13.1 million at December 31, 2018 and 2017, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $16.2 million and $15.3 million as of December 31, 2018 and 2017, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0.1 million and $0.6 million as of December 31, 2018 and 2017, respectively. The Company did not charge for these services.

The Company had other transactions with amounts due from PHL of $2.0 million as of December 31, 2018.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2018, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

34

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

35

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements and Disclosures. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation. Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock [1]	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015
____________________
[1]	Includes $3,412 thousand Class A Membership FHLB common stock.

36

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2017 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2017
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$—	$1,434	$1,434
Preferred stock	—	—	8,142	8,142
Common stock	304	—	49,112	49,416
Subtotal	304	—	58,688	58,992

Separate account assets	1,112,832	8,403	—	1,121,235
Total assets at fair value	$1,113,136	$8,403	$58,688	$1,180,227

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2018	2017
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$58,688	$65,144
Purchases	4,957	3,373
Sales	(4,970)	(8,440)
Settlements.	(107)	(4)
Transfers into Level 3	19,960	12,689
Transfers out of Level 3	(9,728)	(10,669)
Realized gains (losses)	(1,661)	(1,684)
Unrealized gains (losses)	2,958	(1,721)
Balance, end of period	$70,097	$58,688

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2018 and 2017 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2018 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2017 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2018 and 2017.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

37

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2017 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,778,592	$7,417,789	$—	$5,070,949	$2,707,643	$—
Preferred stock	130,561	124,890	—	78,662	51,899	—
Common stock	49,416	49,416	304	—	49,112	—
Mortgage loans	90,939	90,939	—	—	90,939	—
Surplus debentures & capcos	15,757	13,809	—	3,704	12,053	—
Cash, cash equivalents & short terms	356,007	356,007	211,350	144,657	—	—
Separate account assets	1,121,235	1,121,235	1,112,832	8,403	—	—
Total financial instruments	$9,542,507	$9,174,085	$1,324,486	$5,306,375	$2,911,646	$—

As of December 31, 2017, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2018 and 2017, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

38

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2018 and 2017 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2018, the remaining commitments total $8.9 million.

39

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

On January 5, 2015, the Company committed to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. These purchases were expected to be made over 24 months. On November 21, 2016, the agreement was amended to extend the purchase period to 36 months. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2018, $36.3 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2018, the Company had unfunded commitments of $152.3 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2018, the Company had open commitments of $43.5 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2018 and 2017, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2018	2017	2018	2017
	(in thousands)
Swaps	$75,000	$—	$—	$—
Total	$75,000	$—	$—	$—
____________________

*	Notional amount

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2018, the Company had posted $0.8 million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

40

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2018 and 2017 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2018 and through April 29, 2019, the date of issuance of these financial statements. There were no events occurring subsequent to the end of the year that merited recognition or disclosure in these financial statements.

41

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585
____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

42

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2017	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$95,812	$98,317	$95,812
States, municipalities and political subdivisions	930,083	975,699	930,083
Foreign governments	85,583	93,431	85,583
All other corporate bonds [1]	6,292,980	6,597,042	6,306,311
Total fixed maturities	7,404,458	7,764,489	7,417,789
Equity securities:
Common stock:
Industrial, miscellaneous and all other	49,416	49,416	49,416
Nonredeemable preferred stock	124,890	130,561	124,890
Total equity securities	174,306	179,977	174,306
Mortgage loans	90,939	90,939	90,939
Real estate, at depreciated cost	30,916	XXX	30,916
Contract loans	2,337,222	XXX	2,337,222
Other invested assets [2]	611,662	613,610	611,112
Cash and short-term investments	356,007	356,007	356,007
Receivables for securities	6,999	XXX	6,999
Total cash and invested assets	$11,012,509		$11,025,290
____________________

[1]	Amortized cost and fair value amounts exclude $13,331 and $14,103, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $550 of non-admitted other invested assets.

See accompanying independent auditors’ report.

43

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2018 and 2017

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2018:
Insurance Segment	$9,772,208	$136,826	251,976	$588,147	$423,210	$95,242

2017:
Insurance Segment	$10,038,205	$157,267	$296,611	$625,172	$468,514	$167,194

See accompanying independent auditors’ report.

44

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2018 and 2017

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2018	$28,458,804	$13,360,421	$2,927,687	$18,026,070	16%
2017	30,497,149	14,202,841	2,945,450	19,239,758	15%

Life insurance premiums:
2018	$367,246	$147,155	$31,885	$251,976	13%
2017	399,472	156,886	54,025	296,611	18%

See accompanying independent auditors’ report.

45

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

INDIVIDUAL VARIABLE ANNUITY CONTRACTS

OFFERED BY

FORESTERS LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated May 1, 2020

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectus for the First Choice Bonus Annuity contract funded by First Investors Life Variable Annuity Fund D (“Separate Account D” or the “Separate Account”), which may be obtained at no cost by writing to Foresters Life Insurance and Annuity Company, Raritan Plaza 1, Edison, New Jersey 08837, or by telephoning (800) 832-7783 or by visiting our website at www.foresters.com. Separate Account D currently funds an individual flexible premium variable deferred annuity contract with bonus payments called “First Choice Bonus Annuity” with prospectus dated May 1, 2020.

Unless otherwise noted, the terms in this SAI have the same meaning as in the prospectuses.

1

GENERAL DESCRIPTION

Foresters Life Insurance and Annuity Company. Foresters Life Insurance and Annuity Company, 40 Wall Street, New York, New York 10005 (“FLIAC”), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance and annuities. Foresters Financial Holding Company, Inc. (“FFHC”), a holding company, owns all of the outstanding stock of FLIAC. The Independent Order of Foresters (“Foresters”) controls FFHC and, therefore, FLIAC. Foresters is a Canadian fraternal benefit society with operations in Canada, the United States and the United Kingdom and its principal business address is 789 Don Mills Road, Toronto, Canada M3C 1T9.

The following chart provides information about the Officers and Directors of FLIAC.

Name	FLIAC Office	Principal Occupation for Last Five Years
Matt Berman	President and Director	Matt was appointed President of FLIAC in 2019. Prior to his appointment, Matt has been the Chief Distribution Officer for the Foresters Life and Annuity sales across the United States and Canada since May 2018.
James R. Boyle	Director	James (Jim) Boyle was appointed CEO of the Independent Order of Foresters since 2018; Director and formerly President of FLIAC since 2018. President and CEO of John Hancock 2008 - 2012.
Francis X. Gannon	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer FLIAC, FFS, FIS and FFHC since 2013; Chief Financial Officer FIMCO since 2013; Chief Financial Officer Foresters Advisory Services, LLC since 2013; Principal FX Capital LLC 2009-2013; Corporate Comptroller AlliedBarton 2010-2011; and Director Jefferson Wells International 2008-2009.
Jason Helbraun	Assistant Vice President	Assistant Vice President FLIAC since 2006.
Mehul N. Kapadia	Chief Information Officer	Chief Information Officer since 2016, Vice President, IT Business Transformation through 2016. Vice President – Systems & Operations, Individual Life Liberty Mutual Insurance, Dover, NH. 2013 – 2015; Business Program Manager – Life Works, Individual Life 2011– 2013.
Michael Lombardi	Director	Director FLIAC since 2019.
Martha E. Marcon	Director	Director FLIAC since 2011; Director Independent Order of Foresters since 2009; Director Mercury General Corp. 2008-present; and Director NIA Group 2006-present.
J. Steven McDonald	International Finance Officer	Vice President and International Financial Officer, The Independent Order of Foresters 1997 - present; Assistant Treasurer, The Independent Order of Foresters, 1995 - 1997; Senior Audit Manager at KPMG 1985-1995.
E. Blake Moore, Jr.	Director	President and Director FIMCO since 2018; President and Director FFHC since 2018; Director FLIAC since 2018; Director FFS since 2018; Chairman and President FFS since 2018; Director FIS since 2018, Chairman since 2018; Board Manager of FAS since 2018, President since 2018. UBS Asset Management, New York, NY 2015- 2017; MD, Head of Americas (through 2016) Mackenzie Investments, Toronto, ON, Canada 2011-2014.

2

David Schimmel	Vice President	Vice President since 2011 and Assistant Vice President 2006-2011 of FLIAC.
John Shey	Assistant Vice President	Assistant Vice President FLIAC since 2006.
Greg Walter	Senior Vice President, Insurance Operations	Senior Vice President, Insurance Operations of FLIAC since 2019; Senior Vice President, Foresters Investor Services, Inc. (FIS), Transfer Agency Operations since 2013. Consultant to FIS (2012). Prior to joining Foresters, Mr. Walter spent twenty-five years with AllianceBernstein L.P. as Senior Vice President, Head of Non-U.S. Transfer Agent Operations and preceded by Vice President, Director of U.S. Transfer Agency Operations.
Wendy Watson	Director	Director FLIAC since 2019; Director EMPath - Economical Mobility Pathways since 2018; Director MD Private Trust since 2014; Director Community Service Committee Children’s Hospital Boston since 2011; Director Citizens Financial Group since 2010.
Shelley L. Wilson	Secretary	Secretary of FLIAC since 2019
René Zanin	Director	Global Chief Legal Officer, Chief Compliance Officer and Corporate Secretary (2018) of the Independent Order of Foresters 2015 to present; served as General Counsel for Toshiba of Canada Limited 2008 – 2014.

On April 9, 2019, Foresters announced that it had entered into the two definitive purchase agreements related to the sale of its U.S. asset management businesses. As described below, each of these transactions closed in 2019.

Foresters Investment Management Company, Inc. (“FIMCO”) entered into an Asset Purchase Agreement with Macquarie Management Holdings, Inc. (“Macquarie”) whereby Macquarie purchased FIMCO’s assets related to the mutual fund management business, including the First Investors Life Series funds. At the completion of the transaction, each series of the First Investors Life Series was reorganized into a substantially similar Delaware VIP Fund managed by Delaware Management Company, a subsidiary of Macquarie. The transaction was closed on October 4, 2019

Foresters Financial Services, Inc. (“FFS”) and Foresters Advisory Services, LLC (“FAS”), an investment advisory affiliate of, FFS entered into an Asset Purchase Agreement with Cetera Financial Group, Inc. (“Cetera”), whereby Cetera purchased FFS’ retail brokerage business and FAS’ retail advisory business. The transaction was closed on June 20, 2019.

FFHC was formerly the owner of all of the common stock of FIMCO, FLIAC, FFS, and Foresters Investor Services, Inc. (“FIS”) and membership interests in FAS. Pursuant to a corporate reorganization, effective March 30, 2020, FFHC is solely the owner of FLIAC, and FIMCO is the owner of FFS, FAS and FIS.

On October 17, 2019, the Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, at its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life.

3

Separate Account Assets. Separate Account D was established on April 8, 1997 under the provisions of the New York Insurance Law. Separate Account D’s assets are segregated from the assets of FLIAC, and that portion of Separate Account D’s assets having a value equal to, or approximately equal to, the reserves and contract liabilities under the Contracts are not chargeable with liabilities arising out of any other business of FLIAC. Separate Account D is registered with the Securities and Exchange Commission (“Commission”) as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), but such registration does not involve any supervision by the Commission of the management or investment practices or policies of the Separate Account.

SERVICES

Custodian. FLIAC, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account D. FLIAC maintains the records and accounts for Separate Account D.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, NY 10154, is the independent registered public accounting firm for Separate Account D and FLIAC.

Underwriter. FLIAC and Separate Account D have entered into an Underwriting Agreement with FFS. FFS, an affiliate of FLIAC, has its principal business address at 40 Wall Street, New York, New York 10005. FFS is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority. For the fiscal years ended December 31, 2017, 2018 and 2019 FFS received underwriting commissions with respect to Separate Account D of $497,549, $1,071,428 and $733,317 respectively, in connection with the distribution of Separate Account D contracts in a continuous offering.

Upon the closing of the transaction with Nassau Life, FLIAC expects to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Contracts. 1851, an affiliate of Nassau Life, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. 1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056.

FLIAC anticipates continuing to offer new First Choice Bonus Annuity contracts, but reserves the right to discontinue those offerings.

The Contracts are sold by insurance agents licensed to sell variable annuities, who are registered representatives of broker-dealers who have selling agreements with the Underwriter.

VALUATION

Value of an Accumulation Unit. For each Subaccount of Separate Account D, the value of an Accumulation Unit initially was set arbitrarily at $10.00. The value of an Accumulation Unit for any subsequent Valuation Period is determined by multiplying the value of an Accumulation Unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Accumulation Unit Value is being calculated (see Appendix I, Example B). The investment performance of each Fund, and expenses and deductions of certain charges, affect the Accumulation Unit Value. The value of an Accumulation Unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.

4

Net Investment Factor. The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:

(1) the net asset value per share of the applicable Fund determined at the end of the current Valuation Period, plus

(2) the per share amount of any dividend or capital gains distributions made by the applicable Fund if the “ex-dividend” date occurs during the current Valuation Period.

(b)	is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

(c)	is a factor representing the charges deducted for mortality and expense risks. For Separate Account D, such factor is equal on an annual basis to 1.40% of the daily net asset value of the applicable Subaccount.

The Net Investment Factor may be greater or less than one, and therefore, the value of an Accumulation Unit for any Subaccount may increase or decrease. (For an illustration of this calculation, see Appendix I, Example A.)

Value of Amounts Allocated to the Fixed Account. The First Choice Bonus Annuity contract also allows Contractowners to allocate value to the Fixed Account. The Accumulation Value thus consists of the Subaccount Accumulation Value in each Subaccount to which a Contractowner allocates value, which is based on the Accumulation Unit values described above, and the Fixed Account Accumulation Value. The Fixed Account Accumulation Value at any time is equal to the amount determined as described in the First Choice Bonus Annuity prospectus under the heading “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Fixed Account Accumulation Value.”

Value of an Annuity Unit. For each Subaccount of Separate Account D, the value of an Annuity Unit initially was set arbitrarily at $10.00. The value of an Annuity Unit for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to offset the effect of an investment earnings rate of 3.0% per annum (or a different rate chosen by a Contractowner), which is assumed in the Annuity Tables contained in the Contracts. (For an illustration of this calculation, see Appendix II , Example A.)

Amount of Annuity Payments. When annuity payments are to commence, the Accumulation Value to be applied to a variable annuity option will be determined by multiplying the value of an Accumulation Unit for the Valuation Date on or immediately preceding the seventh day before the Maturity Date by the number of Accumulation Units owned. This seven-day period is used to permit calculation of amounts of annuity payments and mailing of checks in advance of the due date. At that time any applicable premium taxes not previously deducted may be deducted from the Accumulation Value to determine the net Accumulation Value. The net amount to be applied to an Annuity Option, the Net Accumulation Value, consists of the amounts derived from the Accumulation Units, as described above, as well as the Fixed Account Accumulation Value. The resultant value is then applied to the Annuity Tables set forth in the Contract to determine the amount of the first monthly annuity payment. The Contract contains Annuity Tables setting forth the amount of the first monthly installment for each $1,000 of Accumulation Value applied. These Annuity Tables vary according to the Annuity Option selected by the Contractowner and according to the sex and adjusted age of the Annuitant and any Joint Annuitant at the Annuity Commencement Date. The Contracts contain a formula for determining the adjusted age. The Annuity Tables are determined from the A2000 Individual Annuitant Mortality Table Age Last Birthday and an Assumed Investment Return of 3.00% or a different rate chosen by the Contractowner and the adjusted age is the age of the annuitant minus one year for each completed 10-year period measured from the year 2000 to the date of Annuity Payment Option commencement. Annuity Tables used by other insurers may provide greater or less benefits to the Annuitant.

5

The dollar amount of the first monthly Variable Payment, based on the Subaccount determined as above, is divided by the value of an Annuity Unit for the Subaccount for the Valuation Date on or immediately preceding the seventh day before the Annuity Commencement Date to establish the number of Annuity Units representing each monthly payment under the Subaccount. This seven-day period is used to permit calculation of amounts of annuity payments and mailing of checks in advance of the due date. This number of Annuity Units remains fixed for all variable annuity payments. The dollar amount of the second and subsequent variable annuity payments is determined by multiplying the fixed number of Annuity Units for the Subaccount by the applicable value of an Annuity Unit Value for the Valuation Date on or immediately preceding the seventh day before the due date of the payment. The value of an Annuity Unit will vary with the investment performance of the corresponding Fund, and, therefore, the dollar amount of the second and subsequent variable annuity payments may change from month to month. (For an illustration of the calculation of the first and subsequent Variable Payments, see Appendix II, Examples B, C and D.)

A fixed annuity provides annuity payments which remain fixed as to dollar amount throughout the payment period and is based on an assumed interest rate of 2.5% per year built into the Annuity Tables in the Contract.

OTHER INFORMATION

Time of Payments. All payments due under the Contracts will ordinarily be made within seven days of the payment due date or within seven days after the date of receipt of a request for partial surrender or termination. However, FLIAC reserves the right to suspend or postpone the date of any payment due under the Contracts (1) for any period during which the New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings) or during which trading on the NYSE, as determined by the Commission, is restricted; (2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held by the Fund is not reasonably practical or it is not reasonably practical to determine the value of the Fund’s net assets; or (3) for such other periods as the Commission may by order permit for the protection of security holders or as may be permitted under the 1940 Act.

In addition, FLIAC may defer for up to six months the payment of any full or partial surrender of amounts allocated to the Fixed Account.

Reports to Contractowners. FLIAC will mail to each Contractowner at the last known address of record, at least annually, a report containing such information as may be required by any applicable law or regulation and a statement of the Accumulation Units credited to the Contract for each Subaccount and the Accumulation Unit Values. In addition, latest available reports of the Life Series Funds will be mailed to each Contractowner.

Assignment. Any amounts payable under the Contracts may not be commuted, alienated, assigned or otherwise encumbered before they are due. To the extent permitted by law, no such payments shall be subject in any way to any legal process to subject them to payment of any claims against any Annuitant, Joint Annuitant or Beneficiary. The Contracts may be assigned. No assignment of a Contract shall be binding on FLIAC unless such assignment is in writing and is filed with FLIAC at its home office.

6

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Contractowners under the variable portion of the Contracts will be affected solely by the investment results of the Subaccounts. The financial statements of FLIAC as contained herein should be considered only as bearing upon FLIAC’s ability to meet its obligations to Contractowners under the Contracts, and they should not be considered as bearing on the investment performance of the Subaccounts.

7

APPENDICES

APPENDIX I

EXAMPLE A
Formula and Illustration for Determining the
Net Investment Factor of a Subaccount
of Separate Account D

Net Investment Factor =	A + B	- D
C

Where:

	A = The Net Asset Value of a Fund share as of the end of the current Valuation Period.
	Assume		=	$8.51000000
	B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period.
	Assume		=	0
	C = The Net Asset Value of a Fund share as of the end of the immediately preceding Valuation Period.
	Assume		=	$8.39000000
	D = The daily deduction for mortality and expense risks and administration, which totals 1.4% on an annual basis.
	On a daily basis		=	.00003836

Then, the Net Investment Factor =	8.51000000 + 0	-.00003836	=	1.01426438
	8.39000000

EXAMPLE B
Formula and Illustration for Determining
Accumulation Unit Value of a Subaccount
of Separate Account D

Accumulation Unit Value = A x B
Where:

A = The Accumulation Unit Value for the immediately preceding Valuation Period.
Assume	=	$1.46328760
B = The Net Investment Factor for the current Valuation Period.
Assume	=	1.01426438
Then, the Accumulation Unit Value = $1.46328760 x 1.01426438	=	1.48416049

8

APPENDIX II

EXAMPLE A

Formula and Illustration for Determining
Annuity Unit Value of
Separate Account D

Annuity Unit Value = A x B x C

Where:

A = Annuity Unit Value of the immediately preceding Valuation Period.
Assume	=	$1.10071211

B = Net Investment Factor for the Valuation Period for which the Annuity Unit is being calculated.
Assume	=	1.00083530

C = A factor to neutralize the assumed interest rate of 3.0% built into the Annuity Tables used.
Daily factor equals	=	0.99991902

Then, the Annuity Value is:

$1.10071211 x 1.00083530 x .99991902 = $1.10154232

EXAMPLE B

Formula and Illustration for Determining
Amount of First Monthly Variable Annuity Payment from
Separate Account D

First Monthly Variable Annuity Payment =	A	x B
$1,000

Where:

A = The Net Accumulated Value allocated to Separate Account C for the Business Day on or immediately preceding the seventh day before the Annuity Commencement Date.
Assume	=	$20,000.00

B = The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the Annuitant according to the Annuity Tables contained in the Contract.
Assume	=	$6.40

Then, the first Monthly Variable Payment =	$20,000	x $6.40 = $128.00
$1,000

9

EXAMPLE C

Formula and Illustration for Determining
the Number of Annuity Units for Separate Account D
Represented by Each Monthly Variable Annuity Payment

Number of Annuity Units =	A
B

Where:
A = The dollar amount of the first monthly Variable Annuity Payment.
Assume	=	$128.00

B = The Annuity Unit Value for the Business Day on or immediately preceding the seventh day before the Annuity Commencement Date.
Assume	=	$1.09763000

Then, the number of Annuity Units =	$128.00	=116.61488844
$1.09763000

EXAMPLE D

Formula and Illustration for Determining
the Amount of Second and Subsequent Monthly Variable
Annuity Payments From Separate Account D

Second Monthly Variable Annuity Payment = A x B

Where:

A = The Number of Annuity Units represented by each monthly Variable Annuity Payment.
Assume	=	116.61488844

B = The Annuity Unit Value for the Business Day on or immediately preceding the seventh day before the date on which the second (or subsequent) Variable Annuity Payment is due.
Assume	=	$1.11834234

Then, the second monthly Variable Annuity Payment = 116.61488844 x $1.11834234 = $130.42

The above example was based upon the assumption of an increase in the Annuity Unit Value since the initial Variable Annuity Payment due to favorable investment results of the Separate Account and the Fund. If the investment results were less favorable, a decrease in the Annuity Unit Value and in the second monthly Variable Annuity Payment could result. Assume B above was $1.08103230.

Then, the second monthly Variable Annuity Payment = 116.61488844 x $1.08103230 = $126.06

10

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Financial Statements

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Foresters Life Insurance and
Annuity Company and Contract Owners of First Investors Life
Variable Annuity Fund D:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of the sub-accounts listed in the Appendix that comprise the First Investors Life Variable Annuity Fund D (the Separate Account) as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for the years or periods listed in the Appendix, and the related notes including the financial highlights in Note 6 (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each sub-account as of December 31, 2019, the results of its operations for the year then ended, the changes in its net assets for the years or periods listed in the Appendix, and the financial highlights for each of the years or periods indicated in Note 6, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the transfer agent of the underlying mutual funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the auditor of one or more of Foresters Life Insurance and Annuity Company’s separate accounts since 2011.

New York, New York
April 1, 2020

1

Appendix

Statement of assets and liabilities as of December 31, 2019, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the years in the two-year period then ended.

Government Cash Management
Fund for Income
Growth & Income
Special Situations
International
Growth Equity
Investment Grade
Limited Duration Bond
Opportunity
Total Return
Covered Call Strategy
Equity Income

Statement of changes in net assets for the period from January 1, 2018 to December 14, 2018 (closure).

Government
Balanced Income

Statement of changes in net assets for the period from January 1, 2018 to August 17, 2018 (closure).

Real Estate

2

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statement of Assets and Liabilities
December 31, 2019

	Government
	Cash	Fund for	Growth &	Special		Growth
	Management	Income	Income	Situations	International	Equity
Assets:
Investments at net asset value (note 3):
Number of shares	2,520,100	3,579,760	1,355,169	746,574	877,311	1,233,156
Cost	$2,520,100	$23,238,110	$49,003,972	$22,481,899	$17,934,053	$16,338,712
First Investors Life Series Fund	$2,520,100	$22,767,272	$58,407,792	$24,047,154	$21,932,786	$20,384,074

Liabilities:
Payable to Foresters Life Insurance
and Annuity Company	2,944	26,584	67,498	27,742	25,534	23,692
Net assets	2,517,156	22,740,688	58,340,294	24,019,412	21,907,252	20,360,382
Net assets represented by
contracts in accumulation period	$2,517,156	$22,740,688	$58,340,294	$24,019,412	$21,907,252	$20,360,382

Outstanding Units:
	229,698	1,019,234	1,616,531	825,964	837,964	1,035,838

Unit Value:
	$10.870	$22.306	$36.075	$29.075	$26.133	$19.653

3	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statement of Assets and Liabilities
December 31, 2019

	Investment	Limited Duration			Covered Call	Equity
	Grade	Bond	Opportunity	Total Return	Strategy	Income
Assets:
Investments at net asset value (note 3):
Number of shares	1,548,852	986,957	1,099,762	1,858,460	485,553	1,313,884
Cost	$16,625,229	$9,274,826	$16,441,459	$22,552,288	$5,330,489	$23,030,480
First Investors Life Series Fund	$17,068,352	$9,534,006	$21,445,350	$26,557,390	$6,045,139	$29,391,576

Liabilities:
Payable to Foresters Life Insurance
and Annuity Company	19,913	11,101	25,028	30,798	7,054	34,068
Net assets	17,048,439	9,522,905	21,420,322	26,526,592	6,038,085	29,357,508
Net assets represented by
contracts in accumulation period	$17,048,439	$9,522,905	$21,420,322	$26,526,592	$6,038,085	$29,357,508

Outstanding Units:
	754,400	1,001,679	1,128,729	1,847,157	497,662	966,561

Unit Value:
	$22.589	$9.495	$18.978	$14.358	$12.137	$30.358

See accompanying notes to financial statements

4

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statement of Operations
Year ended December 31, 2019

	Government
	Cash	Fund for	Growth &	Special		Growth
	Management	Income	Income	Situations	International	Equity
Investment income:
Income:
Dividends	$42,549	$1,175,169	$943,832	$168,719	$169,227	$56,911

Expenses:
Mortality and expense risks (note 5)	43,451	316,639	818,626	335,018	304,283	262,973
Administrative charges (note 5)	1,737	6,596	23,433	8,646	6,968	5,301
Total expenses	45,188	323,235	842,059	343,664	311,251	268,274
Net investment income (loss)	(2,639)	851,934	101,773	(174,945)	(142,024)	(211,363)

Realized gain on investments:
Realized gain distributions	—	—	9,588,977	1,622,849	1,775,746	1,053,059
Realized gain (loss) on investments	—	(128,215)	1,064,007	19,942	408,761	280,615
Realized gains (losses)	—	(128,215)	10,652,984	1,642,791	2,184,507	1,333,674

Change in unrealized appreciation
(depreciation) on investments	—	1,602,592	1,521,372	2,490,481	2,350,939	2,579,129
Net increase (decrease) in net
assets resulting from operations	$(2,639)	$2,326,311	$12,276,129	$3,958,327	$4,393,422	$3,701,440

5	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statement of Operations
Year ended December 31, 2019

	Investment	Limited Duration			Covered Call	Equity
	Grade	Bond	Opportunity	Total Return	Strategy	Income
Investment income:
Income:
Dividends	$690,969	$66,845	$254,338	$500,090	$63,486	$896,519

Expenses:
Mortality and expense risks (note 5)	252,501	144,530	286,809	365,815	83,493	414,152
Administrative charges (note 5)	6,454	3,610	5,904	8,054	1,682	9,874
Total expenses	258,955	148,140	292,713	373,869	85,175	424,026
Net investment income (loss)	432,014	(81,295)	(38,375)	126,221	(21,689)	472,493

Realized gain on investments:
Realized gain distributions	—	—	511,280	475,584	—	2,538,680
Realized gain (loss) on investments	(4,558)	29,604	432,280	313,741	48,431	773,848
Realized gains (losses)	(4,558)	29,604	943,560	789,325	48,431	3,312,528

Change in unrealized appreciation
(depreciation) on investments	1,465,598	322,238	4,003,164	3,154,671	1,004,596	1,764,317
Net increase (decrease) in net
assets resulting from operations	$1,893,054	$270,547	$4,908,349	$4,070,217	$1,031,338	$5,549,338

See accompanying notes to financial statements

6

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Government
	Cash Management		Fund for Income		Growth & Income		Special Situations
	2019	2018	2019	2018	2019	2018	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(2,639)	$(6,670)	$851,934	$789,008	$101,773	$(4,523)	$(174,945)	$(241,506)
Realized gain distributions	—	—	—	—	9,588,977	2,877,618	1,622,849	3,200,282
Realized gain (loss) on investments	—	—	(128,215)	(147,142)	1,064,007	1,856,236	19,942	300,271
Change in unrealized appreciation (depreciation) on investments	—	—	1,602,592	(1,495,717)	1,521,372	(11,762,371)	2,490,481	(7,876,149)
Net increase (decrease) in net assets resulting from operations	(2,639)	(6,670)	2,326,311	(853,851)	12,276,129	(7,033,040)	3,958,327	(4,617,102)

From contract transactions:
Net insurance premiums from contract owners	(828,375)	581,674	1,842,224	2,147,741	920,449	1,548,444	1,275,539	1,944,246
Transfers upon closing of sub-accounts	—	989,765	—	—	—	—	—	—
Transfers between sub-accounts	303,383	(42,460)	353,689	(421,941)	(741,607)	(1,159,024)	280,341	563,367
Transfers for contract benefits and terminations	(628,915)	(657,298)	(2,478,228)	(1,323,385)	(8,024,377)	(6,104,054)	(3,034,246)	(1,724,530)
Increase (decrease) in net assets derived from
contract transactions	(1,153,907)	871,681	(282,315)	402,415	(7,845,535)	(5,714,634)	(1,478,366)	783,083
Net increase (decrease) in net assets	(1,156,546)	865,011	2,043,996	(451,436)	4,430,594	(12,747,674)	2,479,961	(3,834,019)

Net assets:
Beginning of year	3,673,702	2,808,691	20,696,692	21,148,128	53,909,700	66,657,374	21,539,451	25,373,470
End of year	$2,517,156	$3,673,702	$22,740,688	$20,696,692	$58,340,294	$53,909,700	$24,019,412	$21,539,451

7	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	International		Growth Equity		Government		Investment Grade
	2019	2018	2019	2018	2019	2018**	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(142,024)	$(131,013)	$(211,363)	$(173,370)	$—	$172,125	$432,014	$471,139
Realized gain distributions	1,775,746	920,745	1,053,059	1,008,557	—	—	—	—
Realized gain (loss) on investments	408,761	242,606	280,615	225,815	—	(782,354)	(4,558)	(148,235)
Change in unrealized appreciation (depreciation) on investments	2,350,939	(3,932,587)	2,579,129	(2,125,961)	—	398,466	1,465,598	(1,015,325)
Net increase (decrease) in net assets resulting from operations	4,393,422	(2,900,249)	3,701,440	(1,064,959)	—	(211,763)	1,893,054	(692,421)

From contract transactions:
Net insurance premiums from contract owners	1,327,438	2,152,625	1,553,150	2,390,811	—	86,098	123,876	460,900
Transfers upon closing of sub-accounts	—	—	—	—	—	(6,928,059)	—	—
Transfers between sub-accounts	(488,575)	418,684	822,736	1,094,882	—	(499,980)	150,743	(530,782)
Transfers for contract benefits and terminations	(2,445,714)	(1,086,167)	(1,555,876)	(690,374)	—	(601,863)	(2,818,792)	(1,480,559)
Increase (decrease) in net assets derived from
contract transactions	(1,606,851)	1,485,142	820,010	2,795,319	—	(7,943,804)	(2,544,173)	(1,550,441)
Net increase (decrease) in net assets	2,786,571	(1,415,107)	4,521,450	1,730,360	—	(8,155,567)	(651,119)	(2,242,862)

Net assets:
Beginning of year	19,120,681	20,535,788	15,838,932	14,108,572	—	8,155,567	17,699,558	19,942,420
End of year	$21,907,252	$19,120,681	$20,360,382	$15,838,932	$—	$—	$17,048,439	$17,699,558

8	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Limited Duration Bond		Opportunity		Real Estate		Total Return
	2019	2018	2019	2018	2019	2018*	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(81,295)	$26,228	$(38,375)	$(175,399)	$—	$17,885	$126,221	$42,566
Realized gain distributions	—	—	511,280	247,306	—	—	475,584	111,656
Realized gain (loss) on investments	29,604	(16,736)	432,280	303,653	—	27,854	313,741	151,696
Change in unrealized appreciation (depreciation) on investments	322,238	(28,769)	4,003,164	(3,762,865)	—	(55,179)	3,154,671	(2,471,772)
Net increase (decrease) in net assets resulting from operations	270,547	(19,277)	4,908,349	(3,387,305)	—	(9,440)	4,070,217	(2,165,854)

From contract transactions:
Net insurance premiums from contract owners	250,468	270,478	1,412,836	1,745,350	—	324,018	962,188	1,385,540
Transfers upon closing of sub-accounts	—	6,928,059	—	—	—	(989,765)	—	2,533,774
Transfers between sub-accounts	(22,116)	537,013	(646,631)	629,006	—	(1,309,407)	(250,610)	(183,390)
Transfers for contract benefits and terminations	(1,385,391)	(318,334)	(1,597,450)	(1,161,543)	—	(251,921)	(2,218,877)	(667,789)
Increase (decrease) in net assets derived from
contract transactions	(1,157,039)	7,417,216	(831,245)	1,212,813	—	(2,227,075)	(1,507,299)	3,068,135
Net increase (decrease) in net assets	(886,492)	7,397,939	4,077,104	(2,174,492)	—	(2,236,515)	2,562,918	902,281

Net assets:
Beginning of year	10,409,397	3,011,458	17,343,218	19,517,710	—	2,236,515	23,963,674	23,061,393
End of year	$9,522,905	$10,409,397	$21,420,322	$17,343,218	$—	$—	$26,526,592	$23,963,674

9	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Balanced Income		Covered Call Strategy		Equity Income
	2019	2018**	2019	2018	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$—	$80,992	$(21,689)	$(24,143)	$472,493	$131,762
Realized gain distributions	—	81,321	—	—	2,538,680	940,707
Realized gain (loss) on investments	—	(9,714)	48,431	9,819	773,848	719,179
Change in unrealized appreciation (depreciation) on investments	—	(305,741)	1,004,596	(604,509)	1,764,317	(4,773,482)
Net increase (decrease) in net assets resulting from operations	—	(153,142)	1,031,338	(618,833)	5,549,338	(2,981,834)

From contract transactions:
Net insurance premiums from contract owners	—	124,760	415,445	1,209,790	378,937	807,710
Transfers upon closing of sub-accounts	—	(2,533,774)	—	—	—	—
Transfers between sub-accounts	—	(283,096)	132,474	1,049,629	(174,964)	(197,639)
Transfers for contract benefits and terminations	—	(221,641)	(614,369)	(110,626)	(4,033,583)	(2,262,340)
Increase (decrease) in net assets derived from
contract transactions	—	(2,913,751)	(66,450)	2,148,793	(3,829,610)	(1,652,269)
Net increase (decrease) in net assets	—	(3,066,893)	964,888	1,529,960	1,719,728	(4,634,103)

Net assets:
Beginning of year	—	3,066,893	5,073,197	3,543,237	27,637,780	32,271,883
End of year	$—	$—	$6,038,085	$5,073,197	$29,357,508	$27,637,780

* For period January 1, 2018 to August 17, 2018.
** For period January 1, 2018 to December 14, 2018.

See accompanying notes to financial statements

10

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

(1)	Organization

First Investors Life Variable Annuity Fund D (Separate Account D), a unit investment trust registered under the Investment Company Act of 1940 (the 1940 Act), is a segregated investment account established by Foresters Life Insurance and Annuity Company (FLIAC), formerly First Investors Life Insurance Company, and exists in accordance with the regulations of the New York State Department of Financial Services. Assets of Separate Account D have been used to purchase shares in diversified investment funds (the Funds). Up until October 4, 2019, the assets were used to purchase shares of First Investors Life Series Funds, an open end diversified management investment company registered under the 1940 Act. On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company (FIMCO), an affiliate of FLIAC, reorganized into a substantially similar series of the Delaware VIP Trust, managed by Delaware Management Company, a series of Macquarie Investment Management Business Trust.

FLIAC offers two variable annuity contracts through Separate Account D, referred to as Tax Tamer II and First Choice Bonus Annuity. New policies of Tax Tamer II are no longer available for sale. Policyholders may continue to make additional payments under their respective Policy.

The contract holder directs the deposits into the sub-accounts that comprise Separate Account D and bears the investment risk if the sub-accounts do not meet their stated investment objectives. On October 4, 2019 the Select Growth sub-account name was changed to Growth Equity and the Limited Duration High Quality Bond sub-account name was changed to Limited Duration Bond. The sub-accounts invest in the following underlying Delaware VIP Fund Series portfolios: Government Cash Management, Fund for Income, Growth & Income, Special Situations, International, Growth Equity, Investment Grade, Limited Duration Bond, Opportunity, Total Return, Covered Call Strategy, and Equity Income.

(2)	Significant Accounting Practices

(a) Basis of Presentation

The financial statements of Separate Account D are presented in conformity with U.S. generally accepted accounting principles based on guidance in Accounting Standards Codification (ASC) 946 Financial Services – Investment Companies.

11	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

(b)	Use Of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of investments in Separate Account D is determined using valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). The three levels of inputs within this hierarchy are described below:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that Separate Account D has the ability to access.

Level 2 – observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – unobservable inputs for the asset and liability, to the extent relevant inputs are not available, representing Separate Account D’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The inputs methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019. Separate Account D will adopt the provisions of this guidance for its fiscal year beginning January 1, 2020 and will not have an impact on the financial position, results of operations or changes in net assets of Separate Account D.

12	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

(d)	Subsequent Events

Management has evaluated subsequent events from the balance sheet date through April 1, 2020, the date that the financial statements were available to be issued.

The U.S. stock and bond markets have encountered significant volatility and the global economy experienced a downturn during the first quarter of 2020. The conditions directly and indirectly affect the companies in which the underlying Funds invest, which has impacted their valuations. Although management cannot quantify the full impact of these conditions as of the issuance of the financial statements, to date Funds shares continue to be redeemed in the normal course of business at the current NAV.

(e)	Investments

Shares of the Funds held by each of the sub-accounts of Separate Account D are valued at net asset value (NAV) per share of such Funds, which value the underlying investment securities at fair value on a daily basis. The NAV is a Level 1 input within the FASB fair value hierarchy since there is a readily determinable market, there are no restrictions on the Funds’ redemption and sufficient transaction volumes exists. All distributions received from the Funds are reinvested to purchase additional shares of the Funds at net asset value. Investment transactions are accounted for on a trade date basis and average cost is the basis followed in determining the cost of investments sold for financial statement purposes.

(f)	Investment Income

Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date. Realized gains and losses are recorded on a trade date basis. Reinvested realized gain distributions are recorded when received. Average cost is used as the basis of investments held and sold. The change in the value of the Funds is recorded as unrealized appreciation or depreciation and is included in the accompanying statement of operations.

13	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

(g) Federal Income Taxes

Separate Account D is not taxed separately because its operations are part of the total operations of FLIAC, which is taxed as a life insurance company under the Internal Revenue Code. Separate Account D is not taxed as a regulated investment company under Subchapter M of the Code. Under existing Federal income tax law, no taxes are payable on the investment income or on the capital gains of Separate Account D, accordingly no provision for federal income taxes has been made.

(3)	Investments

At December 31, 2019, investments in Funds in which the sub-accounts of the Separate Account invest, were presented using the NAV of the Funds. There were no transfers between the Levels in the FASB fair value hierarchy during the year ended December 31, 2019.

Investments consist of the following at December 31, 2019:

		Net asset	Fair
	Shares	value	value	Cost
First Investors Life Series Fund:
Government Cash Management	2,520,100	$1.00	$2,520,100	$2,520,100
Fund for Income	3,579,760	$6.36	$22,767,272	$23,238,110
Growth & Income	1,355,169	$43.10	$58,407,792	$49,003,972
Special Situations	746,574	$32.21	$24,047,154	$22,481,899
International	877,311	$25.00	$21,932,786	$17,934,053
Growth Equity	1,233,156	$16.53	$20,384,074	$16,338,712
Investment Grade	1,548,852	$11.02	$17,068,352	$16,625,229
Limited Duration Bond	986,957	$9.66	$9,534,006	$9,274,826
Opportunity	1,099,762	$19.50	$21,445,350	$16,441,459
Total Return	1,858,460	$14.29	$26,557,390	$22,552,288
Covered Call Strategy	485,553	$12.45	$6,045,139	$5,330,489
Equity Income	1,313,884	$22.37	$29,391,576	$23,030,480

14	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

The cost of purchases and proceeds from sale of investments for the year ended December 31, 2019 were as follows:

	Purchases	Sales
Government Cash Management	$(482,443)	$675,095
Fund for Income	$3,186,719	$2,615,095
Growth & Income	$11,496,251	$9,650,048
Special Situations	$3,107,028	$3,136,971
International	$2,924,692	$2,895,178
Growth Equity	$3,720,653	$2,054,498
Investment Grade	$1,208,998	$3,321,993
Limited Duration Bond	$528,594	$1,763,868
Opportunity	$2,089,953	$2,444,522
Total Return	$2,025,272	$2,927,327
Covered Call Strategy	$693,357	$780,548
Equity Income	$3,774,377	$4,592,532

(4)	Changes in Units

The changes in units outstanding for the years ended December 31, 2019 and 2018 were as follows:

	2019			2018
			Net			Net
	Units	Units	increase	Units	Units	increase
	issued	redeemed	(decrease)	issued	redeemed	(decrease)
Government Cash
Management	558,222	(664,383)	(106,161)	1,137,073	(1,058,723)	78,350
Fund for Income	98,090	(110,542)	(12,452)	102,458	(84,041)	18,417
Growth & Income	30,579	(264,402)	(233,823)	34,483	(210,449)	(175,966)
Special Situations	53,568	(106,732)	(53,164)	81,866	(54,258)	27,608
International	46,154	(109,158)	(63,004)	107,929	(44,820)	63,109
Growth Equity	152,607	(104,974)	47,633	206,409	(52,992)	153,417
Government	—	—	—	16,202	(491,366)	(475,164)
Investment Grade	23,891	(139,394)	(115,503)	32,654	(109,233)	(76,579)
Limited Duration Bond	51,096	(173,441)	(122,345)	861,881	(58,189)	803,692
Opportunity	82,580	(126,536)	(43,956)	143,937	(72,422)	71,515
Real Estate	—	—	—	21,471	(233,463)	(211,992)
Total Return	81,027	(190,229)	(109,202)	341,354	(98,876)	242,478
Balanced Income	—	—	—	30,998	(306,102)	(275,104)
Covered Call Strategy	59,797	(62,603)	(2,806)	207,773	(17,422)	190,351
Equity Income	12,366	(147,026)	(134,660)	34,581	(94,618)	(60,037)

15	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

(5)	Mortality and Expense Risks and Deductions

In consideration for its assumption of the mortality and expense risks connected with the Variable Annuity Contracts, FLIAC deducts an amount equal on an annual basis to 1.25% of the daily net asset value of Separate Account D. An additional administrative charge equal on an annual basis to 0.15% of the daily net asset value is deducted. These deductions are assessed through a reduction of unit values.

An annual contract maintenance charge of $30 ($35 for First Choice Bonus Annuity contracts) is deducted from the accumulated value of the contract on the last business day of the contract year or on the date of surrender of the contract, if earlier and is assessed through the redemption of units.

The Variable Annuity Contracts are sold without an initial sales charge, but at the time of a full or partial surrender of the Contract, they may be subject to a contingent deferred sales charge (CDSC) of 0% to 7% (0% to 8% for First Choice Bonus Annuity contracts) of the value of the Accumulation Units surrendered.

16	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

(6)	Financial Highlights

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units	Unit value ($)	($000s)	(%) [1]	(%) [2]	(%) [3]
Government Cash
Management:
December 31:
2019	229,698	10.870	2,517	1.22	1.40	(0.06)
2018	335,859	10.876	3,674	1.23	1.40	(0.17)
2017	257,508	10.894	2,809	0.25	1.40	(1.14)
2016	305,563	11.019	3,370	—	1.40	(1.39)
2015	601,801	11.175	6,729	—	1.40	(1.39)

Fund for Income:
December 31:
2019	1,019,234	22.306	22,741	5.18	1.40	11.21
2018	1,031,686	20.057	20,697	5.19	1.40	(3.94)
2017	1,013,269	20.879	21,148	4.98	1.40	5.34
2016	1,015,194	19.821	20,131	5.55	1.40	9.57
2015	1,081,257	18.089	19,546	5.36	1.40	(3.21)

Growth & Income:
December 31:
2019	1,616,531	36.075	58,340	1.61	1.40	23.85
2018	1,850,354	29.127	53,910	1.44	1.40	(11.42)
2017	2,026,319	32.881	66,657	1.53	1.40	16.63
2016	2,181,636	28.192	61,520	1.44	1.40	8.35
2015	2,349,523	26.019	61,150	1.16	1.40	(4.47)

Special Situations:
December 31:
2019	825,964	29.075	24,019	0.70	1.40	18.68
2018	879,128	24.498	21,539	0.47	1.40	(17.76)
2017	851,520	29.787	25,373	0.90	1.40	16.62
2016	895,138	25.541	22,871	0.54	1.40	14.49
2015	931,044	22.310	20,778	0.63	1.40	(1.91)

International:
December 31:
2019	837,964	26.133	21,907	0.78	1.40	23.17
2018	900,968	21.217	19,121	0.79	1.40	(13.38)
2017	837,859	24.494	20,536	1.08	1.40	31.11
2016	900,289	18.681	16,824	1.25	1.40	(5.54)
2015	923,314	19.777	18,267	1.07	1.40	2.05

Growth Equity:
December 31:
2019	1,035,838	19.653	20,360	0.30	1.40	22.62
2018	988,205	16.027	15,839	0.31	1.40	(5.13)
2017	834,788	16.894	14,109	0.50	1.40	30.95
2016	862,840	12.901	11,133	0.60	1.40	2.59
2015	800,313	12.575	10,065	0.36	1.40	1.77

Government: [4]
December 31:
2018	—	—	—	3.59	1.40	(2.50)
2017	475,165	17.156	8,156	1.98	1.40	0.12
2016	495,678	17.135	8,491	2.12	1.40	(0.92)
2015	493,359	17.294	8,533	2.27	1.40	(1.35)

17	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units	Unit value ($)	($000s)	(%) [1]	(%) [2]	(%) [3]
Investment Grade:
December 31:
2019	754,400	22.589	17,048	3.84	1.40	11.06
2018	869,903	20.340	17,700	3.95	1.40	(3.39)
2017	946,482	21.053	19,942	3.89	1.40	3.27
2016	975,869	20.387	19,901	4.10	1.40	3.19
2015	993,791	19.756	19,631	4.17	1.40	(1.74)

Limited Duration Bond:
December 31:
2019	1,001,679	9.495	9,523	0.65	1.40	2.64
2018	1,124,024	9.251	10,409	2.03	1.40	(1.61)
2017	320,333	9.402	3,011	1.72	1.40	(0.15)
2016	325,656	9.416	3,066	0.85	1.40	(0.76)
2015	243,381	9.488	2,309	—	1.40	(1.90)

Opportunity:
December 31:
2019	1,128,729	18.978	21,420	1.23	1.40	28.30
2018	1,172,685	14.792	17,343	0.52	1.40	(16.56)
2017	1,101,171	17.727	19,518	0.63	1.40	17.35
2016	1,082,150	15.107	16,348	0.43	1.40	6.75
2015	1,018,696	14.152	14,421	0.19	1.40	(2.19)

Real Estate: [4]
December 31:
2018	—	—	—	1.83	1.40	0.67
2017	211,992	10.552	2,237	1.36	1.40	(0.14)
2016	186,778	10.567	1,974	0.48	1.40	5.09
2015	102,945	10.055	1,036	—	1.40	0.55

Total Return:
December 31:
2019	1,847,157	14.358	26,527	1.91	1.40	17.23
2018	1,956,359	12.248	23,964	1.61	1.40	(8.94)
2017	1,713,880	13.450	23,061	1.58	1.40	10.20
2016	1,686,959	12.206	20,598	1.43	1.40	5.13
2015	1,691,156	11.610	19,636	0.94	1.40	(2.98)

Balanced Income: [4]
December 31:
2018	—	—	—	4.17	1.40	(5.28)
2017	275,104	11.151	3,067	1.09	1.40	8.05
2016	269,248	10.320	2,779	—	1.40	5.23
2015	145,454	9.808	1,427	—	1.40	(1.92)

Covered Call Strategy: [4]
December 31:
2019	497,662	12.137	6,038	1.06	1.40	19.68
2018	500,468	10.141	5,073	0.88	1.40	(11.24)
2017	310,117	11.426	3,543	0.30	1.40	9.52
2016	182,832	10.432	1,907	—	1.40	4.32

Equity Income:
December 31:
2019	966,561	30.358	29,358	3.02	1.40	21.00
2018	1,101,221	25.089	27,638	1.87	1.40	(9.69)
2017	1,161,258	27.781	32,272	1.88	1.40	13.91
2016	1,226,441	24.388	29,923	1.97	1.40	11.70
2015	1,282,951	21.834	28,023	1.68	1.40	(2.40)

Target Maturity 2015: [4]
December 31:
2015	—	—	—	10.39	1.40	(1.74)

18	(Continued)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2019

1.	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

2.	These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the periods indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through redemption of units and expenses of the underlying fund have been excluded.

3.	These amounts represent the total return for the periods indicated, including changes in value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

4.	The Real Estate and the Balanced Income sub-accounts were launched on May 1, 2015 and November 2, 2015, respectively. The total return for the Real Estate and the Balanced Income sub-accounts for 2015 were calculated for the period May 1, 2015 to December 31, 2015 and November 2, 2015 to December 31, 2015, respectively. The Target Maturity 2015 sub-account was closed on December 15, 2015. The total return for the Target Maturity 2015 sub-account for 2015 was calculated for the period January 1, 2015 to December 14, 2015. The Covered Call Strategy sub-account was launched on May 2, 2016. The total return for the Covered Call Strategy sub-account was calculated for the period May 2, 2016 to December 31, 2016. The Real Estate sub-account was closed on August 17, 2018. The total return for the Real Estate sub-account was calculated for the period January 1, 2018 to August 17, 2018. The Government and Balanced Income sub-accounts were closed on December 14, 2018. The total return for the Government and Balanced Income sub-accounts were calculated for the period January 1, 2018 to December 14, 2018.

19

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	Financial Statements. Financial statements of First Investors Life Variable Annuity Fund D (the “Registrant” or the “Separate Account”) as of December 31, 2019 and for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, and financial statements of Nassau Life Insurance Company (the “Depositor” or “NNY”) as of December 31, 2019 and 2018, and as of December 31, 2018 and 2017, and for each of the years in each of the two-year periods ended December 31, 2019 and December 31, 2018, are included in Part B of the Registration Statement.

(b)	Exhibits

	(1)	Resolution of the Board of Directors of First Investors Life Insurance Company establishing the Separate Account.[1]
	(2)	Not applicable.
	(3)	Underwriting and distribution contracts:
(a) Underwriting Agreement between First Investors Life Insurance Company, the Separate Account and First Investors Corporation.[2]
(b) Amendment to Underwriting Agreement between First Investors Life Insurance Company, the Separate Account and First Investors Corporation.[2]
(c) Specimen Variable Annuity Dealer Agreement between First Investors Corporation and dealers.[1]
(d) Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc., filed herewith.
(e) Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC, filed herewith.
	(4)	Specimen Individual Flexible Premium Deferred Variable Annuity Contract issued by First Investors Life Insurance Company for participation in the Separate Account.[3]
	(5)	Form of application used with the Individual Flexible Premium Deferred Variable Annuity Contract provided in response to (4) above.[2]
	(6)	Depositor instrument of organization and by-laws:
(a) Certificate of Incorporation of NNY, filed herewith.
(b) By-laws of NNY, filed herewith.
(c) Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY, filed herewith.
	(7)	Not applicable.
	(8)	Material contracts:
(a) Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement), filed herewith.
(b) Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.), filed herewith.
	(9)	Opinion and consent of counsel, filed herewith.
	(10)	Consents of Independent Registered Public Accounting Firm, filed herewith.
	(11)	Not applicable.
	(12)	Not applicable.
	(13)	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer, filed herewith.

1 Incorporated herein by reference to the initial Registration Statement on Form N-4 (File Nos. 333- 26341; 811-08205) filed by the Registrant on May 1, 1997.

2 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Nos. 333-186359; 811-08205) filed by the Registrant on May 6, 2013.

3 Incorporated herein by reference to the initial Registration Statement on Form N-4 (File Nos. 333- 186359; 811-08205) filed by the Registrant on January 31, 2013.

Item 25. Directors and Officers of the Depositor

The following are the directors and officers of NNY. Unless otherwise noted, each director’s and officer’s principal business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Depositor
Phillip Gass	President, Chief Executive Officer and Director

Thomas Buckingham	Vice President, Chief Product and Service Officer

Kostas Cheliotis	Vice President, General Counsel, Secretary and Director

David Czerniecki	Vice President, Chief Investment Officer

Richard Daniel McCoach	Vice President, Chief Information Officer

William Moorcroft	Chief Compliance Officer, Anti-Money Laundering Officer

Justin Mosbo	Vice President, Chief Actuary

Thomas Williams	Vice President, Chief Financial Officer and Director

Leanne Bell	Director

Kevin Gregson	Director

Michael Kalen	Director

Leland Launer	Director

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of NNY, a stock life insurance company incorporated under the laws of the State of New York. NNY is an indirect subsidiary of Nassau Financial Group L.P. An organization chart of Nassau Financial Group L.P. is set forth below.

Nassau Financial Group L.P. (Cayman) (Individuals) [Contract]
Nassau Financial Group L.P. (Cayman) [Contract]
Nassau Asset Management LLC (Delaware) [100%]
Nassau CorAmerica LLC (Delaware) [100%]
Nassau CorAmerica Loan Company LLC (Delaware) [100%]
Nassau CorAmerica Advisors LLC (Delaware) [100%]
Nassau CorAmerica FL1 GP LLC (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LP (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LLC (Delaware) [Contract]
Nassau CorAmerica 2019-FL1 (Cayman) LP [Contract]
Nassau Corporate Credit LLC (Delaware) [100%]
NCC CLO Manager LLC (Delaware) [100%]
NCC Management LLC (Delaware) [100%]
Nassau Private Credit LLC (Delaware) [100%]
Nassau Private Credit GP LLC (Delaware) [100%]
Nassau Private Credit Onshore Fund LP (Delaware) [Contract]
Nassau Private Credit Master Fund LP (Kentucky) [Contract]
Nassau Private Credit Offshore Fund LP (Kentucky) [Contract]
NPC SGP LLC (Delaware) [100%]
Nassau Alternative Investments LLC (Delaware) [100%]
NAMCO Services LLC (Delaware) [100%]
NSRE Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Partners, LLC (Delaware) [86.2%]
Dedicated Distribution Partners, LLC (Delaware) [100%]
Saybrus Management Holding Company Inc. (Delaware) [Contract]
Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Equity Services, LLC (Delaware) [100%]
Nassau Insurance Group Holdings GP, LLC (Delaware) [Contract]
Nassau Insurance Group Holdings, L.P. (Delaware) [Contract]
The Nassau Companies (Delaware) [100%]
Nassau Life Insurance Company of Texas (Texas) [100%] (1)
Nassau Life Insurance Company of Kansas (Kansas) [100%]
Nassau Life and Annuity Company (Connecticut) [100%]
Lynbrook Re, Inc. (Vermont) [100%]
Nassau Co-Invest Fund LLC (Delaware) [100%]
Sunrise Re, Inc. (Vermont) [100%]
The Nassau Companies of New York (Delaware) [100%]
Nassau CLO SPV-I LLC (Delaware) [56%] (2)
Nassau CLO SPV-II LLC (Delaware) [54.34%] (3)
Nassau Employee Co-Invest Fund I LLC (Delaware) [51%] (4)
Nassau Life Insurance Company NY (New York) [100%]
PM Holdings, Inc. (Connecticut) [100%]
Phoenix Founders, Inc. (Connecticut) [100%]
Nassau 2019 CFO LLC (Delaware) [76.73%] (5)
Nassau 2019 CFO Fund LLC (Delaware) [100%]
PHL Delaware LLC (Delaware) [100%]
DSM Sands LLC (Delaware) [100%]
PHL Variable Insurance Company (Connecticut) [100%]
Concord Re, Inc. (Connecticut) [100%]
Westgate Delaware LLC (Delaware) [100%]
Nassau Reinsurance LLC (Delaware) [100%]
NSRE BD Holdco LLC (Delaware) [100%]
1851 Securities, Inc. (Delaware) [100%]
Nassau Cayman Brac Holding Company (Delaware). [100%]
Nassau Re (Cayman Brac) Ltd. (Cayman) [100%]

Item 27. Number of Contract Owners

As of May 1, 2020, the number of owners of qualified and non-qualified contracts offered by the Registrant was 0 and 2,665, respectively.

Item 28. Indemnification

Section 6.1 of the By-laws of NNY provides as follows:

To the full extent permitted by the laws of the State of New York, NNY shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a director, officer or employees of the company; or

(2)	serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the company, and at the time of such services, was a director, officer or employee of the company against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the company seeking indemnification may be entitled.

In addition, the directors and officers of the company are insured against certain liabilities arising out of their conduct in such capacities. The coverage is subject to certain terms and conditions and to the specified coverage limit set forth in the applicable policies.

Under the terms of the underwriting agreement between NNY and 1851 Securities, Inc., NNY will indemnify and hold harmless 1851 Securities, Inc. for any expenses, losses, claims, damages or liabilities (including attorney fees) incurred by reason of any material misrepresentation or omission in a registration statement or prospectus for a variable insurance product for which 1851 Securities, Inc. serves as principal underwriter; provided, however, NNY shall not be required to indemnify for any expenses, losses, claims, damages or liabilities which have resulted from the negligence, misconduct or wrongful act of 1851 Securities, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a)	1851 Securities, Inc. is the principal underwriter for the contracts supported by the Registrant. 1851 Securities, Inc. acts as principal underwriter for the following investment companies (including the Registrant): First Investors Life Variable Annuity Fund C, First Investors Life Variable Annuity Fund D, First Investors Life Level Premium Variable Life Insurance (Separate Account B); First Investors Life Separate Account E, and First Investors Life Variable Annuity Fund A; Nassau Life Separate Account C; Nassau Life Separate Account D; Nassau Life Variable Accumulation Account; Nassau Life Variable Universal Life Account; PHL Variable Accumulation Account; PHL Variable Accumulation Account II; PHLVIC Variable Universal Life Account; and Nassau Life and Annuity Variable Universal Life Account. These investment companies are separate accounts of NNY or affiliates thereof. 1851 Securities, Inc. does not serve as depositor, sponsor or investment adviser to any investment companies.

(b)	The following are the directors and officers of 1851 Securities, Inc. Unless otherwise noted, each director’s and officer’s business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Principal
Underwriter
William Moorcroft	Chief Executive Officer, Chief Compliance Officer and Director

Peter Hosner Jr.*	Chief Financial Officer

Walter Costenbader	Financial and Operations Principal (FinOP)

Thomas Buckingham	Director

Susan Guazzelli	Director

Hayley Maldonado	Director

*Business address is 15 Tech Valley Drive, East Greenbush, New York 12061.

(c)	1851 Securities, Inc. did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by Foresters Financial Services, Inc., the former principal underwriter for the contracts supported by the Registrant, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Foresters Life Insurance and Annuity Company):

(1) Name of Principal	(2) Net Underwriting	(3) Compensation on	(4) Brokerage	(5) Other
Underwriter	Discounts and Commissions	Redemption	Commissions	Compensation
Foresters Financial Services, Inc.	$733,317	None	None	None

Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by NNY at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage) and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 31. Management Services

Not applicable.

Item 32. Undertakings

Registrant hereby makes the following undertakings:

(a)	An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)	An undertaking to include either: (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	An undertaking to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

NNY represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by NNY under the contracts.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 8th day of July, 2020.

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D
(Registrant)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

NASSAU LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Phillip Gass	President, Chief Executive Officer	July 8, 2020
Phillip Gass*	and Director

/s/ Thomas Williams	Chief Financial Officer and	July 8, 2020
Thomas Williams*	Director

/s/ David Monroe	Chief Accounting Officer	July 8, 2020
David Monroe*

/s/ Leanne Bell	Director	July 8, 2020
Leanne Bell*

/s/ Kevin Gregson	Director	July 8, 2020
Kevin Gregson*

/s/ Michael Kalen	Director	July 8, 2020
Michael Kalen*

/s/ Leland Launer	Director	July 8, 2020
Leland Launer*

*By:	/s/ Kostas Cheliotis
Kostas Cheliotis (Attorney-in-Fact pursuant to powers of attorney filed herewith)
Date: July 8, 2020

INDEX OF EXHIBITS

Exhibit Number	Description
3(d)	Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc.

3(e)	Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC

6(a)	Certificate of Incorporation of NNY

6(b)	By-laws of NNY

6(c)	Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY

8(a)	Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement)

8(b)	Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.)

9	Opinion and consent of counsel

10	Consents of Independent Registered Public Accounting Firm

13	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer